Exhibit 99.1

OSKAR HOLDINGS N.V.
OSKAR FINANCE B.V.
OSKAR MOBIL A.S.

In accordance with Section 4.14(a)(1) of Indenture dated as of October 13, 2004 entered into among Oskar Mobil a.s., as issuer, Oskar Holdings N.V. and Oskar Finance B.V., as guarantors,
J.P. Morgan Chase Bank, as trustee, J.P. Morgan Bank Luxembourg S.A., as registrar and Luxembourg transfer agent,
Dexia Banque Internationale à Luxembourg, as Luxembourg paying agent, and J.P. Morgan Europe Limited, as joint security agent,

we present you the following report:

April 2005

EXPLANATORY NOTES

References herein to the "Company", the "Corporation", "we", "us", "our" or "Oskar Holdings" are references to Oskar Holdings N.V., a Netherlands public limited liability company, and, where the context requires, its daughter companies, Oskar Finance B.V., a Netherlands private limited liability company hereinafter referred to as "Oskar Finance", and Oskar Mobil a.s., formerly Cesky Mobil a.s., a Czech joint stock company hereinafter referred to as "Oskar Mobil". Unless otherwise indicated, all dollar amounts in this document are expressed in U.S. dollars. The word "dollar" and the symbols "$" or "U.S.$" refer to the lawful currency of the United States of America, the word "Euro" and the symbol "€" refer to the lawful single currency of the European Monetary Union, and the words "Czech Koruna" and the symbol "CZK" refer to the lawful currency of the Czech Republic.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

We are presenting the consolidated financial statements of Oskar Holdings, the parent company of Oskar Finance and Oskar Mobil. Oskar Holdings and Oskar Finance have each provided a full and unconditional senior guarantee of the notes, and as of the date of this document, do not own any significant assets other than their interest in Oskar Mobil. Our financial statements are presented in Czech Koruna and have been prepared in accordance with U.S. GAAP, and all financial information presented in this document about us has been derived from those financial statements. Oskar Mobil, which sets tariffs in Czech Koruna and whose revenues and operating expenses are primarily in Czech Koruna, has the Czech Koruna as a functional currency while, at the Oskar Holdings and Oskar Finance levels, the functional currency is the dollar. Accordingly, transactions in currencies other than our respective functional currencies are translated into our functional currencies at the exchange rates on the applicable transaction dates. We report our consolidated results in Czech Koruna and we translate the results of operations of Oskar Holdings and Oskar Finance from dollars to Czech Koruna using the monthly average exchange rates, while their assets and liabilities are translated to Czech Koruna using the exchange rate at each balance sheet date.

The financial information included in this document is not intended to comply with SEC reporting requirements. Compliance with such requirements may require the modification or exclusion of certain financial measures, including operating income before depreciation and amortization ("OIBDA"), OIBDA ratios, average revenue per user ("ARPU") and pro forma information, and would require the presentation of certain other information not included herein, such as financial information of the issuer and each of the guarantors. Except for statutory accounts, neither Oskar Mobil nor any of the guarantors make non-consolidated financial statements publicly available.

OIBDA and certain other items included herein are non-GAAP measures and you should not consider such items as alternatives to the applicable U.S. GAAP measures. In particular, you should not consider OIBDA as a measurement of our financial performance or liquidity under U.S. GAAP, as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our performance.

We use the term OIBDA, which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to by many other wireless telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending, such as capital expenditure and other investments, and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA less depreciation and amortization is equal to operating income as presented in accordance with U.S. GAAP. On a consolidated basis, our net income is equal to OIBDA less depreciation and amortization, net interest expense, other income and foreign exchange gains or losses.

OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under U.S. GAAP. As a measure of performance, OIBDA presents some limitations for the following reasons:

  It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  It does not reflect changes in, or cash requirements for, our working capital needs;

  It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;

  It does not reflect foreign exchange gains or losses; and

  Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, OIBDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using OIBDA only supplementally.

We also believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

Rounding adjustments have been made in calculating some of the financial information included in this report. As a result, figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that precede them.

Exchange Rate Information

The following table sets forth the exchange rates in effect at the end of the periods noted and the average of the exchange rates on each business day of such periods for purposes of converting the Czech Koruna to 1 Euro and 1 dollar, respectively. The exchange rates are based on the daily fixing rate as reported by the Czech National Bank ("CNB"). As of April 22, 2005, the exchange rates were CZK 30.275 = €1 and CZK 23.152 = $1.00.

CZK/EUR	2000	2001	2002	2003	2004
Average	35.610	34.083	30.812	31.844	31.904
Year End	35.090	31.980	31.600	32.405	30.465

CZK/USD	2000	2001	2002	2003	2004
Average	38.590	38.038	32.736	28.227	25.701
Year End	37.813	36.259	30.141	25.654	22.365

Industry and Market Data

In this document, we rely on and refer to information regarding our business and the markets in which we operate and compete. We have obtained this information from various third party sources and our own internal estimates. We have obtained market and industry data relating to our business from providers of industry data, including EMC World Cellular Database. We have obtained subscriber information and other data relating to other wireless operators from publicly available sources including press releases published by such operators. These data, such as financial information and key performance indicators, have in some instances been reported using accounting and other internal management policies that are dissimilar to our own. We have not adjusted or harmonized any data for such differences or any comparisons based on such data included in this document. As a result, such data and comparisons may not accurately reflect the competitive positions of the wireless operators being referenced.

Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We believe that these industry publications, surveys and forecasts are reliable but have not independently verified them and cannot guarantee their accuracy or completeness.

In addition, in many cases, we have made statements in this document regarding our industry and our position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our internal surveys or information has been verified by any independent sources. Statistical information contained in this document concerning the Czech economy is derived from data published by the government of the country and various publications including, among others, reports by The Economist Intelligence Unit, and, although we do not know such statistical information to be inaccurate, we do not accept responsibility for the accuracy of such statistical information.

The subscriber data included in this document, including penetration rates, ARPU, market shares and churn rates, are derived from management estimates, are not part of our financial statements and have not been audited or otherwise reviewed by outside auditors, consultants or experts.

We count as subscribers individuals and businesses that pay us in advance of providing services and refer to them as prepaid customers and others that pay us each month after we provide service, and refer to them as postpaid customers. The rates at which these prepaid and postpaid customers are disconnected from our network, or are removed from our subscriber count due to inactivity, are referred to as our churn rates. The churn rates we provide in this document are monthly average churn rates, which we calculate by dividing the number of customers we remove from our subscriber base during a month by our balance of subscribers at the beginning of the month. A wireless operator's measurement of churn activity affects various key performance indicators, including total subscriber amounts and ARPU levels. A tightening, or shortening, of a churn policy may result in a one time reduction of total subscriber amounts, a one time increase in churn rate and higher ARPU levels. As a result, such data and any related comparisons of us and other operators included in this document may not accurately reflect our competitive position and the competitive positions of such other operators.

Unless otherwise indicated, all operating data presented herein are as of December 31, 2004 or for the year then ended.

FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein by reference contain certain forward-looking statements concerning our future operations, economic performance, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the wireless telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as "believe", "intend", "may", "will", "should", "expect", "estimate", "anticipate", "continue", or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analysis made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed herein. Consequently, all of the forward-looking statements made in this document and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

ITEM 1 - KEY INFORMATION

Selected historical consolidated financial information

The following tables set forth certain historical consolidated financial information derived in part from our consolidated financial statements as of December 31, 2002, 2003 and 2004 and for the fiscal years ended December 31, 2002, 2003 and 2004, which have been audited by Ernst & Young LLP. You should read this section together with "Operating and financial review and prospects" and our consolidated financial statements and the notes thereto included herein, which have been prepared in accordance with U.S. GAAP.

	Year ended December 31,
(CZK in thousands)	2002	2003	2004
Statement of Income (Loss):
Revenues:
Services	7,366,402	10,819,594	13,387,564
Equipment	655,320	659,004	724,356
Total revenues	8,021,722	11,478,598	14,111,920
Operating expenses:
Cost of services	3,982,965	4,606,761	5,368,807
Cost of equipment	823,977	1,004,031	1,152,626
Selling, general and administrative expenses	2,570,402	2,975,851	3,443,766
Depreciation and amortization	2,183,378	2,645,988	2,931,751
Operating income (loss)	(1,539,000)	245,967	1,214,970
Interest expense	(1,023,157)	(1,037,149)	(1,026,949)
Interest and other income	13,566	11,357	32,296
Foreign exchange gain	157,620	26,163	94,603
Net loss	(2,390,971)	(753,662)	(333,374)

Statement of Cash Flow Data:
Cash provided by operating activities	326,532	1,539,362	3,335,492
Cash used in investing activities(1)	(4,681,385)	(2,246,219)	(2,974,660)
Cash provided (used in) by financing activities	4,043,328	2,087,777	(699,584)

	As of December 31,
(CZK in thousands)	2002	2003	2004

Balance Sheet Data:
Cash and cash equivalents	184,157	1,565,077	1,226,325
Property, plant and equipment and licenses	18,319,735	17,631,189	17,026,387
Total assets	19,985,688	20,949,287	20,287,087
Long-term debt, including current portion	14,165,102	15,055,655	14,596,245
Total shareholders' equity	1,633,829	1,830,733	2,341,318

(1)             Cash used in investing activities consists of cash acquisitions of property, plant and equipment, with the exception of CZK 613.9 million of cash used in the year ended December 31, 2004 for an acquisition of a minority interest in Oskar Mobil.

RISK FACTORS

Risks relating to our business

We operate in a highly competitive market.

The Czech Republic is one of the most developed wireless telecommunications markets in Central and Eastern Europe. By some estimates the current market penetration rate for wireless services in the Czech Republic is as high as 105%. Accordingly, in order to grow our business we must attract current subscribers away from our competitors, rather than rely on offering our services to new customers in the market. The same is true for our competitors and, as a result, competition in the Czech wireless telecommunications market is very intense. Actions taken by our competitors, as well as actions taken by us to maintain our competitiveness and reputation, have placed and will continue to place pressure on our pricing and service strategies, margins and profitability.

Within this environment, we compete with companies that have substantially greater financial and other resources, research and development staffs, and technical and marketing capabilities than we have, and we face significant competition from established competitors. Our two existing competitors are Eurotel Praha, spol. s r.o. ("Eurotel"), a wholly owned subsidiary of Cesky Telecom, a.s. ("Cesky Telecom"), the government majority-owned fixed-line operator that is the largest in the Czech Republic, and T-Mobile Czech Republic, a.s. ("T-Mobile"), a Czech subsidiary of Deutsche Telekom AG, which owns and operates wireless telecommunications operations throughout Europe and in the United States. As of December 31, 2004, Eurotel's reported subscriber base accounted for approximately 42.6% of the overall Czech wireless market and T-Mobile's reported subscriber base totaled approximately 40.4%, as compared to our subscriber market share of 17.0%. In the future, we may also face competition from new competitors, such as mobile virtual network operators.

Competition in the Czech wireless telecommunications may be further affected as a result of the Czech government's privatization of Cesky Telecom. The Czech government has recently entered into an agreement to sell Cesky Telecom and its subsidiary Eurotel to Telefonica, one of the world's largest telecommunications operators in terms of market capitalization. Eurotel may gain an additional competitive advantage as it will have increased financial and other resources at its disposal. As a result the competitive pressures on us could intensify.

If the Czech economy performs poorly, our business will be impacted negatively.

Our financial results are substantially affected by the health of the economy of the Czech Republic. All of our physical assets and operations are located in the Czech Republic and we derive substantially all of our revenues from customers located within the Czech Republic. The Czech Republic has undergone dramatic reform of its economy since 1989. Public discussion continues as to the need for restructuring certain sectors of the economy. Although the reforms undertaken to date have improved economic performance, such reforms may not continue and the level of economic performance attained over the past few years may not be sustained. In addition, the Czech Republic has experienced growing public finance deficits, which could potentially increase inflation, destabilize the Czech Koruna against foreign currencies and adversely impact our ability to finance foreign currency based expenditures, including repayment on the principal of the notes.

The next general election for the Chamber of Deputies is scheduled for 2006. Changes in economic, regulatory, administrative or other policies of the Czech government, as well as political or economic developments in the Czech Republic over which we have no control, could have a significant effect on the Czech economy, which in turn could have a significant effect on our business, prospects, financial condition, results of operations, or our ability to execute our business plan.

The success of our operations will depend on our ability to retain customers.

Historically our average monthly churn rate has been approximately 2%, but we can give no assurances that this will remain the case. Mobile number portability, expected to be implemented in early 2006 and other changes in the competitive environment may draw our customers elsewhere. Furthermore, our goal of increasing our subscriber base may be adversely affected by our competitors' success in retaining subscribers. If other wireless operators in our market improve their ability to retain subscribers and thereby lower their churn levels, it will become more difficult for us to grow our customer base, and the cost to us of acquiring new customers could rise.

In addition, our performance may be affected by the size and usage trends of our customer base (such as the potential industry shift in Europe from voice to non-voice usage). These trends may in turn be affected by the competitiveness of our tariffs, the competitiveness of alternative services, developments in the Czech wireless market and general macroeconomic conditions, many of which are beyond our control.

The loss of a larger number of subscribers than anticipated will result in a loss of a significant amount of expected revenues and an increase in our churn rates. An increase in our churn rates may raise our operating costs, as we may increase marketing efforts in acquiring new customers to maintain our subscriber growth.

Our aggressive pricing strategy in the Czech Republic, and the future response to that strategy by our competitors, could lead to increased, or more volatile, churn rates as well as lower ARPU. The growth of consumer awareness, additional service offerings from competitors and our competitors' increased focus on our target customer groups may increase our churn rates and reduce ARPU.

Our high-value customers include consumer postpaid subscribers and small and medium sized businesses. As part of our strategy to differentiate ourselves from our competitors and to gain market share in the postpaid subscriber market, we do not require our consumer postpaid customers to enter into fixed term service contracts. As of December 31, 2004, postpaid subscribers accounted for 47.9% of our total subscriber base. These customers can terminate their service relationship with us and switch to one of our competitors at any time. Of our individual postpaid subscribers that do enter into fixed term service contracts, the majority may cancel their contracts with limited advance notice, and without a significant penalty. We also do not have fixed-term contractual relationships with our prepaid customers. Accordingly, we do not have the fixed portion of guaranteed monthly revenue associated with contract payments that some of the other mobile operators receive. This exposes us to volatility in our customers' short-term usage plans. Moreover, we cannot be certain that we will be able to retain any of these customers in the future, particularly after the launch of mobile number portability and UMTS services by our competitors. Any significant loss of existing subscribers would have a significant adverse effect on our revenues, results of operations and financial condition.

Rapid technological changes could render our services obsolete or noncompetitive.

The industry in which we operate is subject to rapid and significant changes in technology and is characterized by the continuous introduction of new products and services. The wireless telecommunications industry is experiencing significant technological change, as evidenced by the introduction in recent years of new standards for mobile communications, such as EDGE and UMTS, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and enhancements and changes in customer requirements and preferences.

Our quarterly revenues and operating results are volatile.

Our quarterly revenues and operating results have fluctuated in the past and are likely to do so in the future. This volatility may be caused by a number of factors, including:

  Fluctuation in the size of our subscriber base and levels of churn;

  Fluctuation in ARPU and consumer behavior;

  Changes in the mix of our prepaid and postpaid customers;

  Increased competition and its impact on price levels;

  The nature and success of our capital expenditures and other investments made by us;

  The regulatory and tax environment in which we operate;

  General economic and political conditions in the Czech Republic; and

  Seasonality.

We have a history of operating losses and may lose money in the future.

With the exception of 2004 and the last three quarters of 2003, we have generated substantial operating losses since inception, and we may generate operating losses in the future as well. We have generated net losses and negative cash flow from operations in the past and there can be no assurance that we will improve our profitability or that we will generate net earnings and sufficient positive cash flow in the future. The growth of our operations will depend on a number of significant financial, logistical, technical, marketing, legal, competitive, economic and other factors, the outcome of which cannot be predicted.

We may incur fraud and bad debt expenses and recognize less revenue in the future.

The fraud and bad debt we experience in a given period will directly reduce our profitability and cash flow. Our ability to screen applicants for creditworthiness is limited due to the lack of credit reporting agencies or data in the Czech Republic. Our screening processes, deposit schemes and gradual restrictions on access to our services in the event of non-payment may not be effective in limiting our fraud and bad debt exposure. Consequently, we may have a significant number of customers that are unable to pay their bills on time, if at all.

Our network equipment and systems may be subject to disruption and failure, which could cause us to lose subscribers and violate our licenses.

The success of our business depends on providing subscribers with reliability, capacity and security. As wireless phones increase in technological capacity, they may become increasingly subject to technological disruptions. The services we provide may be subject to disruptions resulting from numerous factors, including:

  Human error;

  Physical or electronic security breaches;

  Power failures;

  Hardware and software defects;

  Capacity limitations;

  Fire, earthquake, flood and other natural disasters;

  Sabotage, acts of terrorism and vandalism;

  Computer viruses or other unauthorized use of or alterations to our network and information technology infrastructure; and

  Unauthorized use by third parties of our network and Internet service provider facilities to conduct fraudulent or other illegal activities.

Problems with our switches, base station controllers, network backbone or at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our network. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless and may cause network service interruptions. Any interruption of services could harm our business reputation, reduce the confidence our subscribers have in our business, and consequently impair our ability to obtain and retain subscribers, and could lead to a violation of the terms of our licenses, all of which could adversely affect our business.

In addition, we will need to maintain and upgrade our network or make other network improvements in the future. Our assumptions regarding the costs associated with maintenance and continued upgrades of the network may prove to be inaccurate. If capital expenditure exceeds our projections or our operating cash flow is lower than expected, we may be required to seek additional financing for future maintenance and upgrades. Any inability to secure additional financing may adversely affect future capital expenditure and operational plans.

We rely on third-parties for the operation, provision and maintenance of some of our services.

The operation, provision and maintenance of our wireless telecommunications services is dependent on our ability to obtain adequate supplies of a number of items on a timely basis. These include:

  Transmission, switching and other network equipment;

  Prepaid vouchers;

  Back-office systems; and

  Mobile handsets.

We purchase equipment from a small number of suppliers and rely upon our suppliers' ability to deliver dependable technical support. We purchase our network equipment and related software from leading international telecommunications systems equipment suppliers, including Siemens and Ericsson. We cannot be certain that we will be able to obtain mobile network equipment from alternative suppliers on a timely basis if our current suppliers are unable to satisfy our equipment requirements, particularly if the growth in demand for mobile network equipment exceeds our suppliers' ability to meet such demands. We also may be unable to attract new customers unless we are able to offer them their preferred mobile handset models and we have in the past been unable to procure the most current models of mobile handsets.

In our experience, suppliers, from time to time, extend delivery times, limit supplies and increase the price of our supplies due to their supply limitations and other factors. Our results of operations could be adversely affected if the price of our required supplies rises significantly or if any one of our suppliers fails to provide us with adequate supplies of up-to-date equipment or dependable maintenance support in a timely manner.

In addition, we are dependent upon third parties for the delivery of handsets and SIM cards and the distribution and resale of prepaid vouchers. Our results of operations could be adversely affected if the prices charged by these distributors rise significantly or if any one of our distributors fails to provide us with adequate service in a timely manner.

Our inability to maintain agreements with other telecommunications providers that we rely upon to connect calls originating or terminating outside our networks may result in an interruption of our service and a possible loss of customers.

For the success of our wireless services, we rely to a certain extent on services provided by other telecommunications providers, including Ceský Telecom and our competitors. Our network must interconnect with other telecommunications networks in order for us to be able to offer our services to customers. In addition, we lease lines from companies such as Ceský Telecom and GTS NOVERA a.s. (formerly ALIATEL a.s.) to connect the elements of our network. We generally enter into interconnection agreements with other telephone operators to enable our wireless systems to connect with landline and other wireless telephone systems, and we may require the use of other microwave or fiber optic networks to link our wireless systems with other telephone systems. Although we have entered into interconnection agreements or have other satisfactory interconnection arrangements in place with all relevant parties, these agreements and arrangements typically have limited terms and must be periodically renegotiated or renewed. The revocation, loss or modification of any of these existing agreements or arrangements or the failure to obtain necessary agreements or arrangements in the future on terms favorable to us could have a material adverse effect on our operations, our financial condition and our ability to make payments on the notes. Moreover, a material increase in interconnection charges could result in reduced margins for us or in our ability to offer wireless telecommunications services at competitive prices.

Concerns about radio frequency emission may lead to increased regulation or discourage the use of wireless telephones, which could result in our having to change our business plan or a reduction in our subscriber revenues.

There have been allegations that the use of certain portable wireless telecommunications devices may cause serious health risks. Any actual or perceived health risks of wireless telecommunications devices could diminish subscriber growth, reduce network usage per subscriber, restrict our ability to obtain sites for base stations, spark product liability lawsuits for which we may not be able to obtain sufficient insurance on commercially reasonable terms, or limit available financing. Each of these possibilities has the potential to cause adverse consequences for us and for the entire wireless telecommunications industry.

We may not be able to attract and retain key personnel and adequately staff our operations, which could impair the execution of our business plans.

Our success and our growth strategy depend in large part on our ability to attract and retain key management, marketing, finance and operating personnel. There can be no assurance that we will continue to attract and retain the qualified personnel needed for our business. Competition for such personnel is intense and there is limited availability of persons with the requisite knowledge and experience in the Czech Republic. The loss of the services of one or more members of our senior management team would impair our management efficiency, which could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to regulatory and legislative matters

We are subject to governmental regulation and licensing requirements, which may increase our operating costs and may dictate where and how we operate.

We are subject to governmental regulation, which may change from time to time and may address service requirements, restrictions on interconnection of wireless systems to government-owned or private telephone networks, subscriber rate-setting and other requirements that we complete construction and meet network coverage tests or commence commercial operation of future networks by specified deadlines and other requirements. These restrictions or conditions may be difficult to comply with, particularly given demographic, geographic or other issues in a particular market. Failure to comply with these restrictions or conditions may result in penalties or in the loss or revocation of a license. Furthermore, changes, if any, in the regulatory framework may limit our ability to add subscribers to developing systems. For information on regulatory environment and licenses please see ITEM 2 - Information on the Company, Licenses and Regulatory Environment section of this Report.

Our ability to retain and exploit our position as an authorized wireless telecommunications operator in the Czech Republic is essential to our financial results. The governmental agencies responsible for the administration of our licenses may, under certain circumstances, unilaterally limit, revoke or otherwise adversely modify the terms of these licenses in the future, and we may have limited or no legal recourse if these events occur. We may not be able to retain or renew our licenses or satisfy the conditions of such licenses and the restrictions imposed upon such licenses may not permit us to use such licenses commercially, the failure of any of which could have a material adverse effect on us.

Although the current government has not manifested any intention of issuing new GSM operating licenses, it could decide to do so in the future. The issuance of one or more new licenses could result in the entry of additional competitors into the market, which could have a negative impact upon our financial results and prospects.

We are subject to environmental regulation, which could increase our operating costs.

We are also subject to Czech laws and regulations governing environmental protection, including requirements for the management, use and disposal of hazardous substances. Such laws and regulations can lead to the imposition of substantial fines and criminal sanctions for violations, and may require us to incur costs to address releases or remediate contaminated soil and groundwater at properties we operate.

We are subject to competition regulation, which could restrict our business.

We are subject to oversight by Czech and European Union competition regulatory authorities, which regulate companies that are considered to be dominant forces in, or monopolists of, a market, and also prohibit anti-competitive practices by all parties in the marketplace. Regulatory measures may include the imposition of tariffs or restrictions on acquisitions or on other activities, such as contracts with suppliers and distributors, and imposition of penalties for anti-competitive conduct.

Because competition laws in the Czech Republic do not clearly define "market" in terms of either services provided or geographic scope, it is difficult to determine under what circumstances we could be subject to these or similar measures. We cannot exclude the possibility, however, that our current subscriber market share could trigger close scrutiny by competition regulatory authorities of the pricing and other terms of our services. For example, in May 2004, the Czech Office for the Protection of Economic Competition fined us CZK 6.5 million (€205,000) because we entered into allegedly prohibited arrangements with distributors of our prepaid vouchers. We expect to become subject to stricter oversight by competition authorities in the future that could adversely affect our business.

If we do not comply with anti-bribery legislation, our board of directors and supervisory board members may become subject to monetary or criminal penalties.

Our controlling shareholder, TIW, is an SEC registrant, and as a result, we are subject to the U.S. Foreign Corrupt Practices Act and comparable legislation in other jurisdictions, which generally prohibit companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. We have in the past and will continue in the future to take precautions to comply with such legislation, including maintenance of formal compliance policies. However, these precautions may not protect us against liability under such legislation, particularly as a result of actions that may be taken in the future by agents and other intermediaries through whom we may have exposure under such legislation, even though we may have limited or no ability to control such persons.

Risks relating to our financial condition

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture.

Upon a change of control (as defined in the indenture), you may require us to purchase all or part of the notes then outstanding at 101% of their principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a change of control were to occur, such as that contemplated by the pending sale of our controlling shareholder, ClearWave to Vodafone, there can be no assurance that the new controlling entity could or would assume the obligation to make a change of control offer or that we would have sufficient funds to pay the purchase price of the outstanding notes, and we expect that we would require third-party financing to do so. There can be no assurance that we would be able to obtain this financing on favorable terms, if at all. In addition, our new senior credit facility imposes restrictions on our ability to repurchase the notes, including pursuant to an offer in connection with a change of control. A change of control may also require us to prepay our new senior credit facility. We believe that the potential change in control is not one which would trigger such prepayment and have filed a request with our senior lenders for their consent in this matter; there are no assurances, however, that such consent will be obtained. Our future indebtedness may also contain restrictions on repayment requirements with respect to certain events or transactions, such as a change of control.

As a result of our substantial leverage, we may not have enough cash available to service our indebtedness and fund the operation of our business.

Our business is capital-intensive. We expect to have significant future capital requirements, particularly for the maintenance, expansion and addition of capacity to our wireless operations, the servicing of our debt and for the payment of our UMTS license. We intend to finance any future capital requirements with cash flow from operating activities, borrowings under our new senior credit facility and other existing working capital facilities, and perhaps project financing from commercial banks and international financial agencies to the extent permitted by the terms of the indenture (the "indenture") governing our 7.5% senior secured notes ("the notes").

We have substantial debt and interest expense. As of December 31, 2004, we had 14.6 billion of consolidated senior indebtedness and other balance sheet liabilities totaling CZK 3.3 billion. €325 million (CZK 9.9 billion) of senior indebtedness was the notes and CZK 4.7 billion (€150 million equivalent) of senior indebtedness was loans outstanding under the new senior credit facility, which ranks pari passu in right of payment with the notes and is secured and guaranteed on a pari passu basis with the notes. We are therefore highly leveraged and anticipate that our substantial leverage will continue for the foreseeable future.

Our ability to make payments on and refinance our indebtedness, including the notes, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control, as well as our future operating performance, the demand and price levels for our current and planned services and products, and our ability to make use of our carry-forward tax losses. A substantial portion of our operating income must be dedicated to the payment of our debt, which may result in our being unable to finance our operations, pursue favorable business opportunities, maintain the quality of our network, or make planned capital expenditures. Our substantial leverage makes us more vulnerable to economic downturns and adverse developments, gives us less flexibility to react to changes in our business and, as a result, places us at a competitive disadvantage.

Until March 2007, when we must begin repayment of principal installments under the new senior credit facility, and assuming we incur no further indebtedness, our annual debt service will consist primarily of interest expense payable on the notes and interest expense payable on borrowings under the new senior credit facility. Accordingly we will have to continue to generate significant cash flow to meet our debt service and working capital requirements. If we do not generate sufficient cash flow to meet our debt service and working capital requirements, we may need to sell assets, attempt to restructure or refinance our existing indebtedness, or seek additional funding in the form of debt or equity capital. This may make it more difficult for us to obtain financing on terms that are acceptable to us or at all. Without such financing, we could be forced to sell assets under less than favorable circumstances to make up for any shortfall in our payment obligations. We cannot assure you that our business will generate sufficient cash flow from operations or that future working capital facilities will be available to us in an amount sufficient to enable us to pay amounts due under our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

As of December 31, 2004, we could have drawn additional borrowings of up to CZK 2,643 million and €16 million (€100 million equivalent in aggregate) under the new senior credit facility and CZK 122 million (€4.0 million) equivalent under our working capital facilities. We may incur substantial additional indebtedness in the future. The terms of the indenture and the new senior credit facility restrict, but do not fully prohibit, us from doing so. Such additional indebtedness may, in certain cases, be secured and may rank pari passu with the notes. If new debt is added to our current debt levels, the related risks that we now face could intensify.

The terms of our indebtedness require us to meet various covenants and restrict and limit our ability to engage in various transactions, which could adversely affect our ability to operate our business and repay the notes.

We are required to maintain financial ratios and satisfy financial condition tests pursuant to the agreements and instruments governing our indebtedness. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. Our ability to comply with these provisions may be affected by events beyond our control. In addition, the agreements and instruments governing our indebtedness contain a number of provisions that limit our ability to:

  Incur and guarantee additional indebtedness;

  Pay dividends or make other distributions on or repurchase the capital stock held in us, or redeem or repurchase indebtedness junior to the notes;

  Issue preferred stock of subsidiaries;

  Make certain investments;

  Create liens to secure debt;

  Enter into agreements that restrict the ability of our restricted subsidiaries to pay dividends, transfer assets or make intercompany loans;

  Enter into sale and leaseback transactions;

  Enter into transactions with affiliates;

  Merge or consolidate with another company;

  Transfer, sell or lease assets; and

  Enter into and engage in certain lines of business.

We may not be able to comply with these covenants in the future, and we may not be able to obtain waivers if we breach a covenant in the future. A breach under any of the covenants in our debt instruments may result in a default or a cross-default under other debt instruments, which may cause our debts to become immediately due at a time when we are unable to pay them. A breach could also prevent us from borrowing under our new senior credit facility, which could have a material adverse effect on our ability to operate our business and to make payments under our debt instruments, including the notes.

Transfer of the notes will be restricted, which may adversely affect the value of the notes.

The notes have not been registered under the U.S. Securities Act or any other securities laws, and we do not intend to register the notes under the securities laws of the United States or of any other jurisdiction. The notes may not be offered and sold in the United States or to a U.S. person (as defined in Regulation S of the U.S. Securities Act) except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws, or pursuant to an effective registration statement. The notes and the indenture contain provisions that restrict the notes from being offered, sold or otherwise transferred except pursuant to the exemptions available pursuant to Rule 144A and Regulation S under the U.S. Securities Act. For so long as any initial purchaser may be deemed to be an affiliate of the issuer, the notes will not be eligible for the exemption from registration under the U.S. Securities Act pursuant to Rule 144 thereunder. The notes were not offered or distributed in the Czech Republic. Future offers and sales of the notes in the Czech Republic may, under certain circumstances, require delivery of a prospectus that has been approved by the Czech Securities Commission. Furthermore, we have not registered or qualified the notes for distribution or public sale under the securities laws of the Czech Republic or any other country's securities laws. It is your obligation to ensure that your offers and sales of the notes within the United States and other countries comply with applicable securities laws.

Risks relating to the guarantees and collateral

You may not be able to enforce the security provided by Oskar Mobil or guarantees and security provided by future Czech subsidiaries due to limitations contained in Czech law.

To secure its obligations under the notes, Oskar Mobil, which is incorporated under Czech law, is granting a first priority security interest in certain of its assets, including its telecommunications network and equipment, its principal trademarks, receivables from its bank account maintenance agreements and certain of its insurance proceeds. These security interests will be governed by Czech law.

Despite recent legislative developments, certain legal obstacles continue to prevent the establishment of a stable system of secured lending in the Czech Republic. Obtaining judicial enforcement of creditors' rights under Czech law is a process potentially lasting several years.

Under Czech law, a security interest is not enforceable for the benefit of a beneficiary who is not a party to the relevant pledge agreement creating such security interest. As a result, the intercreditor agreement provides for the creation of parallel obligations for the purpose of Czech security interests. Pursuant to these parallel obligations, the security interests have been structured such that the joint security agent is an independent and separate creditor, acting on behalf of itself, the senior lenders and the holders of the notes in respect of each and every obligation owing and incurred by Oskar Mobil under the indenture, the notes, the new senior credit facility and under the relevant security documents. The parallel obligations procedure has not, however, been tested under Czech law, and we cannot assure you that it will eliminate or mitigate the risk of unenforceability posed by Czech law.

Similarly, the pledge of Oskar Mobil's telecommunications network in the form of a pledge over a global asset (vec hromadna) has not been tested under Czech law. As a result, a court may determine that a telecommunications network is not a global asset and the pledge has failed to establish a valid security interest.

Due to pending Czech telecommunications legislation, the term "telecommunications network" may change and such change could result in the pledge of our telecommunications network losing its effect. If that situation arises, the holders of the notes and lenders under the new senior credit facility may wish to release the existing pledge and re-execute a new pledge. In addition, under Czech law, the pledge of Oskar Mobil's shares may also need to be released, and a new pledge would need to be executed, in the event that Oskar Mobil incurs additional indebtedness in the future that ranks equally with, and shares in the security interest on a pari passu basis with, the notes. In the event that we release and re-execute a security pledge, the two-month hardening period described below would re-start.

There are also risks related to the grant of any guarantees provided by future Czech subsidiaries of Oskar Holdings under the indenture. Such guarantees may require a court-appointed expert to issue a valuation report on the relevant guarantees. Czech law presently is unclear as to the content of such valuation reports, but concepts such as corporate benefit and sufficient asset coverage, among others, may restrict the validity, enforceability and scope of such guarantees. In addition, directors of any future subsidiary guarantor may, upon issuance of such guarantee, incur personal liability in the Czech Republic for breaching their statutory obligations of due care.

Furthermore, Czech insolvency and civil law provisions may invalidate transactions entered into or payments made by a debtor during the period prior to its bankruptcy. For instance, security interests granted to a creditor by a debtor within two months prior to the filing of a bankruptcy petition with respect to that debtor will automatically terminate upon the declaration of such bankruptcy. Therefore, if a bankruptcy petition is filed within two months of the closing of the offering of the notes, the security interests granted by the issuer to secure its obligations under the notes will be ineffective and unenforceable.

In addition, certain transactions entered into by the debtor within six months before the filing of an application for bankruptcy will be null and void vis-à-vis all creditors who are not parties thereto. Typically this will occur if the debtor transferred assets to third parties without consideration or under obviously disadvantageous conditions, assumed obligations that were disproportionate to its assets, or leased or encumbered its assets under obviously disadvantageous conditions. If the conditions are met for the transaction to be deemed null and void, the assets or performance provided under such transactions, or the compensation received under such transactions as consideration for the performance made or assets transferred, must be returned to the bankruptcy trustee and becomes subject to the bankruptcy proceedings.

Certain transactions with a creditor entered into in bad faith by a debtor are also subject to avoidance if such creditor knew or should have known that the transaction would prejudice other creditors. Under certain circumstances, any creditor may challenge as ineffective a debtor's transaction with a third party, if such transaction occurred within three years of the challenge and, among other things, limits or prevents satisfaction of that creditor's enforceable claim against the debtor. If a creditor's challenge is successful, a Czech court has the power, among other things, to void the preferential transaction.

You may not be able to enforce the guarantees or the security provided by the guarantors or future Dutch subsidiaries due to fraudulent conveyance provisions and restrictions on enforcement contained in Dutch law.

Each of the guarantors is incorporated and organized under the laws of The Netherlands, and Oskar Holdings is granting a security interest in the capital stock of Oskar Finance and Oskar Finance is granting a security interest in the capital stock of Oskar Mobil, in each case to secure their respective obligations under the guarantees and the notes. Applicable provisions of Dutch law may render unenforceable or invalid these security interests and the guarantees granted by Oskar Holdings and Oskar Finance.

In addition, the validity or enforceability of either of the guarantees or of the security may be subject to certain laws and defenses available to guarantors generally, including regulations or defenses affecting the rights of creditors. If these laws and defenses are applicable, such guarantees or security may be invalid or unenforceable.

According to Dutch fraudulent conveyance laws, certain transactions with a creditor, entered into voluntarily by a debtor, may be nullified either by a creditor outside bankruptcy or a trustee in bankruptcy if both parties to the transaction knew or should have known that the transaction would unfairly prejudice (benadeling) other creditors. Such knowledge is presumed by law for all voluntary transactions effected within one year of the declaration of that debtor's bankruptcy or, if outside of bankruptcy, within one year of the date fraudulent conveyance is alleged if, among other things, (i) the value of the debtor's obligation materially exceeds the value of the creditor's obligation, (ii) the debtor pays or grants security for indebtedness not due, or (iii) an agreement is made or an obligation arises with an affiliate of the debtor. The transaction can be annulled by way of an out-of-court annulment by the bankruptcy trustee or, if outside bankruptcy, by the adversely affected creditor. The transaction can also be annulled by means of a court judgment.

In addition, the trustee in bankruptcy can annul the obligations of a debtor (including the payment of a debt and the granting of a guarantee or security) if (i) the creditor knew that an application had been made for the bankruptcy of the debtor at the time the debtor undertook its obligations, or (ii) the performance by the debtor resulted from concerted action between the debtor and the creditor with an aim to favor the creditor over other creditors.

Foreclosure upon the pledge of the shares in Oskar Finance must take place in accordance with and subject to the applicable provisions in The Netherlands Civil Code and The Netherlands Code of Civil Procedure, as well as the articles of association of Oskar Finance, in particular the approval procedure (goedkeuringsregeling) currently contained therein. In addition, any offering of the pledged shares in the context of foreclosure may be subject to regulations and limitations pursuant to the 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995). Under Netherlands law, foreclosure upon a pledge of shares involves a public sale of the shares, unless the court, ruling upon a request from the pledgee, (i) allows for a private sale or (ii) allows for the shares to remain with (verblijven aan) the pledgee for a purchase price to be determined by the court.

You may have difficulty enforcing your rights or judgments obtained in U.S. courts against the issuer, the guarantors and their respective directors and members of senior management.

The notes were issued under an indenture governed by New York law. The issuer is incorporated and organized under the laws of the Czech Republic and the guarantors are incorporated and organized under the laws of The Netherlands. As of the date of this offering, directors and officers of the issuer and the guarantors are not residents of the United States and all assets of the issuer and the guarantors are located, and substantially all the issuer's cash flow is generated, outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the directors and officers of the issuer and the guarantors, or to enforce against any of them judgments obtained in U.S. courts predicated upon civil liability provisions of the federal securities laws of the United States.

Furthermore, we have been advised by our Czech counsel that the United States and the Czech Republic do not presently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters in the Czech Republic, nor has the Czech Ministry of Foreign Affairs declared that reciprocity has been established with the United States in practice. Therefore, judgments rendered by U.S. courts are not currently recognized and enforceable in the Czech Republic. Even if reciprocity is established in the future, a judgment obtained in a U.S. court based on civil liabilities, whether or not predicated solely upon the U.S. federal securities laws, will not be recognized and enforced in Czech courts if, among other things:

  The matter falls within the exclusive jurisdiction of the courts of the Czech Republic or goes beyond the competence of any Czech judicial proceedings;

  A Czech court has issued or recognized a final judgment in the same matter or proceedings regarding the same matter are pending before a Czech court;

  The U.S court has deprived the party against whom the judgment was entered of an opportunity to participate in the proceedings before such U.S court; or

  The recognition of the U.S judgment would be contrary to the public policy (verejný poradek) of the Czech Republic.

The recognition and enforcement in Czech courts of judgments rendered by English and Dutch courts will be subject to similar conditions (except for the need for reciprocity).

We have been advised by our Dutch counsel that there currently is no treaty between the United States and The Netherlands providing for the reciprocal recognition and enforcement of judgments. Under current practice, however, a final judgment (other than default judgments) rendered by a federal or state court in the United States and enforceable in the United States will usually be followed by a Netherlands court in a new court procedure in The Netherlands if:

  The U.S. judgment results from proceedings compatible with Dutch concepts of due process;

  The U.S. judgment does not contravene public policy of The Netherlands; and

  The jurisdiction of the federal or state court in the United States has been based on an internationally acceptable ground.

There is also doubt as to whether a Czech or Dutch court would have the requisite power and authority to adjudicate or grant remedies sought in an original action brought in the Czech Republic or The Netherlands, respectively, on the basis of violations of the U.S. securities laws or other foreign laws.

Czech and Dutch insolvency laws could negatively affect your ability to enforce your rights under the notes and the guarantees.

The issuer is incorporated and organized in the Czech Republic and the guarantors are incorporated and organized in The Netherlands. The insolvency laws of the Czech Republic and The Netherlands may not be as favorable to your interests as creditors as the laws of the United States or other jurisdictions with which you may be familiar.

In the event of insolvency with regard to the issuer or either of the guarantors, the claims of holders of notes would most likely be subject to the insolvency laws of the Czech Republic or The Netherlands, respectively, because the EU Regulation on Insolvency Proceedings, applicable to both the Czech Republic and The Netherlands, provides that insolvency proceedings conducted in an EU member state must be initiated in the member state where the main interests of the debtor are located. Secondary proceedings can, however, be opened in any EU country where the debtor has an establishment. As a result, it is not possible to predict with certainty in which jurisdiction or jurisdictions insolvency or similar proceedings would be conducted. Therefore, we cannot assure you that you will be able to effectively enforce your rights as a creditor in such bankruptcy or insolvency proceedings.

The following is a brief description of certain aspects of the insolvency law in the Czech Republic and The Netherlands.

The Czech Republic

Certain aspects of Czech insolvency law are less favorable to secured creditors-and creditors generally-than the U.S. Bankruptcy Code and the insolvency laws of some other countries. If the issuer becomes insolvent, there is a risk that holders of the notes will not be able to fully enforce their rights under the notes or that there will be considerable delay in satisfying these claims. In addition, certain bankruptcy trustees in the Czech Republic have developed little expertise or competence, contributing to the unpredictability of the bankruptcy process.

Any creditor, or the debtor itself, may initiate bankruptcy proceedings in the Czech Republic. The bankruptcy court will declare bankruptcy if the debtor has more than one creditor and is no longer able to meet its financial obligations as they fall due for a lengthy period of time, or if the debtor's liabilities exceed its assets after taking into consideration proceeds that are reasonably anticipated from future business activities.

After initiation of the bankruptcy proceedings, the debtor must refrain from any actions that are out of the ordinary course of business and that would reduce its assets. Once the court declares the debtor bankrupt, a bankruptcy trustee is appointed by the court to take over the management and control of the company. Creditors typically are required to register their claims with the court within one month after declaration of bankruptcy, but no later than two months after the first hearing ordered by the court to establish all existing claims. Claims in a foreign currency must be converted into and registered in Czech Koruna at the official exchange rate published by the Czech National Bank on the date of the declaration of bankruptcy. The debtor retains legal ownership over its assets but it may not dispose of them or grant security over them. Upon declaration of bankruptcy, any of the debtor's obligations that are not yet due will be accelerated and assumed to be due, any legal proceedings or enforcement measures that pertain to the debtor's estate are stayed, with certain minor exceptions, and interest on creditors' claims ceases to accrue. All costs of creditors associated with the enforcement of their claims are excluded from satisfaction in the bankruptcy proceeding.

The bankruptcy trustee will liquidate all the assets of the debtor, either as individual assets or as a going concern, and distribute the proceeds in accordance with statutory priority. In such circumstances, the bankruptcy trustee may decide to, among other things, terminate leases in respect of properties on which certain parts of our telecommunications network are located. In addition, both the bankruptcy trustee and certain counter-parties to our contracts may decide to unwind such contracts if they have not yet been fully performed by either party. Any of these events could adversely impact the ability of the trustee to sell the assets of the debtor as a going concern and therefore the ability of the holders of notes to satisfy their claims. The statutory priority assigned to creditors under Czech insolvency law is different than priorities in the United States and certain European jurisdictions. The Czech bankruptcy law affords priority to secured creditors and certain preferred creditors, including, among others, the bankruptcy trustee, Czech tax and social security authorities, and employees in respect of certain claims.

Czech insolvency law generally gives priority to secured creditors over unsecured creditors with respect to the proceeds from the sale of collateral securing the notes. However, the secured creditor ranks differently with respect to different portions of its secured claim, and can only enforce its secured claim within the framework of the bankruptcy proceeding and receive proceeds following the sale by the bankruptcy trustee. Secured creditors are entitled to receive up to 70% of the net proceeds from the sale of the collateral in priority to preferred and unsecured creditors, with the remaining 30% or more of such proceeds allocated to satisfy the claims of the other preferred creditors, such as the bankruptcy trustee and Czech tax and social security authorities. These claims can be satisfied in the course of bankruptcy proceedings, prior to the final distribution of proceeds, whereas the remainder of the secured creditors' claims must be satisfied at the end of the bankruptcy proceedings. If the secured creditors' claims are not satisfied in full with the proceeds from the sale of the collateral, their remaining claims would be considered ordinary claims against the debtor that would be satisfied with, inter alia, proceeds from the sale of the debtor's remaining assets, again subject to the claims of certain preferred creditors. The bankruptcy court must approve the distribution of proceeds from a sale of secured assets, possibly resulting in considerable delays for secured creditors.

An insolvent debtor may occasionally choose to submit a composition plan to the bankruptcy court, instead of filing a petition for declaration of bankruptcy. An insolvent debtor sets forth in a composition plan a proposal to satisfy the claims of its creditors. The composition plan must not affect the claims of secured creditors, the claims of preferred creditors must be paid in full or payment thereof must be secured, and the plan must satisfy at least 30% of the claims of unsecured creditors. The debtor can propose to satisfy its creditors' claims by offering a monetary payment, an issue of new securities or a transfer of title to its assets. To be effective, the composition plan must be approved by a simple majority of creditors representing at least 75% of the aggregate value of all registered claims. For these purposes, the secured creditors are entitled to vote only in respect of the portion of their claims that cannot be satisfied pursuant to their security. Upon approval of the plan, the debtor is obligated to fulfill its terms. Upon such fulfillment, the original claims from which the debtor was released under the terms of the composition will be discharged. The debtor's debts owed to creditors who did not file their claims in the composition proceedings are also discharged. The bankruptcy court may refuse to approve the plan, despite approval by the creditors, under certain conditions, including (i) the plan unreasonably disadvantages all creditors, (ii) certain creditors would receive special benefits and (iii) the claim of secured creditors would be adversely affected. Both the debtor and creditors who approved the composition plan may appeal the bankruptcy court's rejection.

The Netherlands

Dutch insolvency laws differ significantly from the insolvency laws of the United States and may make it more difficult for holders of the notes to recover amounts in respect of the security and guarantees from Oskar Holdings and Oskar Finance than they would have recovered in a liquidation or bankruptcy proceeding in the United States. There are two corporate insolvency regimes under Dutch insolvency law: suspension of payments (surseance van betaling), which is intended to facilitate the reorganization of a debtor's debts and enable the debtor to continue as a going concern, and bankruptcy (faillissement), which is primarily designed to liquidate the legal entity and distribute the proceeds of the sale of the assets of a debtor to its creditors.

Suspension of payments. Only the debtor itself can apply for suspension of payments if the debtor foresees that it will no longer be able to pay its debts when due and payable. The court will grant the debtor a provisional suspension of payments (voorlopige surseance van betaling) and appoint one or more administrators (bewindvoerder(s)) who, together with the debtor's directors, will be in charge of the debtor and co-manage its business undertakings. The courts will grant the debtor a definite suspension of payments unless opposed by a significant group of unsecured and unpreferred creditors. The court may further deny granting a definite suspension of payments, or even revoke the suspension of payments and declare bankruptcy, if there is sufficient reason to assume that the debtor will try to damage the creditors during the suspension of payments or that the debtor will not be able to satisfy its creditors. A definite suspension of payments is granted for a maximum period of one and a half years and may be extended. During a definite or provisional suspension of payments, unsecured and unpreferred creditors with pre-existing claims will be precluded from attempting to recover their claims from the assets of the debtor.

Unlike Chapter 11 proceedings under U.S. bankruptcy laws, which generally prohibit both secured and unsecured creditors from seeking to recover on their claims, during Dutch suspension of payments proceedings, secured creditors and preferred creditors such as tax and social security authorities may recoup their claims on assets that secure their claims or to which they have preferential rights. However, a supervisory judge could effect a "freeze period" for up to two months. During this "freeze period," all creditors are in principle prohibited from recouping their claims on assets of the debtor or demanding the return of their property from the debtor.

During a suspension of payments, a debtor may offer a plan of composition (akkoord) to its creditors that are affected by the suspension of payments. A proposed plan of composition must be approved by at least two-thirds of the debtor's admitted and recognized unsecured and unpreferred creditors who represent at least three-fourths of the admitted and recognized claims. The court will refuse to ratify the plan of composition if, inter alia:

  The liquidation value of the debtor's assets exceeds the amount agreed to be paid pursuant to the plan of composition;

  The performance of the plan of composition is not sufficiently guaranteed;

  The plan of composition was reached by means of a fraudulent act or the preferential treatment of one or more creditors or by other unfair means, regardless of whether or not the debtor or any party cooperated to that effect; or

  The fees and expenses of the experts and the administrator(s) have not been paid to the administrator(s), or security has not been issued for them.

The court may also refuse to ratify the plan of composition on other grounds if, for example, the type and amount of consideration offered is inadequate. The court may declare the debtor bankrupt simultaneously with its refusal to ratify the plan of composition. Under Dutch bankruptcy law, a debtor may only offer a plan of composition once, and if one is offered but not accepted in a suspension of payments procedure, no plan of composition can be offered in any subsequent bankruptcy proceeding.

Since the suspension of payments does not affect the secured and preferred creditors, these creditors are not allowed to file their claims in order to vote on a plan of composition offered by the debtor. Should they nevertheless file their claims and vote, they lose their security right or right of preference.

Bankruptcy. Any creditor, or the debtor itself, may initiate bankruptcy proceedings in The Netherlands in respect of a Dutch legal entity or a branch in The Netherlands. The court will declare the debtor bankrupt if the debtor has at least two creditors and has ceased to pay at least one of the debts when due and payable. The court appoints one or more bankruptcy trustees (curator(en)), who have the statutory duty to dispose of and administer the estate of the debtor, as well as a supervisory judge (rechter-commissaris)). The supervisory judge has to approve of certain actions of the bankruptcy trustee and, in general, supervises the bankruptcy trustee. The management of the assets of the debtor and the power to dispose of those assets is vested solely in the bankruptcy trustee. Under Dutch insolvency law, there is no concept of one or more secured creditors operating the business of the debtor as a going concern for their benefits.

In connection with Dutch bankruptcy proceedings, the assets of a debtor are generally liquidated and the proceeds distributed to the debtor's creditors on the basis of the relative priority of the claims of those creditors, and on a pari passu basis to the extent claims of certain creditors have equal priority. Secured creditors (including holders of the notes and lenders under the new senior credit facility) have the right to act and to enforce their rights as if there is no bankruptcy at all. However, the supervisory judge may order a "freeze period" for up to two months. A bankruptcy trustee may require that the secured creditors must enforce their security interests within a certain reasonable period of time. If such secured creditors fail to do so, the bankruptcy trustee may sell the relevant secured assets itself and then distribute the proceeds (net of bankruptcy costs which may be significant) first to the relevant secured creditors at the end of the bankruptcy. Any interest accrued under the notes after the guarantors have been declared bankrupt cannot be submitted to the trustee in bankruptcy, unless covered by rights of pledge or mortgage.

If secured creditors pursue their rights outside of bankruptcy, the proceeds from the sale of collateral will not become part of the bankruptcy estate. To the extent that secured creditors cannot recover their claim in full with the proceeds of the sale of collateral, any remaining claim will rank alongside claims of ordinary creditors in the bankruptcy proceeding. Proceeds that form part of the bankruptcy estate will be paid first to the estate creditors of the bankruptcy estate in accordance with their respective priority, then to the secured and preferred creditors in accordance with their rank, with any remaining proceeds distributed to unpreferred and unsecured creditors.

In addition, a power of attorney granted by the debtor automatically terminates as a matter of law following placement of the debtor into bankruptcy and will cease being effective upon the debtor being granted a suspension of payments. Insofar as certain provisions of the guarantees explicitly or implicitly provide for or institute powers of attorney, including the appointment of agents for service of process, such powers of attorney or appointments would not be effective in the event of bankruptcy or suspension of payments.

The share pledges and asset security have not been granted directly to the holders of the notes.

The share pledges and asset security that constitute collateral for obligations of the issuer and the guarantors under the notes and the indenture (the "collateral") have not been granted directly to the holders of the notes but were granted only in favor of the joint security agent for the notes, acting as parallel creditor, together with the holders of the notes, of all such obligations. The joint security agent is also acting as an independent creditor under a parallel debt to indebtedness owed to the lenders under the new senior credit facility in respect of obligations of the issuer and the guarantors under such facility. As a consequence, holders of the notes do not have direct security and are not be entitled to take enforcement action in respect of the security for the notes and the guarantees of the notes, except through the joint security agent, which has agreed to apply any proceeds of enforcement on such security towards such obligations, obligations under the new senior credit facility and related hedging obligations. The joint security agent for the notes has agreed with the trustee under the indenture (the "trustee") for the notes that the joint security agent holds the security and any proceeds of the security for the benefit of holders of the notes and the trustee. However, as the joint security agent has, as parallel creditor together with the holders of the notes, a claim against the issuer and the guarantors for the full principal amount of the notes, the holders of the notes bear some risks associated with a possible insolvency or bankruptcy of the joint security agent. The indenture provides that the joint security agent will be replaced if its parent, JPMorgan Chase Bank, ceases to be rated at least "A" by Standard & Poor's Ratings Service or Moody's Investors Service Inc. (or an equivalent rating). The joint security agent agreed that it will only proceed against the security with the approval of the trustee for the notes or lenders under the new senior credit facility, and for the purposes of recovery against the pledged shares and assets. Nonetheless, there can be no assurance that, in the event of an insolvency or bankruptcy of the joint security agent, a trustee in bankruptcy, receiver or similar entity would not assert rights as a parallel creditor for the full amount of the notes.

The value of the collateral may not be sufficient to satisfy our obligations under the notes.

The notes and the guarantees have been secured by first priority security interests in the collateral, and will share in these first priority security interests on a pari passu basis with the new senior credit facility. and certain related hedging obligations. However, the proceeds from any enforcement action with respect to the collateral may be subject to other claims, which may be substantial. For example, under Czech law, secured creditors (such as holders of the notes and lenders under the new senior credit facility) are generally entitled to receive only up to 70% of the net proceeds from the enforcement of collateral in priority to preferred and unsecured creditors, with the remainder satisfying primarily the claims of certain other preferred creditors. The amount of proceeds that ultimately would be distributed in respect of the notes upon any enforcement action or otherwise may not be sufficient to satisfy our obligations under the notes.

The value of the collateral and any amount to be received upon enforcement against the collateral will depend upon many factors including, among others, whether or not our business is sold as a going concern, the jurisdiction in which the enforcement action or sale is completed, the ability to sell the collateral in an orderly sale, the availability of buyers, the condition of the collateral, whether telecommunications licenses required to operate our GSM network would be available to a buyer of the collateral, changes in the Czech telecommunications market, and exchange rates. An appraisal of the collateral has not been prepared in connection with the offering and sale of the notes. Given our competitive position in, and the nature of, the Czech wireless telecommunications market, there may not be any buyer willing and able to purchase our business as a going concern, or willing to buy a significant portion of our assets in the event of an enforcement action. Each of these factors could reduce the likelihood of an enforcement action as well as reduce the amount of any proceeds in the event of an enforcement action.

The exercise of remedies under the security documents is subject to the intercreditor agreement, which limits the ability of holders of the notes to enforce against the collateral and permits other creditors to enforce against the collateral without the consent of the holders of the notes.

In connection with the offering of the notes and entering into the new senior credit facility, Oskar Mobil, Oskar Finance and Oskar Holdings granted security interests under various documents (the "security documents") to secure their obligations under the notes, the guarantees, the new senior credit facility and the guarantees thereof, and any related hedging obligations. The trustee entered into an intercreditor agreement (the "intercreditor agreement") with the facility agent under the new senior credit facility and the joint security agent, which governs, among other things, any enforcement action in respect of the security interests. Under the intercreditor agreement, no holder of the notes has an individual right to commence an enforcement action against the collateral or to require that enforcement action be undertaken on its behalf. Enforcement action on behalf of the notes can only be taken by the joint security agent upon request of the holders representing 25% or more aggregate principal amount of the notes. Both these holders and lenders representing at least 66 2/3% of the loans and commitments under the new senior credit facility (adjusted to take account of their exposure under hedging obligations) have an independent and unilateral right to direct the joint security agent to direct the exercise or enforcement of rights with respect to the collateral, regardless of the respective principal amounts outstanding under the notes and under the new senior credit facility.

Unless the joint security agent has received conflicting instructions and has determined that it would be in the best interests of senior creditors to act otherwise, the joint security agent will enforce the collateral in accordance with specified security enforcement principles. The security enforcement principles provide that it shall be the aim of any enforcement action to maximize the recovery of the senior creditors, on the basis that the objective of the senior creditors is to achieve an expeditious enforcement sale of the collateral. The security enforcement principles provide that an enforcement action in respect of the collateral will be taken in the following order:

  First, a sale of the shares of Oskar Finance;

  Second, a sale of the shares of Oskar Mobil; and

  Third, a sale of the assets of Oskar Mobil.

The joint security agent may, unless otherwise instructed by the majority lenders under the new senior credit facility and holders representing more than 50% of the aggregate principal amount of the notes, vary this order of enforcement if advised by a financial adviser that is a reputable internationally-recognized investment bank or international accounting firm that to do so would better serve the objective of the senior creditors to achieve an expeditious sale of the collateral.

The security enforcement principles provide that an enforcement sale of all of the shares of a subsidiary (including the shares of Oskar Finance or Oskar Mobil) shall be made either pursuant to a public auction or court-approved sale or under an alternative process following receipt by the joint security agent of an opinion from a financial advisor that such alternative process (and the consideration to be obtained under it) is fair and reasonable. The principles also require that an opinion be obtained from a financial adviser that the consideration for the sale is fair and reasonable in the event of an enforcement sale of assets or some, but not all, of the shares of a restricted subsidiary.

In the event of enforcement of the collateral, the joint security agent is required to accept the highest offered price from a prospective purchaser, provided that the consideration is in cash or cash equivalents and payable in full at the time of sale. The joint security agent is not required to follow this requirement if it is advised that to satisfy this requirement would not best serve the objective of achieving an expeditious enforcement sale, or that this objective would be better served by accepting another offer or an offer structured on a different basis.

The joint security agent can be instructed to enforce the collateral otherwise than in accordance with these security enforcement principles. This instruction must be given by both the majority senior lenders and holders representing more than 50% of the aggregate principal amount of the notes.

As a result of the foregoing, the majority lenders under the new senior credit facility, regardless of the amount of loans outstanding under the facility, will be able to cause the joint security agent to commence an enforcement action with respect to the collateral without the consent of the holders of the notes. The majority lenders under the new senior credit facility may have different interests with respect to the timing and manner of an enforcement of the collateral from those of holders of the notes and may bring an enforcement action even if it is not in the interests of the holders of the notes to do so. Moreover, given the book-entry system under which the notes will be held and the time necessary to identify beneficial holders of notes and organize a sufficient consensus to attain the minimum voting requirements applicable to actions by holders of notes, the majority lenders under the new senior credit facility may have the ability to enforce rights with respect to the collateral in a significantly shorter time frame than the holders of the notes.

The joint security agent is J.P. Morgan Europe Limited, which is an affiliate of one of the lenders under the new senior credit facility.

The value of the collateral may decrease because of obsolescence, impairment or certain casualty events.

The value of the collateral, including our telecommunications network, may be adversely affected by obsolescence, changes in technology in our industry or business, changes in equipment or certain casualty events. The security documents do not require us to improve the collateral. In addition, our existing collateral may become obsolete or be replaced by new assets that may not be part of the collateral. Although we will be obligated under the security documents to maintain insurance with respect to the collateral, the proceeds of such insurance may not be sufficient to repurchase adequate replacement collateral or may be used to repay Indebtedness under the new senior credit facility. Our insurance policies also may not cover all events that may result in damage to the collateral.

The ability to sell our business as a going concern in the event of an enforcement action may be limited.

The collateral pledged as security for our obligations under the notes and the new senior credit facility includes both the shares of Oskar Finance and Oskar Mobil and receivables from bank account maintenance agreements and certain other assets of Oskar Mobil, including its telecommunications network. Under Czech law, it is not possible to obtain a security interest in the two telecommunications licenses granted to us by the Czech Telecommunications Office ("CTU") that permit us to operate our GSM network. Moreover, under current Czech legislation our telecommunications licenses cannot be transferred, although our licenses would remain valid upon a change of control of Oskar Mobil. Therefore, a purchaser of our operating assets would need either to acquire shares of Oskar Mobil or acquire new licenses in order to operate our business. There can be no assurance that the CTU would grant new licenses, or would grant new licenses on substantially equivalent terms. As a consequence, it may not be possible to sell our business as going concern in the event of an enforcement action in respect of the collateral.

ITEM 2 - INFORMATION ON THE COMPANY

COMPANY OVERVIEW

Oskar Mobil is the third national GSM operator in the Czech Republic. Oskar Mobil was awarded a dual band 900/1800 MHz national license in October 1999 and launched commercial service in the Czech Republic in March 2000 under the brand name Oskar. In February 2005, Oskar Mobil was awarded a UMTS license. With the addition of 284,365 net subscribers in 2004, Oskar Mobil continues to be one of the fastest growing start-up wireless operators in Central and Eastern Europe. It reached 1,831,116 subscribers as at December 31, 2004, representing an estimated 17.0% subscriber market share. Of our subscribers, 47.9% are postpaid, the highest reported proportion of postpaid subscribers to total subscribers of any wireless operator in the Czech Republic. This achievement is consistent with our strategic focus on high value subscribers.

Years ended December 31
Subscribers (000s)	2000	2001	2002	2003	2004
Postpaid	85	245	420	657	877
Prepaid	216	614	760	889	955
Total	301	858	1,180	1,547	1,831

For the twelve-month period ended December 31, 2004, Oskar Mobil generated average revenue per user, or ARPU, of CZK 640, the highest reported ARPU in the Czech market, resulting in an estimated market share based on service revenues of 20.1% during this period. Oskar Mobil achieved positive OIBDA in February 2002, less than two years after commercial launch of services. It recorded operating income of CZK 1,215 million and OIBDA of CZK 4,147 million in 2004.

COMPANY REGISTRATION AND ORGANIZATIONAL STRUCTURE

Oskar Holdings N.V. ("Oskar Holdings" or "the Company") formerly known as TIW Czech N.V., was established on August 11th, 1999 under the laws of The Netherlands to develop, own and operate a wireless telecommunications network and provide telecommunications services through a majority-owned equity interest in Oskar Mobil a.s. ("Oskar Mobil" or "the Issuer") formerly known as Cesky Mobil a.s., which holds licenses to provide cellular services in the Czech Republic. Oskar Mobil is located in Prague.

As of December 31, 2004, we owned 99.87% of the equity and voting rights of Oskar Mobil, through our wholly owned subsidiary Oskar Finance B.V. ("Oskar Finance") a holding company created in 2004 and incorporated under the laws of The Netherlands. We have agreed to purchase and have fully paid for the remaining 0.13% equity interest in Oskar Mobil and are currently empowered to exercise all the voting rights for such shares.

The following chart summarizes our ownership structure, commencing with our ultimate parent company TIW, as at December 31, 2004 and March 1, 2005 respectively. The change in our ownership structure that occurred between December 31, 2004 and March 1, 2005 is described under the section entitled "Significant Changes". Percentages in brackets represent the voting interests where they differ from the equity interests. This chart is a simplification of TIW's corporate structure and omits certain intermediate holding companies.

As of December 31, 2004	As of March 31, 2005

Oskar Mobil a.s. ("Oskar" or "the Issuer") was registered in the Commercial Register kept at the Municipal Court in Prague, Czech Republic, on August 13, 1999 under Ref. No. B/6064 under previous name Český Mobil a.s. The change of the business name to Oskar Mobil a.s. was decided at the extraordinary general meeting of the Company held on September 16, 2004. This change was registered at the Commercial Register as of September 27, 2004. The Company's registered office is based in Prague 10, Vinohradská 167, Postal Code 100 00, Czech Republic.

Our head office and principal place of business are located at the World Trade Center, Strawinskylaan 707, 1077XX, Amsterdam, The Netherlands. Our telephone number is 31-203-050-980. JP Morgan Chase Bank, Trinity Tower, 9 Thomas More Street, London E1W 1YT, United Kingdom acts as our Trustee, Registrar and Principal Paying Agent for Oskar Mobil's Senior Notes, and JP Morgan Europe Limited, 125 London Wall, London, United Kingdom, EC2 acts as the Joint Security Agent.

RECENT DEVELOPMENTS

Sale of ClearWave to Vodafone

On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., a wholly owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave. Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) TIW shareholders' approval, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. Upon closing of this sale, the terms of the Notes and the New Senior Credit Facility may require the Company to repay its Senior Credit Facility and to purchase all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

UMTS license

On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions, including minimum coverage requirements. The CZK 2 billion agreed upon price is payable in annual installments from December 2005 through December 2009.

Change in ownership

In November 2004, TIW entered into an agreement in principal to acquire from minority shareholders 72.9% of the Company's shares. Closing occurred on January 12, 2005 and TIW increased its indirect ownership in the Company to 100%. TIW's interest in the Company continues to be held through ClearWave N.V.

CZECH REPUBLIC

The Czech Republic is situated in Central and Eastern Europe, sharing borders with Germany, Poland, the Slovak Republic and Austria. The Czech Republic covers an area of approximately 78,866 square kilometers, with a population of 10.2 million people. Prague, the capital city, has a population of approximately 1.2 million people. Approximately 75% of the Czech Republic's population lives in urban areas. The population density of the Czech Republic is approximately 129.3 people per square kilometer.

Since the "Velvet" Revolution in 1989, the Czech Republic has transformed itself into a western-oriented market economy with more than 80 percent of enterprises in private hands. The average annual inflation is estimated to have risen to 2.8% in 2004, from 0.1% in 2003. With an open economy, the Czech Republic is vulnerable to an economic downturn in its principal export market, the other EU countries. The Czech Republic's principal imports include telecommunications equipment, specialized metalworking machinery, non-ferrous metals, plastics, chemicals and transport equipment.

The Czech Republic and the EU signed the Treaty of Accession in April 2003. The Czech Republic became a member on May 1, 2004. The Czech Republic benefits from duty free access to EU markets for most industrial products as a member of the EU. Harmonization of Czech laws and standards with those of the EU continues as the country integrates into the EU. The Czech Republic's customs union with Slovakia and membership in the Central European Free Trade Association (CEFTA) have been superseded by EU membership.

Indicator	2000	2001	2002	2003	2004
Population (in millions)	10.3	10.2	10.2	10.2	10.2
Nominal GDP (US$ in billions)	$55.7	$60.9	$73.8	$ 89.8	$104.7
Increase in real GDP	3.9%	2.6%	1.5%	3.1%	3.8%
GDP per capita (US $)	$5,408	$5,971	$7,235	$8,804	$10,265
Average annual consumer price inflation	3.9%	4.7%	1.8%	0.1%	2.8%
Foreign direct investment (US$ billions)	$4.9	$5.5	$8.2	$4.5	$3.4

Credit ratings	2000	2001	2002	2003	2004
Standard& Poor's	A-	A-	A-	A-	A-
Moody's	BAA1	BAA1	A1	A1	A1
Fitch	A-	A-	A-	A-	A-

Sources: Economist Intelligence Unit, US Commercial Service, Columbus World Travel Group, Czech Statistical Office, Commerzbank and Bloomberg.

CZECH WIRELESS TELECOMMUNICATIONS MARKET

The Czech wireless telecommunications market has experienced substantial growth over the past years, with wireless penetration based on SIM cards reaching approximately 105% of the Czech population as of December 31, 2004. This increase was driven primarily by our entry into the market as a third wireless operator, the use by individual customers of more than one SIM card and ongoing recognition of inactive prepaid SIM cards by operators in accordance with their internal churn policies.

Despite the current high penetration level of the market, the Czech Republic remains attractive for continued growth in wireless telecommunications services due the following factors:

  Lower penetration of fixed lines, approximately 33% as of December 31, 2004, gives more growth potential in mobile, not only in voice but in data and other services as well;

  The cost to consumers of wireless service is becoming increasingly competitive with fixed line rates; and

  Beyond the growing demand for traditional voice services, customers may also increase usage of data transmission and Internet-based services via 2G and 3G technologies, which can be used for wireless Internet access.

  Wireless service revenues in the Czech Republic amounted to approximately CZK 67 billion in 2004 compared to CZK 62 billion in 2003.

COMPETITIVE LANDSCAPE

In addition to us, the Czech Republic currently has two other licensed mobile operators holding a total of six licenses: (1) Eurotel, a digital GSM 900/1800 MHz mobile telephone protocol and NMT (NMT450) operator and a holder of a UMTS license; and (2) Radiomobil, another digital GSM 900/1800 MHz operator, holder of a UMTS license and a license for 872 MHz frequency band.

Eurotel acquired its NMT 450 license in November 1990 and launched commercial analog service operations in September 1991. The entry of GSM services reversed Eurotel's earlier NMT subscriber growth. Eurotel won its 900 MHz GSM license in March 1996 and launched commercial operations in July 1996. Eurotel Praha was allocated 1800 MHz frequencies in July 2001. Český Telecom, the national fixed line operator, became the sole shareholder of Eurotel in November 2003. In December 2004, the government initiated the sale process of its 51% stake in Český Telecom, the first attempt to do so since 2002, when a planned sale to Deutsche Bank and TDC failed. On April 12, 2005 the government signed the sale contract with Telefonica SA, the Spanish incumbent, which submitted the highest bid of CZK 82.6 billion for the controlling stake.

Radiomobil acquired its 900 MHz license in March 1996 and began providing commercial service under the brand name Paegas in September 1996. Radiomobil was allocated 1800 MHz frequencies in July 2001. Radiomobil's majority shareholder is Deutsche Telekom AG. In April 2002 Radiomobil rebranded its services to the T-Mobile brand name, and has since changed its name to T-Mobile Czech Republic. On March 21, 2005 T-Mobile won the tender granting the frequencies in the 872 MHz band.

T-Mobile and Eurotel were granted UMTS licenses in December 2001 for approximately CZK3.8 billion and CZK3.5 billion respectively. The recipients were required to pay CZK1 billion upon the issuance of the licenses and the balance of the purchase price in 2004. The operators were also required, as a unique deployment condition, to achieve 90% coverage of Prague, with their commercial UMTS services by January 1, 2007.

The following table presents a summary of the relevant information for each wireless operator in the Czech Republic including estimated market share based on publicly released data of the operators as of December 31, 2004:

Operator	Brand Name	Technology	License Award	Start of	Market Share
				operations
Eurotel	Eurotel/ Go	NMT/CDMA	November 1990	July 1996	42.6%
		450
		GSM 900/1800	March 1996	-
		UMTS	December 2001	-
T-Mobile/	T-Mobile/	GSM 900/1800	March 1996	September 1996	40.4%
Radiomobil	Paegas/Twist	UMTS	December 2001	-
		842 MHz[2]	March 2005	-
Oskar Mobil/	Oskar	GSM 900 1/1800	October 1999	March 2000	17.0%
Cesky Mobil		UMTS	February 2005	-

(1) Mainly used outside of Prague

(2) The license conditions (technology) are now being negotiated

OPERATING STRATEGY

Our strategic objective is to increase revenues, profitability and cash flow by strengthening our position in the wireless telecommunications market in the Czech Republic. We intend to achieve this objective through the continued implementation of our strategy:

  Focus on high value customers to generate growth. The core of our business strategy is to focus on high value consumer postpaid and small and medium sized businesses, who typically generate higher ARPU than prepaid customers. Our product offering and customer service organization are aimed at providing these customer groups with highly competitive tariffs and service levels. Furthermore, we believe these customers have an affinity with Oskar brand values and that we have a competitive advantage in acquiring them as subscribers. We plan to continue to align all elements of our marketing and service offering to satisfy these customers. This may include continuing to upgrade our network with EDGE, launching UMTS-based services, or a combination of both, in all cases to ensure that we are able to offer competitive advanced data services. Our success is clearly demonstrated in the consumer postpaid market where we have achieved the number two position in terms of subscriber market share.

  Leverage brand leadership. We believe that owning a strong brand is essential to our success. As such, we have developed an easily recognized brand for our services. We use a multitude of marketing techniques and channels to position our brand in the market and to promote a high level of brand awareness and trust. Despite a lower marketing spend than our two competitors, we have achieved comparable brand awareness levels.

  Improve margins through operational excellence. Our operations are comprised of two main components: our direct business model (which is centered on managing our customer relationships) and our operating processes. By consistently focusing on operational excellence through implementation of effective tools, processes and controls, we have been able to provide services consistent with our brand values across all points of contact with our customers and increase the speed at which products and services are developed and brought to market. Through continuously focusing on cost controls and efficiency, our costs and capital expenditures have been increasing at a lower rate than our revenues since our inception. This has resulted in our rapidly improving financial performance, including margins and cash flows. This trend continued when in 2004, service revenues increased by 23.7% and OIBDA by 43.4% year on year.

  Increase productivity through performance driven culture. We aim to maximize our productivity. This is achieved through ongoing training and review of our employees and through consistent internal communication of our strategy. In addition, a significant portion of employee compensation, including that of our sales force, is based on personal and corporate performance. Our increasing productivity is evidenced by our 113% subscriber growth from the end of 2001 through the end of 2004, while the number of our employees increased only 27% in that same time period.

PRODUCTS AND SERVICES

Voice Telephony

We provide basic voice services for wireless telecommunications over GSM networks. As with the rest of Europe, we follow the "calling party pays" model of charging our customers only for calls that they initiate. We supplement these basic voice services with a range of value-added services, many of which are standard in each of our service packages. These additional services include voice mail, international roaming and complementary call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification.

Advanced Wireless Services

The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as phone handsets and other hand-held devices, to create more sophisticated products with increasingly advanced capabilities. These include access to e-mail and other information services, including news, sports, financial information and services, shopping services and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, we continue to upgrade our existing digital networks to be able to offer the data transmission capabilities required by these new applications, including wireless application protocol commonly referred to as WAP, GPRS, MMS, EDGE and basic data and fax transmission.

We offer our customers the ability to send text messages to other wireless users using SMS. We also have developed a wide range of entertainment and information services based on SMS. We provide, among other things, the ability to chat, to play games and to download logos, ring tones and icons. MMS, which enables users to send and receive digital images, sounds and animations in addition to text, is being deployed throughout Europe. We introduced MMS in September 2003 and the service has attracted over 310,400 activated subscribers as of December 2004.

We launched WAP services in October 2000 and at the end of 2004, we had more than 389,000 activated WAP subscribers. We launched GPRS for our postpaid customers in February 2002 and for prepaid subscribers in January 2003. We had 299,000 activated GPRS subscribers as of December 31, 2004. In March 2005, we deployed EDGE technology in Prague and Brno.

With WAP, GPRS, MMS, EDGE and also SMS, we are able to offer our customers a variety of content services enabling them to gather information such as weather reports, traffic reports, daily horoscopes, lottery results and news headlines, as well as providing them with access to entertainment applications (ringtones, logos, picture messages, Java games, MMS to postcard), and allowing them to perform banking transactions from a handset. These services are typically offered in partnership with third party content providers on a revenue-sharing basis. We earn revenues on these services by charging for access to these services and for the content that they provide. In addition, subscribers can use the wireless connectivity we provide for a variety of applications, using devices such as notebook computers, personal digital assistants, or PDAs, and advanced mobile phones.

Roaming

GSM roaming is available to subscribers traveling in other countries where we have signed roaming agreements with the local GSM operators. When roaming on a foreign GSM network, the subscriber is charged for the service of relaying the call internationally and for the actual number of minutes used. The per-minute charges are at the rates charged by the local GSM operator plus a margin charged by us.

Future Service Offerings

We plan to remain competitive in the area of advanced data services and ensure the long term sustainability and competitiveness of our business. We will do so by relying on a variety of technologies, applied in a manner that suits customer needs and revenue opportunities. With the planned introduction of UMTS, we will be able to provide our customers with a broader variety of services such as video calling, video streaming, infotainment, such as sports and weather updates, music download capability and 3G enabled high speed data and internet access. Data transfer speeds are significantly increased in the 3G environment at a theoretical 384 Kbps compared to 56 Kbps in the GPRS environment.

Handsets

We sell a broad selection of high-quality handsets. We currently offer multi-mode handsets from many manufacturers including Sony-Ericsson, Motorola, Nokia, Samsung and Siemens. We offer dual-mode and tri-mode handsets that can operate on the GSM 900, GSM 1800 and GSM 1900 networks. These multi-mode handsets allow us to offer our customers roaming across GSM networks globally. The handsets have many advanced features, including colour screens, and are generally enabled for advanced data services to help us introduce new value-added services to our subscribers such as access to the internet, enlarged key pads for ease of use for e-mail access or sending or responding to an SMS and photo imaging.

Our historical policy generally has been to limit the extent to which we subsidize the cost of handsets. We believe that the lack of significant handset subsidies contributes to reduced churn, by attracting customers who select us for the quality of our service rather than for the purpose of obtaining subsidized handsets and then disconnecting from our network. In addition, the lack of a complete handset subsidy decreases the cost of subscriber acquisition and thereby accelerates our per subscriber payback period. Over the last three years, the cost of subscriber acquisition has averaged approximately three months of ARPU. Furthermore, we believe that offering plans with a non-subsidized handset reduces the likelihood of bad debt because, in our experience, users who can cover the full cost of a handset are also more likely to cover the cost of their plans.

We intend to continue, where feasible, our practice of minimally subsidizing handsets. Currently, we do not subsidize handsets to acquire prepaid consumers. However, we may subsidize handset costs in some of our postpaid service packages as part of our initiative to promote new technologies and gain market share. With the launch of UMTS services, we will be selling more expensive 3G handsets that may require higher handset subsidies to attract customers. Furthermore, as the third GSM market entrant, we may subsidize handset costs in some of our service packages as part of our initiative to gain market share. We have partially offset handset subsidies through a reduction in distribution costs, made possible by our direct sales and delivery network.

Service Packages and Pricing

We tailor our service packages to be competitive and simple to understand and to allow each subscriber to choose a package that suits his or her usage requirements. We bill customers for postpaid service, that is, via monthly bills rendered after the service is provided, on the basis of either per-second, and in some cases per-minute, rates or a packaged-minute plan. Subscribers can also choose to subscribe to our service under prepaid packages, whereby a customer purchases an airtime card that gives him or her calling time equivalent to the amount paid for the card. Our pricing strategies depend on the competitive environment, the subscriber profiles and the regulatory requirements in each of our operating markets.

Postpaid and Prepaid Service Packages

We offer a number of postpaid service packages that are targeted to specific types of subscribers and their expected usage patterns. These packages often include a specified number of minutes as part of the monthly fee, with an overcall rate charged after such minutes are used. As of December 31, 2004, postpaid subscribers accounted for 47.9% of our subscriber base. Postpaid customers accounted for 77.1% of net added subscribers during the twelve-month period from January 1, 2004 to December 31, 2004.

We offer prepaid service packages to subscribers who prefer a pre-payment option or whose credit profiles do not qualify for postpaid service. Prepaid service requires no contract and no monthly fee. The customer can easily access further airtime by purchasing additional airtime cards or adding value to a rechargeable card. As of December 31, 2004, prepaid subscribers accounted for 52.1% of our subscriber base. Prepaid customers accounted for 22.9% of net added subscribers, during the twelve-month period from January 1, 2004 to December 31, 2004.

Oskar Mobil has a recharging system available at numerous automated teller machines in the Czech Republic. The main benefits of this system are the wide range of the recharge values, its 24-hour availability and the reduction of the costs associated with production and distribution of physical recharging cards.

We currently offer six consumer postpaid plans and two business postpaid plans. The consumer postpaid plans are adapted to the general mobile needs and usage profile. The subscriber chooses between bundled minutes packages including 50, 150, or 300 minutes of usage to all networks. These plans include SMS on all networks at one CZK per message, roll-over of unused minutes from one month to another, and free voicemail. We also offer the "Write Me" and "Between Us" tariff plans that currently offer the best rates on the Czech market for both voice and SMS between subscribers of the same mobile network. Since December 31, 2003 these two plans have replaced the mandatory tariffs imposed by the Czech regulators when Oskar Mobil launched its operations in 2000. The business plans offer minimal monthly fee, low calling rates, no bundled minutes and volume based discounts as a standard fee feature. They include SMS on the Oskar network at one CZK per message, and free voicemail. We also offer the "Oskarta" prepaid plan with call rates on Oskar's network beginning at three CZK per minute and at two CZK per SMS, whether on Oskar's network or any other national network. There is an automatic threshold discount if the monthly usage exceeds 700 CZK.

Pricing

We believe that our pricing structures compare favorably to the prices offered both by wireless competitors. As the third GSM market entrant in the Czech Republic, we initially differentiated ourselves from our competitors by aggressively pricing our service plans. Since then, we have focused our marketing efforts and product offerings on two customer groups that represent the greatest potential in terms of subscriber, revenue and profit growth: consumer postpaid and small and medium sized businesses. These two key customer groups represent the majority of our revenues and a significant portion of our customer base. We have therefore developed and introduced innovative pricing plans that are aimed at the specific needs and demands of these two customer groups. For consumer postpaid, we offer a service model that is unique and innovative. As such, we have introduced new pricing plans that combine the cost control benefits of prepaid services with the better value of postpaid plans, and were the first operator in the Czech Republic to offer the same calling rates across all networks. We offer small and medium sized businesses the advantage of low rates and more spending control, along with a dedicated call center team and sales force. We offer several service packages with per-second billing after the first minute and allow customers to carry over unused minutes for use in the following month. We have also lowered barriers to subscribing to our services by eliminating activation fees and fixed term contract for postpaid consumer plans.

MARKETING, DISTRIBUTION, CUSTOMER CARE AND BILLING

Marketing

We believe that we have a well-recognized brand that is critical to our business success and a brand strategy that clearly differentiates us from our competitors. Our Oskar brand is designed to reflect attributes, including being Czech, smart, witty and friendly, that resonate well with our target audience. These attributes are reflected in everything we do, from developing services to designing the layout of our stores. In less than four months after launch of operations, we achieved in-country brand awareness which was on par with, or exceeded that of, our competitors, according to independent market research. A consumer survey we commissioned from Millward Brown, a leading European market research consultancy firm, in December 2004 showed Oskar as having an unaided brand awareness level of 96% in the Czech Republic. In 2004, we were recognized as Czech "mobile operator of the year" by mobilmania.cz, an online magazine, for the second consecutive year.

Over the past two years, we have positioned ourselves as an agent of innovation in the Czech wireless market and leveraged this into one of the most recognized brands in the country. Having launched with a mass-market brand and tagline of "Everybody, Everyday", we have since repositioned our brand to appeal to mid and high value subscribers and the small business market. Our current marketing includes both brand building and product information for postpaid products.

Our Oskar brand strategy aims to blend strong Czech insights, integrated consistent messaging, relevant creativity and highly effective media planning to develop a world-class brand. Since our market entry, we have utilized most forms of advertising, including television, outdoor, newspaper and magazines. In addition, we use interactive marketing and direct marketing communication. We use multiple domestic and international advertisement agencies and are among the ten largest media buyers in the Czech Republic. However, the amount we spend on these media is consistently less than that of our competitors, Eurotel and T-Mobile. We have won over 40 domestic and international awards for marketing and communication. We have been nominated in the World Communication Awards for best branding campaign once and for best EMEA mobile operator three times.

In November 2004, we implemented a loyalty points program, aimed at our business customers with fixed-term contract. Points awarded under the program can be redeemed toward the purchase of handsets.

Distribution Channels

We rely on direct sales channels to target both individual and business customers. Direct sales channels allow us to build closer customer relationships and reduce acquisition costs by eliminating costs associated with dealers and dealer commissions. Additionally, eliminating third party intermediaries helps us to better maintain standardized distribution processes and procedures and allows us to better ensure that every contact with our customers is consistent with our brand image and is of high quality.

We operate our own retail sales channel through our 58 corporate stores and two vans operating as "mobile stores". Our larger retail stores are located in the urban centers of the Czech Republic, while the smaller retail stores provide a physical presence in shopping centers and secondary cities. We lease our store locations. They are staffed by Oskar Mobil employees trained to deliver to customers an experience consistent with the Oskar brand. We view this retail channel as a key distribution mechanism and aim to increase our retail footprint. Our two "mobile stores" sell in predominantly rural areas, in combination with local promotion activities and other local events. Customers can also order service packages and handsets over the phone from a fully dedicated telesales team or via our website. Delivery to our customers' offices and homes is free, via the Czech Post within 48 hours. Our distribution strategy also includes a team of dedicated sales representatives for targeted business accounts as well as an e-shop on the Internet, where consumers can purchase our products and services, as well as obtain help and advice. In addition to the above direct channels, we have contracted with several third party distributors who purchase prepaid airtime cards from us and resell them to retailers for distribution at more than 10,000 points across the country.

We do not use dealers to sell SIM cards or handsets. However, we pay a specified commission to the sellers of prepaid airtime cards and a smaller commission to banks for recharging prepaid accounts through their automated teller machines.

Customer Care

We view customer care as an essential element of our strategy and we seek to promote our customer focus to minimize churn. As part of our approach, we provide differentiated service according to customer segments. Customers who subscribe to more expensive services receive more personalized live customer service, while customers who subscribe to more economical packages are served primarily through self-care, although live customer care is available for all customers, if and when needed. We have established toll-free customer care call center telephone lines staffed by trained employees to answer inquiries by existing and potential subscribers. We strive to decrease the number of calls to our call centers by simplifying how we deal with customers and by developing sophisticated but easy to use self-care solutions. Tools such as interactive voice response, or IVR, USSD codes - a very user-friendly way to retrieve, via a short series of characters through the handset, a variety of information such as credit balances, recharge airtime balances and last invoice date, allows customers access to their information in a quick and efficient manner. Customers can also access their account via the web.

The focus on self-care solutions allows us to both serve a constantly and significantly increasing number of customers without adding corresponding staff. We closely monitor customer care calls and use information gathered from these calls to customize marketing strategies, pricing and promotional plans. Through constant refining of internal processes, we have reached high levels of productivity in our call centers and we make an ongoing effort to control the number of calls per customer.

We consistently strive to be one of the top providers in terms of customer care in our markets, by providing a very accessible service, sustained through reliable and easy to use systems and through well trained and highly dedicated employees.

Billing

Billing is governed by the nature of the subscriber's service package. Our billing and customer care systems are integrated in a single system, providing our staff with a comprehensive view of a subscriber's account. We use an automated collections process, making use of SMS, IVR and voice mail.

We have chosen an industry standard third party software provider, whose billing system enables us to remain competitive in the areas of flexibility, speed to market, convergence and scalability. Its flexibility allows for configuration of new products and services and supports innovative discounting and packaging concepts. Multi tiered tariff schemes, bundling of services and cross product discounts are all integral parts of this billing solution. The ability to sort information in this manner allows us to further customize our pricing and billing plans, and offer our customers additional value added services, which we believe will help us increase market penetration and capture market share. Our current billing system can be upgraded to accommodate high speed data services we currently envisage offering in the future, including UMTS-based services.

CREDIT MANAGEMENT AND CHURN

Credit Management

To manage bad debt risk associated with postpaid customers, we generate customer profiles that provide us with the ability to set credit limits and monitor daily usage patterns for customers with a high risk profile. We also work actively to identify potential fraud. The internal fraud departments of our operating companies review usage reports to monitor potential fraud or credit abuse.

To assist us in managing and reducing both bad debt and churn levels, we have implemented an initial mandatory deposit and an account spending limit for any postpaid activation. Normally, new customers provide a CZK 1,000 deposit, representing their account spending limit. As well, if new customers want to use international roaming upon activation, they are required to provide a CZK 3,000 deposit. This amount is returned to the customer after six months of good payment history in the form of a credit to their postpaid account. The customer's deposit can be refunded upon request if that customer terminates its service with us prior to the expiration of six months.

With the account spending limit, customers are notified when they reach 50% and 75% of their spending limit. At 100%, the customers are "hotlined", which prevents them from making outgoing calls until their account balance returns below their spending limit. As a subscriber's creditworthiness is proven by making prompt and timely payments, we proactively increase that subscriber's credit limit (similar to the model applied by credit card companies) to allow for increased spending and, therefore, higher ARPU. Postpaid subscribers who do not pay their invoice are prevented from making outgoing calls five days after the invoice due date and are removed from our subscriber base and disconnected from our network between 30 and 60 days after the due date of their invoice. The account spending limit has enabled us to limit bad debt levels by reducing indebtedness of non-paying customers. Actual bad debt expense represented approximately 1.7% of Oskar Mobil's billable service revenues in 2004 up slightly from 1.1% in 2003.

Churn

Churn can occur for a number of reasons. In the case of voluntary churn, the customer may decide that he or she cannot afford the service, move out of the coverage area or decide to subscribe to a competing service. In the case of involuntary churn, postpaid customers who have not paid their bill are, after a period of attempted collection, removed from the network by us. In December 2002, we revised our churn policy in order to remove prepaid customers from our subscriber base after six months of inactivity, as measured by zero incoming or outgoing revenue. Under our previous policy, we removed prepaid customers from our subscriber base after 13 months elapsed following such customers' last account replenishment. This change in our policy resulted in a one time reduction in our subscriber base of 93,600 subscribers, or 7.4% of our total subscriber base at the time. Oskar Mobil's average monthly churn rate, whose figures include a one time-adjustment for 2002 and, for 2003 and 2004, subscribers who have had no activity in their account for more than 6 months, was 1.32% in 2000, 1.86% in 2001, 2.40% in 2002, 2.10% in 2003 and 1.89% in 2004. We have undertaken several initiatives to address opportunities to improve customer satisfaction and thereby reduce voluntary churn including the following:

  improving our call center and sales processes to focus on problem resolution and a positive customer experience;

  implementing specialized customer retention programs to address high ARPU and long-tenured customers;

  and developing targeted sale and contract renewal offers that reflect the value of the customer.

Wireless operators in the Czech Republic compete aggressively for new customers and each other's customers. Continued competition for customers, along with the expected launch of mobile number portability in 2006, which will require wireless operators to allow subscribers of a given wireless network to keep the same mobile number when subscribing to the services of a different operator, suggest that churn in these wireless markets may increase in the future. We expect mobile number portability to have a significant impact on wireless operators in our markets. Technical implementation to enable mobile number portability may require new equipment, depending on the technical solution imposed or chosen. Furthermore, retention and acquisition strategies may have to be reconsidered in the mobile number portability environment, when losing a number will no longer be an issue to be considered by a customer in choosing between operators. In addition, pricing strategy can be affected as a result of the difficulties in providing and communicating the advantages of low rates for calls made to users of the same network.

SPECTRUM AND NETWORK

Spectrum

We hold the third national GSM license in the Czech Republic. We paid an initial license fee of one billion Czech Korunas and must also pay a recurring annual fee for the right to operate GSM base stations and radio operating stations, which amounts to approximately CZK 96.8 million. In addition, we must pay a recurring annual fee for the right to operate microwave frequencies to connect GSM base stations to switching centers. In 2004, this fee amounted to approximately CZK 74.4 million. We are entitled to 18 MHz of spectrum or 90 channels in the 1800 MHz band. In addition, we have the right to use 6.2 MHz of spectrum or 31 channels in the 900 MHz band. In accordance with current regulation, the Czech telecommunication regulatory authority can reallocate frequencies with six months' notice if necessary to comply with obligations resulting from an international contract binding upon the Czech Republic or for matters of state security.

In February 2005, we were awarded by the Czech government a UMTS license. The license consists of four channels of 5 MHz, for a total of 20 MHz paired spectrum and one channel of 5 MHz unpaired spectrum. The cost for the license is CZK 2 billion payable in annual installments from December 2005 through December 2009.

Network

We chose major cellular equipment vendors such as Ericsson and Siemens to design and build networks that provided us with state-of-the-art service that allowed us to begin operating quickly and to expand and upgrade our service as we acquire more subscribers and new technology became available. Flexibility to keep up with new technology is essential to comply with license requirements and compete effectively. We have also invested significantly in advanced operation and maintenance systems to provide quality service to our existing network subscribers. We continuously monitor network traffic and measure the real-time technical performance of our services against global benchmarks. We monitor traffic-related activities in order to respond quickly to conditions in which the traffic load exceeds expected levels.

We purchase most equipment for our networks through competitive tendering. The two key principles guiding procurement decisions are benchmarking, to the extent available, and quality of products that provide value to the customer. Another principle influencing procurement decisions is avoidance of conflicts of interest.

We plan and construct each of our wireless telecommunications networks to meet a forecasted level of subscriber density and traffic demand. Once this level is exceeded, we are normally able to increase network capacity to maintain service standards by adding more radio equipment at existing sites, adding additional sites and employing sectorization and cell splitting techniques. Other wireless telecommunications network operators and infrastructure manufacturers have also developed techniques we can use to ensure service quality at minimal cost, such as microcells and premicells. Until technological limitations on network capacity are reached, we can usually add additional capacity in increments that closely match demand and at less than the proportionate cost of initial capacity.

The design for Oskar network employs both 900 MHz and 1800 MHz frequencies. This design offers benefits with respect to greater rural coverage and greater capacity in dense urban environments. Although our network is substantially built out, we continue to employ Ericsson and Siemens on an ongoing basis to add capacity to our network, as we deem necessary. Ericsson mobile switching centers are utilized throughout the network, whereas base station equipment is provided by Ericsson in the eastern part of the country and by Siemens in the western part of the country. Ericsson and Siemens supply equipment necessary to offer value added services based on GPRS/EDGE, WAP and MMS. As at December 31, 2004, our network covered more than 98% of the population. We believe the network addresses current capacity adequately. Our backbone network is based mostly on leased line infrastructure. We lease fixed line elements of our transmission network from two major fixed line providers, Český Telecom and GTS NOVERA a.s. (formerly ALIATEL a.s.), as this is more cost effective than installing our own fiber and related transmission equipment. The market for the provision of leased lines is becoming increasingly competitive as new fixed line competitors are emerging, which we believe has a positive impact on our ability to secure leased lines at competitive rates.

OPERATIONS AND MAINTENANCE

We have designed, in consultation with our technology vendors, state-of-the-art operation and maintenance systems and efficient network management structures. Our primary objectives are high customer satisfaction and compliance with license requirements.

The blocked call and dropped call rates were less than 2% in 2004, mainly as a result of the following monitoring and maintenance measures:

  through standard monitoring and supervision features provided by certain components of our networks, we continuously monitor the traffic on the networks, examine the state of the networks in real-time and produce fault reports and performance reports;

  to ensure peak network reliability and service quality, our maintenance plans feature preventive and corrective maintenance programs. For instance, we set appropriate alarm threshold levels for detection of equipment problems such as low batteries, equipment or circuit outages and security violations and we constantly refine maintenance procedures and documentation to improve the restoration process for problems that directly affect subscribers. We also establish routine maintenance and testing of all switching, radio equipment, systems running value added services and interconnect facilities;

  we safeguard our networks against disaster by using, at various locations, back-up transmission systems, back-up system components, battery back-ups, generators and fire suppression systems. In addition, regional centers maintain replacement parts for critical components in the event of switching center or other system failures. We have defined an Operational Recovery Plan at Oskar Mobil, which covers the main services and includes specific procedures and guidelines to reduce the impact of various disaster situations.

LICENSES AND REGULATORY ENVIRONMENT

Licences

The Czech Telecommunications Office, or the CTU, constituted under the Telecommunications Act as the national regulatory authority, is responsible for telecommunications, including licenses, pricing and pricing policies and dispute resolution. In 2002, to reflect the adoption of the Telecommunications Act, the CTU replaced our original Authorization No. 110823/99-611 to operate a GSM network granted in 1999 with two licenses: (1) CTU decision 5379/2002-610, granting us a telecommunications license to establish and operate public wireless telecommunication networks under the GSM standard and (2) CTU decision 8951/2002-610, granting us a telecommunications license to provide public telephone service through our wireless telecommunication network. These decisions became effective on November 13, 2002, and are valid and effective through November 2020.

Oskar Mobil GSM License

Pursuant to these licenses and the Telecommunications Act, we are entitled to provide our wireless services throughout the entire territory of the Czech Republic and to conclude agreements with foreign operators in order to provide international telecommunications services from other countries to the Czech Republic and from the Czech Republic to other countries.

In operating our network and providing our services, we are obliged (1) to adhere to the provisions of the Telecommunications Act and other generally applicable legal regulations, measures and price decisions issued by the CTU, and the numbering plans and Czech national standards that apply to the assignment and use of telephone numbers; (2) to provide services in compliance with technical parameters corresponding to international recommendations and the standards of the European Telecommunications Standards Institute, (3) to maintain the coverage of our wireless network to 98.1% of the population of the Czech Republic; and (4) to comply with specific parameters of signal quality defined by our licenses. The CTU is entitled to restrict, suspend or terminate our licenses if we cease to fulfill any of the conditions upon which the licenses were granted, or if we materially breach the provisions of the licenses. We would breach the provisions of our licenses if we, among other things, fail to meet the coverage and technical requirements set forth in our licenses, fail to meet the requirements set forth by the Telecommunications Act (including those relating to interconnection and universal service), fail to pay the necessary fees for using the frequencies allocated to us, or engage in telecommunications activities that are not permitted under our licenses. In these circumstances, the CTU may terminate our licenses only if we do not remedy the breach within 30 days of receiving notice of the breach from the CTU. Pursuant to the current Telecommunications Act, frequencies and numbers are to be allocated, upon request, on a non-discriminatory basis. We are required to pay the CTU a symbolic one-time fee for each block of numbers or new frequency allocated to us, as well as additional annual usage fees for both spectrum and numbers. Frequency and number allocations are non-transferable and there is no secondary market for allocations.

When we received our initial Authorization in October 1999, we entered into an agreement with the Ministry of Transport and Communications under which we agreed to, among other things, construct the technological infrastructure necessary for the provision of Internet access to more than 13,000 schools and libraries throughout the Czech Republic and to build a research and technology center focused on developing new wireless multimedia applications, in each case at our own expense. In January 2001, we satisfied our obligations with respect to the research center. In February 2002, we provided the Ministry of Transport and Communications with a proposal for the construction of the Internet-in-schools infrastructure. However, the Ministry of Education subsequently awarded a contract for the same project to another Czech telecommunications operator. We believe we have complied with our obligations under this agreement, which expired in October 2004.

Oskar Mobil UMTS License

On December 15, 2004, the Czech government issued a directive mandating the CTU to organize a tender for the issuance of the last of three UMTS licenses. Pursuant to this directive, the CTU was to first offer the license exclusively to us, at a price of CZK 2 billion, under terms to be negotiated. On February 2, 2005, we submitted our request for the third UMTS license to the CTU and were awarded the license on February 23, 2005. The license has a 20-year term and requires us to launch commercial services and achieve 90% coverage of Prague by January 1, 2008.

Universal Service Obligation

Universal service can be defined as a minimum, basic bundle of telecommunications services of a sufficient quality that are available to all consumers in the entire territory of one given market, at a reasonable price determined by the telecommunications regulator. Universal service usually includes, among other things, public telephone service, operator services, free and continuous access of all users to emergency numbers, the publication of telephone books, pay phone services, and discounts to persons with disabilities. The telecommunications regulator of a given market has the authority and the responsibility to impose an obligation to provide universal service upon one or more operators to ensure that universal service is available in the entire territory. The EU has adopted the Universal Service Directive, which provides the terms under which universal service shall be provided in member countries. The Czech Republic has also adopted legislations to impose universal service obligations, or USO, on telecommunications providers in their markets.

In the case of fixed line operators, the CTU may impose USO upon any operator that has a significant market share and, in the case of wireless operators, the CTU may impose USO upon any operator that has applied for it. Presently, Cesky Telecom is the only provider of universal service in the Czech Republic.

Providers of universal service are entitled to compensation for their demonstrable losses incurred as a result of providing the universal service. Such compensation is paid from the universal service fund, which the

CTU administers. All telecommunications license holders provide contributions to the fund and the amounts of such contributions are determined by the CTU on an annual basis and are based upon accounting evidence submitted by universal service providers to reflect the cost of USO and resulting losses. Each license holder has the right to review how the proceeds of the fund are used, and to request from the CTU an explanation of how their contribution to the fund was used or accounted for. In addition, the CTU must publish a statement annually that explains the use of the proceeds of the fund. On August 6, 2004, the CTU asked us to contribute CZK 35.5 million to the USO for 2003. We challenged this decision and the proceeding is now pending. The amount expected to be issued by CTU for us to pay this year for the year 2004 is CZK 55 million.

Pending Legislation in the Czech Republic

Following the country's accession to the EU on May 1, 2004, the Czech Republic was due to implement the EU's electronic communications regulatory framework, which became effective on July 25, 2003, or the 2003 EU Framework. Therefore, on March 31, 2005, the Czech Republic published in its Collection of Laws the Act on Electronic Communications implementing the 2003 EU Framework. The new act will come into force on May 1st, 2005, replacing the up to then effective Telecommunications Act, or the Old Telecommunications Act.

The 2003 EU Framework comprises several directives addressing, among other things, (i) access to and the interconnection of electronic communications networks, (ii) universal service obligations, (iii) authorization and licensing regimes and (iv) telecommunications data protection. In addition, consistent with the mandate set forth in the 2003 EU Framework, the new act requires, among other things, that mobile number portability be implemented within six months of enactment of the measure regulating mobile number portability. CTU is obliged to adopt this measure within two months after the new act comes into force. Mobile number portability is expected to result in more aggressive competition for customers among Czech wireless operators and increased churn as well. To some extent, these changes may increase our growth opportunities due to our size differential and pricing advantage compared to the competition.

The new act evolves provisions and conditions regarding universal service. As with the Old Telecommunications Act, it sets forth conditions of a tender for a universal service provider and conditions for financing the provision of universal service by a selected provider. According to the new act, however, a portion of the funds to finance the universal service will now be funded from the state budget, while another portion will be funded through contributions from providers of public electronic communications services, with the CTU to determine each year the manner and amount of such contributions for each provider.

The new act sets forth a new framework applicable to service providers with significant market power, in accordance with competition law principles set forth in the 2003 EU Framework. Under the new act, the CTU has additional authority to examine market concentration and provide regulatory guidance and remedies with respect to potential anti competitive behavior. The CTU may also require, in the event of insufficient competition in any relevant market, that operators who have significant market power in that market grant access to their network and capacity to third parties. This includes access to network interfaces, key technologies required for the interoperability of services or virtual network services, physical co-location or other forms of infrastructure sharing, and operational support systems.

Roaming Agreements

Oskar Mobil is signatory of the GSM Memorandum of Understanding and accordingly are members of a group known as the GSM Association. This association establishes common technology standards facilitating worldwide roaming. The roaming agreements allow our subscribers to use their own handsets wherever GSM wireless service is provided, or to roam in such locations with a handset that is compatible with the local network. Roaming agreements are typically bilateral, open-ended agreements consistent with the contract structure established by the GSM Association. Roaming agreements can be terminated with 60 days written notice from either partner, but in practice, once established, they are typically maintained in perpetuity.

Each member of the GSM Association establishes standard inter operator tariffs for each country or region of possible connection. Inter operator tariff rates are maintained on the GSM Association website, updated for pricing adjustments and freely available to roaming partners of that operator. Typically, members of the GSM Association deviate from their standard rates only if a "preferred" roaming agreement is entered into with that partner. Our objective is to provide a fair price to as many destinations as possible for our roaming customers

As of March 31st, 2005, we had launched commercial roaming service with 161 operators in 79 countries, including all of the operators in our neighboring countries. In addition, we offered our prepaid subscribers the ability to roam across 108 networks covering 52 countries. Since November 2004 we introduced GPRS and MMS roaming services for our customers. As of March 31st, 2005 we had GPRS/MMS roaming agreements with 9 operators in 7 countries.

Interconnection Agreements

Pursuant to the Telecommunications Act, all individually licensed network operators are obliged to interconnect upon request. We are thus directly or indirectly interconnected with all major operators in the Czech telecommunications market. The list of our directly interconnected parties includes Český Telecom, GTS NOVERA a.s. (formerly ALIATEL a.s.), GTS, Contactel, Pragonet, České Radiokomunikace, Czech On Line, Tele 2 and Etel, all of which provide fixed line services in the Czech markets, and Eurotel and T-Mobile, our two competitors in the wireless market. The principal term of these agreements is the interconnection rate charged to each party, and this rate is based upon regulatory decisions issued by the CTU.

Absent any commercial agreement with interconnected parties, both the requirements and the terms of interconnection are mandated by the CTU. As a result, all of the interconnection agreements in the Czech Republic basically reflect the various regulatory decisions issued by the regulator, where equal and symmetrical interconnection rates are used by all fixed line operators, while another rate is used by all wireless operators.

Since 2001, we have been actively lobbying the CTU to bring traditionally high interconnection rates closer to the true costs of providing wireless call termination services. On November 27, 2001, the CTU issued a price decision that established a fully allocated cost-based methodology, which set interconnection rates for calls terminating in wireless networks based on historical cost data, and a maximum rate of CZK3.66 per minute-a 43% decrease from the previous rate. On March 18, 2004, the CTU issued price decision that established a maximum rate of CZK 3.19 per minute and on March 25, 2005, the CTU issued an additional price decision that established as of April 1, 2005, a new maximum rate of CZK 3.11 per minute for mobile termination. As we have been traditionally a net payer of interconnection payments to our competitors, these rate reductions have had a significant positive impact on our net position on interconnection payments to other wireless networks. In the future, we believe that bringing interconnection rates closer to the costs of providing call termination services will remove economic distortions in the competitive framework, and allow additional pricing flexibility and innovation, in each case to our ultimate benefit.

In September 2002, the CTU issued a price decision that established interconnection rates for calls terminating in fixed networks based on a version of the long-run average incremental cost model which determines incremental costs on a forward looking basis. This resulted in a 22% decrease in interconnection rates. Furthermore, on January 8, 2004, the CTU issued a price decision that reduced by 20% interconnection rates in the fixed network. Although this new methodology has not yet been implemented in wireless networks, we expect that, because the new EU regulatory framework recommends forward looking cost allocation models, the CTU will adopt a similar costing method in the near future, which may lead to additional decreases in the level of wireless interconnection rates.

HUMAN RESOURCES: PERFORMANCE DRIVEN CULTURE

Employees

As of December 31, 2004, we had a total of 1,687 employees. As of December 31, 2003 and 2002 we had a total of 1,453 and 1,350 employees, respectively. The EU labor legislation has already been transposed into the Czech legislative framework. We do not incur any pension liabilities, and none of our employees benefit from any pension plan. None of our employees are subject to collective bargaining agreements.

Human resources strategy

We are focused on developing a performance-based culture. Our workforce has an average age of 29, and we view regular performance based reviews and development plans as key to further enhancing the qualification and productivity of our employees. We have developed learning programs for employees in all business lines. We furthermore support managers and employees in developing their leadership and communication skills to ensure that all customer experiences are aligned with our business values.

ENVIRONMENT

We are subject to certain local, regional, national and foreign laws and regulations governing environmental protection. Such laws and regulations impose strict requirements for the use, management and disposal of hazardous substances. We believe that we are in substantial compliance with existing environmental laws and regulations and do not expect the costs of complying with environmental laws to have a material impact on our capital expenditures, earnings or competitive position in the foreseeable future. As requirements become more stringent, however, we may become subject to increasingly rigorous requirements governing fuel storage for our back-up power supply, investigation and cleanup of contaminated properties on which our towers are located, and emissions of, and human exposure to, radio frequency emissions.

PROPERTY

Oskar Mobil leases approximately 17,181 square meters of office space for its head office in Prague for approximately CZK 105.9 million including operating expenses, cleaning and repair. Oskar Mobil also currently leases various properties for the operation of its network and other purposes related to its business for approximately CZK 847.4 million per year.

ITEM 3 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating and financial review and prospects

This "Operating and financial review and prospects" is intended to assist in the understanding and assessment of the trends and significant changes in our results of operations and financial condition. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk factors." This discussion is based on the consolidated financial statements of Oskar Holdings and should be read in conjunction with our consolidated financial statements and the accompanying notes. Unless otherwise indicated, all of our financial data and discussions thereof are based upon financial statements prepared in accordance with U.S. GAAP.

OVERVIEW

Oskar Holdings' 99.87% owned indirect subsidiary Oskar Mobil was granted the third license to provide GSM-based wireless telecommunication services in the Czech Republic in 1999 and launched commercial services in March 2000 under the "Oskar" brand name. By the end of 2000, we had substantially completed the buildout of our GSM network which now covers more than 98% of the population of the Czech Republic. As of December 31, 2004, we had invested a total of CZK 25.7 billion in property, plant and equipment, which we have funded through a combination of shareholders' funding, drawings under our existing senior credit facility, vendor financing and cash provided by operating activities. As we have substantially completed our network buildout and have grown our subscriber base, our cash used for the acquisitions of property, plant and equipment has decreased from CZK 5,971.9 million in 2001 to CZK 2,356.0 million in 2004 and we attained positive cash flow from operating activities in each of 2002, 2003 and 2004.

We were the third operator to enter the wireless telecommunications market in the Czech Republic and have grown our market share at the expense of the two established incumbents, Eurotel and T-Mobile, which are estimated to have 42.6% and 40.4% of the subscriber market as of December 31, 2004, respectively. We increased our market share from 15.9% as of December 31, 2003 to 17.0% as of December 31, 2004. As of December 31, 2004, we had 1,831,116 subscribers and we estimate that our service revenue for the year then ended represented a 20.1% share of the national wireless market service revenue.

We are ultimately controlled by Telesystem International Wireless Inc., ("TIW") a Canadian public company. TIW's controlling interest in Oskar Holdings, N.V. is held through ClearWave N.V. ("Clearwave"). As at December 31, 2004, ClearWave, owned 27.1% and 52.7% of our equity and voting rights, respectively. On January 12, 2005, Clearwave increased its equity interest in the Company to 100%.

The Czech mobile market has continued to grow and penetration levels reached 105% as of December 31, 2004, or 10.8 million SIM cards. This represents an increase of 10.8% for year end 2004 as compared to year end 2003. The high penetration rate reflects the relative affluence of the Czech population compared to regional peers, the multiple-SIM card phenomenon and the relatively low fixed line penetration rate. The penetration measured by actual mobile users is estimated to be significantly less than penetration measured by SIM cards, providing us with further growth opportunities.

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Economic conditions in the Czech Republic

All of our operations are located in the Czech Republic, and the majority of our revenues are generated in Czech Koruna. The Czech Republic has undergone dramatic political and economic reform since 1989. Our future results of operations are dependent upon continued economic, political and social stability in the Czech Republic.

Competition

The Czech wireless market is characterized by strong competition. The policies and behavior of our competitors relating to pricing and product offerings may require changes in our own pricing and product offerings. In particular, we believe that competition for high value postpaid customers will increase in the future. The competitive environment will also be impacted by the introduction of UMTS services in the Czech Republic.

Customer mix

Our results of operations are affected by customer mix. We offer services to our customers via both prepaid services in which customers purchase credit on an account, and postpaid customers, to whom we offer credit and bill on a monthly basis. Postpaid customers offer a higher value opportunity for us, generating higher ARPU per month versus our prepaid customers.

In connection with our postpaid acquisitions we generally offer handsets below cost, as an incentive for our customers to subscribe to our postpaid services, and these subsidies are accounted for as cost of revenues at the time of sale.

Seasonality

Our results of operations are subject to seasonal fluctuations that impact our operating results from quarter to quarter. In the past, we have experienced the highest level of subscriber additions and activation related expenses, including marketing and promotional expenditures, in the fourth quarter of the calendar year. As a result our OIBDA and operating profit can be impacted in the fourth quarter. Due to lower customer usage levels, our ARPU tends to be lower in the first quarter of the calendar year. Offsetting this, due to lower levels of new customer acquisitions in the first quarter, our costs may be lower in the first quarter. Our revenues are generally higher in the third quarter of the calendar year due to higher usage levels and roaming during the summer holiday season.

Churn

Churn refers to subscriber disconnection from our services. For the year ended December 31, 2004, we had an average monthly churn rate of less than 2%. We believe that churn levels vary due to a number of factors such as customer loyalty, quality of customer service, changes in technology, product and service offerings and network quality. The introduction of mobile number portability and the launch of UMTS services may impact future churn levels.

Capital expenditures

As we have substantially completed the buildout of our GSM network, we have significantly reduced the amount of capital expenditures. Cash used for the acquisition of property, plant and equipment has decreased from CZK 4,681 million in 2002 to CZK 2,356 million in 2004. However, we could be required to increase our capital expenditures in the near future. Specifically, in connection with the acquisition of UMTS licenses and buildout of UMTS networks. This could have a material impact on our cash flow and financial results. (See "Future Capital Requirements").

Regulatory and tax changes

Changes in the regulatory environment in the Czech Republic have impacted our results of operations in prior periods and changes in the tax environment may impact us in the future. For example, in January 2004, the value added tax ("VAT") rate for telecommunications services increased from 5% to 19%. The Czech telecommunications regulator has also recently introduced new mobile voice terminating interconnection rates. In order to align Czech legislation with the relevant EU framework, the Czech Republic published the Act on Electronic Communications, on March 31, 2005. The new act, which replaces the existing Telecommunications Act, will come into force on May 1st, 2005, and could significantly impact our business and results of operations. (See ITEM 2 - Information on the Company, Licenses and Regulatory Environment section of this Report).

Principal income statement items

Service revenues Service revenues primarily consist of the following services:

  Voice telephony;

  Advanced wireless services; and

  International roaming.

Voice telephony

Oskar provides basic voice services for wireless telecommunications over its GSM network. As is the norm in Europe, we use the "Calling Party Pays" model of charging whereby only the calling party pays for the call. Basic mobile telephony voice calls are supplemented by a number of additional services, many of which are standard in each service package. These additional services include voice mail, international roaming and call management capabilities such as call forwarding, call waiting, call hold, call barring, conference calls and caller identification.

Advanced wireless services

Oskar has developed a wide range of entertainment services based on Short Messaging System ("SMS"). Our services include the ability to chat, to play games and to send logos, ring tones and icons. Personalization of handsets through ring tones and logos is also available. Revenues from, and penetration of, SMS is stimulated by the continuous introduction of innovative SMS-based services and promotions.

We have upgraded our existing digital networks to be able to offer the data transmission capabilities required by advanced wireless services applications, including the Wireless Application Protocol ("WAP"), General Packet Radio Service ("GPRS"), Multi-media Messaging Service ("MMS"), and basic data and fax transmission.

We launched GPRS services for our postpaid customers in February 2002. In January 2003, we started providing GPRS for prepaid subscribers. Oskar currently has over 297,000 activated GPRS subscribers. In February 2003, we launched Oskar GPRS Connect, which enables our business subscribers to access their corporate networks via a secure GPRS connection. At the end of 2004, Oskar's EDGE coverage reached more than 30% of the population and on March 1, 2005, we commercially launched EDGE in Prague and Brno with coverage in these cities of 80% and 60%, respectively.

International roaming

As of March 31st, 2005, we had launched commercial roaming service with 161 operators in 79 countries, including all of the operators in our neighbor countries. In addition, we offered our prepaid subscribers the ability to roam across 108 networks covering 52 countries. Since November 2004 we introduced GPRS and MMS roaming services for our customers. As of March 31st, 2005 we had GPRS/MMS roaming agreements with 9 operators in 7 countries.

Equipment revenues

Equipment revenues include handset and accessories sales and are not fundamental to our business.

Costs of revenues and other operating expenses

Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Our fixed costs consist of leased line charges, recurring spectrum fees, site rental, network maintenance and overhead, and depreciation and amortization. Our variable costs include interconnection charges (our largest single variable cost), roaming charges, cost of equipment sold, as well as a portion of our customer service, selling and marketing, and employee related expenses.

Our principal operating expenses relate to cost of service and equipment revenues, selling, general and administrative expenses and depreciation relating to our network and amortization of our license.

Cost of service revenues mainly consists of the following:

  Network operation costs which include leased line charges, site rental and network maintenance and recurring spectrum fees; and

  Interconnect fees paid to fixed line and other mobile telecommunication network operators for calls made by our subscribers carried by or terminating on other networks.

Cost of equipment revenues mainly consist of the following:

  Cost of handsets and accessories including subsidized handsets; and

  Costs of SIM cards provided to subscribers.

Selling, general and administrative expenses consist primarily of the following:

  Subscriber acquisition costs other than handset subsidies and SIM cards, which include advertising, promotion, salespersons' salaries and commissions and certain distribution costs;

  Bad debt and customer service costs;

  Employee salaries and related expenses; and

  Other overhead expenses.

Depreciation and amortization expenses which are not included in our cost of services and are presented separately, consist primarily of the following:

  Depreciation of our property, plant and equipment which had a net book value as at December 31, 2004 of CZK 16,156.0 million and which is being depreciated over their estimated useful lives: 10 years for network equipment, infrastructure and technological software and from 3 to 8 years for other assets; and

  Amortization of our telecommunications license over a period of 20 years.

Critical accounting policies

Our consolidated financial statements and the accompanying notes contain information that is relevant to this "Operating and financial review and prospects". The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. Estimates are evaluated based on available information and experience. Actual results could differ from those estimates under different assumptions or conditions. We believe that, in particular, the critical accounting policies and estimates discussed below involve significant management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts. For a detailed description of our significant accounting policies, see note 2 to our audited consolidated financial statements.

Foreign currencies. Oskar Mobil, which sets tariffs in Czech Koruna and whose revenues and operating expenses are primarily in Czech Koruna, has the Czech Koruna as a functional currency while the functional currency of Oskar Holdings and Oskar Finance is the dollar. Accordingly, transactions in currencies other than our respective functional currencies are translated into our functional currencies at the exchange rates on the applicable transaction dates. At the balance sheet dates, monetary assets and liabilities denominated in currencies other than our functional currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of loss. We report our consolidated results in Czech Koruna and we accordingly translate the results of operations of Oskar Holdings from dollars to Czech Koruna using the monthly average exchange rates, while assets and liabilities are translated using the exchange rate at each balance sheet date. The resulting translation adjustments are accumulated in the foreign currency translation adjustment account included as a component of shareholders' equity. However, given that substantially all of our results of operations are measured in Czech Koruna, the resulting translation adjustment accumulated in the foreign currency translation adjustment account is not significant as it relates solely to our non-consolidated results.

Revenue recognition. Revenues from airtime and roaming, including those billed in advance are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment. When handsets, related equipment and access to network are bundled with airtime, we consider this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among separate units of accounting based on their relative fair values. When prepaid airtime usage cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber but such revenue is deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers for sales of prepaid cards are classified within selling, general and administrative expenses.

Derivative financial instruments. Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented in other comprehensive loss and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of our derivatives that are designated as hedges at December 31, 2004 and 2003 are designated as cash flow hedges.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recoverability of long-lived assets. Our business is capital intensive, and property, plant and equipment and licenses had a carrying value as at December 31, 2004 of CZK 17,026.4 million. These long-lived assets are assessed for recoverability based on our business plan which includes key assumptions and estimates regarding, among other items, interest rates, growth of the economy, the renewal of our license, tax rates, competition, foreign currency and wireless penetration rates. Changes in these key assumptions could have significant implications on our business plan.

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and license may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations within depreciation and amortization expense and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets. There have been no significant such losses to date.

Goodwill represents the excess of the cost of increases in our ownership of Oskar Mobil over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of our net assets with their carrying amounts. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized. There have been no such losses to date.

Loyalty program. Business customers having met certain requirements, including having been with Oskar Mobil a minimum of twelve months, are awarded points, based on their bill, which can be redeemed towards the purchase of handsets. The Company records an expense for the ultimate expected incremental cost of the redemption of such awards. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Tax losses. As at December 31, 2004, Oskar Mobil had CZK 2,046 million net operating loss ("NOL") carryforwards that are available to reduce taxable income in future years and which consisted of NOL carryforwards of CZK 1,934 million, and CZK 112 million expiring in 2008 and 2009, respectively. Realization of the related deferred tax asset of these losses is dependent upon the ability to use these loss carryforwards in any one year. Due to the lack of history of taxable income and the uncertainty of generating sufficient taxable income in the future, the related deferred tax asset has been fully provided for by a valuation allowance.

Allowance for doubtful accounts. We evaluate the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establish an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. We base our estimates on the aging of our accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different from expected.

CHANGE IN ACCOUNTING POLICIES

Asset Retirement Obligations

Effective January 1, 2003, the U.S. Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Obligations. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time. Over time, the corresponding liability is increased each period to reflect an accretion element considered in its initial measurement at fair value and reduced as related payments are made.

Under its site leases, the Company is generally committed to returning each site to its original state. In 2003, the Company determined its obligation for asset retirement in accordance with SFAS 143 not to be significant and did not adjust its opening deficit because the amount was not material and was compensated by charges made under the prior accounting policy which was to expense such costs as incurred. In order to calculate a provision for asset retirement obligations, the Company used the following significant assumptions: The Company expects that most of its lease sites will be renewed at their expiry consistent with its history of lease renewals; the Company expects that approximately 1% of its sites per year will have to be changed based on operational needs or vocation changes and as a result, the Company will have to return these sites to their original state; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; and credit adjusted risk-free rates that approximate the Company's incremental borrowing rates. On a periodic basis management reassess its obligations for asset retirement and, as at December 31, 2004, determined that its recorded asset retirement obligation remained not significant. The Company accounts for changes in its estimated asset retirement obligations from January 1, 2003, the date on which we applied SFAS 143, on a prospective basis. The Company will continue to evaluate on a periodic basis whether the estimated asset retirement obligations and related financial statement amounts continue to be reasonably stated.

Non GAAP measures and operating data

We use the terms operating income before depreciation and amortization ("OIBDA") and average revenue per user ("ARPU") which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry.

OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under U.S. GAAP. Some of the limitations of OIBDA as a measure are:

  It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  It does not reflect changes in, or cash requirements for, our working capital needs;

  It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;

  It does not reflect foreign exchange gains or losses; and

  Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers. The following is a reconciliation of OIBDA to net income and ARPU to service revenue.

	Year ended December 31,
(CZK in thousands)
	2002	2003	2004
Net loss	(2,390,971)	(753,662)	(333,374)
Foreign exchange gain	(157,620)	(26,163)	(94,603)
Interest expense, net	1,009,591	1,025,792	(994,653)
Loss on early extinguishment of debt			648,294
Operating income (loss)	(1,539,000)	256,967	1,214,970
Depreciation and amortization	2,183,378	2,645,988	2,931,751
OIBDA	644,378	2,891,955	4,146,721

	Year ended December 31,
	2002	2003	2004
Service revenues (CZK in thousands)	7,366,402	10,819,594	13,387,564
Average number of subscribers	1,060,176	1,350,150	1,679,215
Average monthly service revenue per subscriber (in CZK)	579	668	664
Less: in-roaming and miscellaneous non-recurring
revenue per subscriber (in CZK)	(22)	(24)	(24)
ARPU (in CZK)	557	644	640

Results of operations

The following table shows our consolidated results of operations for the periods indicated.

	Year ended December 31,
(CZK in thousands)	2002	2003	2004
Revenues:
Services	7,366,402	10,819,594	13,387,564
Equipment	655,320	659,004	724,356
Total revenues	8,021,722	11,478,598	14,111,920
Cost of services	3,982,965	4,606,761	5,368,807
Cost of equipment	823,977	1,004,031	1,152,626
Selling, general and administrative expenses	2,570,402	2,975,851	3,443,766
Operating income before depreciation and amortization	644,378	2,891,955	4,146,721
OIBDA as % of service revenue	8.7%	26.7%	31.0%
Depreciation and amortization	2,183,378	2,645,988	2,931,751
Operating income (loss)	(1,539,000)	245,967	1,214,970
Operating income as % of service revenue	-	2.3%
Interest expense	(1,023,157)	(1,037,149)	(1,026,949)
Loss on early extinguishment of debt	-	-	648,294
Interest and other income	13,566	11,357	32,296
Foreign exchange gain	157,620	26,163	94,603
Net loss	(2,390,971)	(753,662)	(333,374)

The following discussions compare the results of operations for the years ended December 31, 2004, 2003 and 2002 on a consolidated basis.

Year ended December 31, 2004 compared to the year ended December 31, 2003

Our service revenues increased 23.7% to CZK 13,387.6 million in 2004 from CZK 10,819.6 million in 2003, reflecting continued subscriber growth and our focus on postpaid subscriber acquisitions. We added 284,365 net subscribers in 2004, compared to 367,000 in 2003, to reach 1,831,116 subscribers as of December 31, 2004 compared to 1,546,751 at the end of 2003. The focus on postpaid subscribers is reflected in postpaid subscribers as a percentage of total subscribers of 47.9% as of December 31, 2004 compared to 42.5% as of December 31, 2003. We have the highest proportion of postpaid subscribers as a percentage of our total subscribers among cellular operators in the Czech Republic allowing us to sustain the highest reported ARPU, at CZK 640 in 2004, in the Czech Republic.

Cost of service revenues increased by 16.5% to CZK 5,368.8 million in 2004 compared to CZK 4,606.8 million in 2003 in support of the 23.7% increase in service revenues. Cost of service revenues decreased as a percentage of services revenues to 40.0% in 2003 compared to 42.6% in 2004, primarily due to lower average interconnection rates amongst mobile operators and from greater on-net and incoming traffic as a percentage of total traffic. The 2003 results also benefited from a reduction in estimated interconnection costs of CZK 229 million or 2.2% of service revenue of which CZK 132 million was related to prior periods.

Cost of equipment continued to be higher than associated revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses increased by 15.7% to CZK 3,443.8 million in 2004 as a result of the 18.4% growth in subscribers in 2004, including our focus on postpaid subscribers, but as a percentage of service revenues, declined from 25.7% of service revenues compared to 27.5% in 2003 mainly as a result of lower selling and marketing expenses as a percentage of service revenues and also through a continued focus on operational excellence throughout the business.

OIBDA reached CZK 4,146.7 million in 2004 compared to OIBDA of CZK 2,892.0 million for 2003, representing a 43.4% increase, consistent with the revenue impact of solid subscriber growth, our focus on postpaid growth and the economies of scale realized as fixed costs are spread over a larger subscriber base. OIBDA as a percentage of service revenue for 2004 reached 31.0% compared to 26.7% in 2003.

Depreciation and amortization increased to CZK 2,931.8 million for the year ended December 31, 2004, from CZK 2,646.0 million for the same period in 2003, due primarily to a higher tangible asset base and to write-offs in the amounts of CZK 162 million in 2004 compared to CZK 20 million in 2003.

As a result of the foregoing, we generated operating income of CZK 1,215.0 million in 2004 compared to CZK 246.0 million in 2003.

Total interest expense net of interest income amounted to CZK 995 million for the twelve months ended December 31, 2004, compared to CZK 1,026 million in the same period in 2003.

Foreign exchange gains for 2004 were CZK 94.6 million compared to CZK 26.2 million for the same period in 2003 and in both years were largely associated with the revaluation of Euro and dollar denominated liabilities into Czech Koruna. The 2004 results also include the CZK 648.3 million loss on early extinguishment of debt.

As a result of the aforementioned, net loss for the year ended, December 31, 2004 was CZK 333.4 million compared to CZK 753.7 million in 2003.

Year ended December 31, 2003 compared to Year ended December 31, 2002

Our service revenues increased 46.9% to CZK 10,819.6 million in 2003 from CZK 7,366.4 million in 2002, reflecting continued subscriber growth and our focus on postpaid subscriber acquisitions. The focus on postpaid subscribers is reflected in postpaid subscribers as a percentage of total subscribers of 42.5% as of December 31, 2003 compared to 35.6% as of December 31, 2002. The results of this strategy are also reflected in ARPU, which for 2003 was CZK 644 as compared to CZK 557 for 2002. We added 367,000 net subscribers in 2003, compared to 321,300 in 2002, to reach 1,546,751 subscribers as of December 31, 2003 compared to 1,179,752 at the end of 2002.

Cost of service revenues increased by 15.7% to CZK 4,606.8 million in 2003 compared to CZK 3,983.0 million in 2002 in support of the 46.9% increase in service revenues. Cost of service revenues decreased as a percentage of services revenues to 42.6% in 2003 compared to 54.1% in 2002, reflecting economies of scale as fixed costs were spread over a larger subscriber base and the effect of a CZK 229 million reversal of estimated interconnection costs in 2003, of which approximately CZK 132 million related to 2002, as a result of the reaching of settlements regarding disputed interconnection rates.

Equipment revenues rose to CZK 659.0 million in 2003 compared to CZK 655.3 million in 2002 as a result of higher volumes of handset sales, the effects of which were partially offset by lower average selling prices. Cost of equipment rose to CZK 1,004.0 million for 2003 from CZK 824.0 million in 2002. Included in the cost of equipment are costs of handsets and accessories, including subsidized handsets, as well as the costs of SIM cards, the majority of which are provided to new subscribers as part of our cost of acquiring such new subscribers. The increase in cost of equipment in 2003 is a result of increased subsidies and higher postpaid additions in 2003 in line with our focus in 2003 on postpaid subscriber acquisitions. We only offer subsidies to postpaid subscribers.

Selling, general and administrative expenses increased by 15.8% to CZK 2,975.9 million in 2003 as a result of the 31.1% growth in subscribers in 2003, including our focus on postpaid subscribers, but as a percentage of service revenues, declined from 34.9% in 2002 to 27.5% in 2003. Increases were primarily in sales and marketing with additional sales commission and marketing campaign costs incurred in support of subscriber growth and also in certain support functions. We also achieved a further reduction in bad debt expense in 2003.

OIBDA increased to CZK 2,892.0 million in 2003 from CZK 644.4 million in 2002, due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating cost increases through such initiatives as centralized procurement and an emphasis on self-care customer service. OIBDA as a percentage of service revenues increased to 26.7% in 2003 from 8.7% in 2002.

Depreciation and amortization increased to CZK 2,646.0 million in 2003 from CZK 2,183.4 million in 2002. The increase was primarily due to a higher tangible asset base and a shortening in the estimated useful lives of certain network equipment and infrastructure assets. The cost of tangible assets as of December 31, 2003 amounted to CZK 23,629.5 million as compared to CZK 21,722.8 million as of December 31, 2002.

As a result of the foregoing, we generated operating income of CZK 246.0 million in 2003 compared to an operating loss of CZK 1,539.0 million in 2002.

Total interest expense increased by CZK 14.0 million to CZK 1,037.1 million in 2003 as a result of higher average levels of debt. Total long-term debt increased by CZK 890.6 million in 2003 as a result of the effect of drawing an additional CZK 1,487.4 million on our existing senior credit facility which was partially offset by the effects of the strengthening of the Czech Koruna against the Euro on the Euro-denominated portion of this facility.

The foreign exchange gain was CZK 26.2 million in 2003 reflecting gains largely associated with the revaluation of Euro and dollar denominated liabilities into Czech Koruna.

As a result of the foregoing, net loss for 2003 was CZK 753.7 million compared to CZK 2,391.0 million in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Historical cash flows

The following table summarizes of our consolidated cash flows for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,
(CZK in thousands)	2002	2003	2004
Cash provided by operating activities	326,532	1,539,362	3,335,492
Cash used in investing activities	(4,681,385)	(2,246,219)	(2,974,660)
Cash provided by (used in) financing activities	4,043,328	2,087,777	(699,584)
Net change in cash and cash equivalents	(311,525)	1,380,920	(338,752)
Cash and cash equivalents, beginning of period	495,682	184,157	1,565,077
Cash and cash equivalents, end of period	184,157	1,565,077	1,226,325

Year ended December 31, 2004 compared to the year ended December 31, 2003

Operating activities provided cash of CZK 3,335.5 million for the year ended December 31, 2004, compared to CZK 1,539.4 million for the corresponding 2003 period. The increase is explained by the CZK 1,254.8 million increase in operating income before depreciation and amortization relative to the corresponding 2003 period as well as the CZK 426.0 million decrease in working capital needs primarily due to the significant increase in trade debtors associated with higher postpaid revenue levels.

Investing activities utilized cash of CZK 2,974.7 million compared to CZK 2,246.2 million for 2003. However, acquisitions of property, plant and equipment increased only slightly to CZK 2,356.0 million in 2004 compared to CZK 2,246.2 million for the same period in 2003. The period-over-period increase is largely attributable to the CZK 613.9 million related to the acquisition of a minority interest in Oskar Mobil. On October 6, 2003, a minority shareholder of Oskar Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Oskar Mobil to Oskar Holdings at a price of CZK 613.9 million for which we entered into a foreign exchange hedge which fixed the future cash obligation at $22.0 million. This increased Oskar Holdings' interest in Oskar Mobil to 99.87%. The acquisition was accounted for using the purchase method and resulted in the creation of CZK 145 million of goodwill and a decrease in minority interests of CZK 469 million.

Financing activities used cash of CZK 699.6 million in 2004, comprised of CZK 14,780.9 million in repayments of Oskar Mobil's previous senior credit facility, CZK 913.9 million of hedge unwind payments and deferred financing costs of CZK 562.5 million, partly offset by CZK 14,947.0 million from the issuance of debt through refinancing and CZK 610.7 million in net proceeds from the issuance of shares to existing shareholders, the proceeds of which were used to finance the acquisition of minority interests. During the comparable 2003 period, the CZK 2,087.8 million generated from financing activities included CZK 696 million from the issuance of shares and CZK 1,487 million in borrowings under our previous senior credit facility.

As of December 31, 2004, cash and cash equivalents totaled CZK 1,226.3 million and total consolidated indebtedness, all of which is at Oskar Mobil was CZK 14,596.2 million excluding related derivative financial instrument liability positions of CZK 792.3 million. Such derivative instruments consisted of interest rate and currency swap agreements used to hedge variable rate and Euro denominated borrowings on our existing senior credit facility. See "Sources of financing".

Year ended December 31, 2003 compared to Year ended December 31, 2002

For the year ended December 31, 2003, operating activities provided cash of CZK 1,539.4 million compared to CZK 326.5 million in 2002. The year over year increase is primarily due to the CZK 2,247.6 million increase in operating income before depreciation and amortization offset by higher working capital needs of CZK 1,049.3 million. The higher working capital need in 2003 was primarily due to reductions to payables and accrued liabilities in 2003 arising from the settlement of interconnection disputes compared to increases to these liabilities experienced in 2002. In addition, increases to VAT recoverable and inventories, compared to decreases in these items in 2002, resulted in working capital changes of CZK 196.1 million and CZK 110.1 million, respectively.

Investing activities used cash of CZK 2,246.2 million for the year ended December 31, 2003 for the acquisitions of property, plant and equipment compared to CZK 4,681.4 million for the year ended December 31, 2002. The reduction year over year was the result of a reduction in the average construction cost per site, a relative slowdown in build out activity and lower payments to network suppliers for prior period purchases. The site cost reductions were achieved as a result of several factors including the use of a greater number of suppliers which enhanced Oskar's ability to negotiate prices and the overall telecommunication equipment market conditions.

Financing activities generated cash of CZK 2,087.8 million for the year ended December 31, 2003 and are comprised of CZK 695.6 million from shareholder capital contributions and CZK 1,487.4 million in existing senior credit facility borrowings, partially offset by deferred financing costs incurred of CZK 95.3 million. This compares to cash provided by financing activities of CZK 4,043.3 million for the year ended December 31, 2002 which consisted of CZK 1,477.4 million from shareholder capital contributions and CZK 2,566.0 million in existing senior credit facility borrowings.

Cash and cash equivalents as of December 31, 2003 totaled CZK 1,565.1 million. As of December 31, 2003, total consolidated indebtedness was CZK 15,055.7 million excluding related derivative financial instrument positions of CZK 866.5 million. Such derivative instruments consisted of interest rate and currency swap agreements and options used to hedge variable rate and Euro denominated drawings on our existing senior credit facility.

SOURCES OF FINANCING

Historic

Substantially all of our cash requirements to date have been met primarily by shareholder contributions, cash provided by operations and by borrowings under our senior credit facility entered into on July 19, 2000 which was repaid with the proceeds from senior notes and partial draw down on a new senior credit facility entered into in October 2004.

On October 13, 2004, Oskar Mobil issued in a private placement €325 million (CZK 10,227.8 million) Senior Notes ("Notes") due October 15, 2011. Oskar Mobil has also entered into a credit agreement for a €250 million (CZK 7,867.5 million) equivalent senior credit facility (the "New Senior Credit Facility").

The Notes bear interest at 7.5% which will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2005. The net proceeds were approximately €313.1 million (CZK 9,855 million), after deducting underwriting discounts and other related expenses. The Notes will be callable at the option of the issuer after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Notes.

The New Senior Credit Facility consists of a 5.0 billion Czech Koruna and €40.0 million (CZK 1,218.2 million) five year amortizing Tranche A maturing in 2009, and amortizing from March 2007 through maturity in October 2009, and a 1.6 billion Czech Koruna six year Tranche B repayable in full at maturity. Both tranches bear interest at EURIBOR or PRIBOR, depending on the currency of the borrowings, plus an applicable margin of 187.5 basis points for Tranche A and 200.0 basis points for Tranche B, subject to adjustment based on Oskar Holdings' financial performance. The new senior credit facility is available for drawing, on a revolving basis, until October 2006.

The indebtedness under the New Senior Credit Facility ranks pari passu with the Notes as to security. Both the New Senior Credit Facility and the Notes are senior secured obligations of Oskar Mobil and both are guaranteed on a senior secured basis by us and Oskar Finance B.V. ("Oskar Finance'') a newly created holding company incorporated under the laws of The Netherlands which holds our interest in Oskar Mobil. The obligations under the Notes and the guarantees are secured by substantially all of our assets.

An affiliate of one of ours and TIW's significant shareholders was an initial purchaser of the Notes and provided an underwriting commitment and acted as a mandated lead arranger and book-runner for the New Senior Credit Facility. Aggregate fees and initial purchasers' discount of €7.9 million (CZK 248.6 million) were paid to this related party prior to any reallocation of fees to credit facility syndicate members. This related party also provides a €15 million (CZK 456.8 million) commitment under Tranche A of the facility. An affiliate of another significant shareholder who was also an initial purchaser of the Notes and mandated lead arranger and a principal lender for the New Senior Credit Facility, provided a CZK 534.8 million commitment under Tranche A of the facility and received fees totalling €2.6 million (CZK 80.3 million).

Concurrently with the issuance of the Notes, we proceeded with an initial draw consisting of CZK 3,964 million and €24 million (CZK 755.3 million) from Tranches A and B of our New Senior Credit Facility.

The net proceeds from the issuance of the Notes, together with the net proceeds from our initial drawdown under the new senior credit facility, were approximately €457.1 million (CZK 14,385 million), after deducting underwriting discounts and other related expenses of CZK 562.5 million. We used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility in the amounts of CZK 5,402.8 million and €290.6 million (CZK 9,144.1 million) and to terminate certain currency and interest rate hedging agreements. In connection with the unwinding of existing hedges, an amount of €29.0 million (CZK 913.9 million), consisting of the fair value of the unwound hedges, was paid to counterparties including €13.1 million (CZK 412.2 million) to an affiliate of one of our and TIW's significant shareholders and €3.7 million (CZK 114.9 million) to an affiliate of another significant shareholder.

The undrawn portion of the New Senior Credit Facility is available for drawing, on a revolving basis, until October 2006.

In connection with the new financing, on October 13, 2004, we entered into currency swap agreements to manage our currency exposure related to our Notes, which constitute significantly all of our aggregate Euro exposure. Specifically, we entered into cross currency swaps for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of CZK 31.625 to one Euro and a fixed interest rate of 8.52%. The counterparties for each €162.5 million of notional principal amount of those new swap agreements are both affiliates of significant shareholders and in the case of one of these counterparties, of TIW. Furthermore, to manage exposure to interest rate risk through drawings on the New Senior Credit Facility, we entered into interest rate swap agreements for a notional amount of 2.4 billion Czech Koruna which fixed the interest rate on this portion at 3.83% plus the applicable margin until March 30, 2009.

We used the funds drawn under our previous senior credit facility to finance the construction, operation, working capital, debt service and related requirements of our GSM network in the Czech Republic including the repayment of amounts financed under supply contracts.

At December 31, 2004, we also had available an uncommitted €4.0 million working capital facility bearing interest at a rate of EURIBOR, PRIBOR or LIBOR plus 0.6% per annum for Euro, Czech Koruna and dollar drawings, respectively and a €5.0 million working capital facility bearing interest at a rate of EURIBOR or PRIBOR plus 0.95% per annum for Euro and Czech Koruna drawings, respectively. As at December 31, 2004 there were no outstanding borrowings under these facilities. Drawings under the €5.0 million facility were subject to the fulfillment of certain conditions and this facility expired in March 2005. In April 2005, this facility was replaced with a new CZK 180 million committed short-term facility maturing in April 2006, bearing interest at a rate of PRIBOR, EURIBOR or LIBOR plus 0.8% per annum for Koruna, Euro and U.S. dollars drawings, respectively. Concurrent with the replacement of the €5.0 facility, the €4.0 million facility was converted to a CZK 120 million facility.

FUTURE CAPITAL REQUIREMENTS

We expect to have significant future capital requirements, particularly in relation to the maintenance, expansion and addition of capacity to our existing network, for the servicing of debt and for the purchase of a UMTS license. On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions, including minimum coverage requirements. The CZK 2 billion agreed upon price is payable in annual installments from December 2005 through December 2009.

We have substantially completed the construction of our GSM network, and now have coverage of more than 98% of the population of the Czech Republic. As Oskar Mobil rapidly increased its subscriber base and improved utilization of its network, its capital expenditures have decreased from CZK 3,478 million in 2002 to CZK 2,356 million in 2004. Future capital expenditures will be a function of the need to maintain and promote high quality services, for increased capacity and for the deployment of new technologies such as UMTS.

On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., a wholly owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave. Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) TIW shareholders' approval, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. Upon closing of this sale, the terms of the Notes and the New Senior Credit Facility may require the Company to repay its Senior Credit Facility and to purchase all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

We intend to finance future capital requirements mainly from cash flow from operating activities, cash and cash equivalents on hand and drawings on our New Senior Credit Facility.

Contractual obligations

As at December 31, 2004, we had purchase commitments of approximately CZK 304 million with network equipment and support systems providers.

Our cash commitments for the next 5 years as at December 31, 2004, excluding interest, in millions of Czech Koruna, are set forth in the following table.

		Long-
	Operating	Term	Purchase
	Leases	debt	Commitments	Total
2005	243	-	304	547
2006	74	-	-	74
2007	74	625	-	699
2008	76	1,250	-	1,326
2009	76	1,876	-	1,952
Total	543	3,751	304	4,598

Not included in the above operating leases are semi annual line lease payments and annual microwave lease payments of approximately CZK 85 million and CZK 127 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. In addition, we are committed to pay minimum annual spectrum fees of approximately CZK 176 million.

Exchange rates

We report our consolidated financial statements in Czech Koruna, which is the functional currency of our operating subsidiary. We operate in the Czech Republic and substantially all of our revenues and most of our operating expenses are in Czech Koruna. As a result, we are exposed to exchange rate risk primarily only at Oskar Holdings and Oskar Finance. We may, however, borrow in currencies other than the Czech Koruna because it is either advantageous for Oskar Mobil to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to us at the time. We have hedged a substantial portion of our Euro-denominated debt. We intend to hedge an assigned percentage of the Euro component of our new senior credit facility and the Euro denominated notes issued pursuant to this offering. To the extent we are unable to hedge the entirety of our Euro drawings under the new senior credit facility and the notes, exchange rate volatility between the Czech Koruna and the Euro will affect our results of operations. The functional currency at the Oskar Holdings and Oskar Finance level is dollars. Their related exchange gains or losses are accumulated in the foreign currency translation adjustment account included as a component of accumulated other comprehensive loss within shareholders' equity.

An assessment as to which currency is Oskar Holdings', Oskar Finance's and Oskar Mobil's functional currency was made based on the collective economic factors of the environment in which we operate. Oskar Mobil's borrowings are partially in Euro but they have been largely hedged to Czech Koruna. Consequently, exchange rate fluctuations did not have a material effect on our consolidated results in the past. However, the Czech Republic is part of the European Union and it is foreseeable that the Euro will take prominence in the Czech Republic in the future. In addition, our planned financing may also result in an increased prominence of the Euro in the environment in which we operate.

Inflation

Inflation has not been a material factor affecting our continuing business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

Regulatory environment

We are one of three operators authorized to provide nationwide GSM-based cellular telecommunications services in the Czech Republic. Pursuant to our licenses, and the current Telecommunications Act, we are entitled to provide the services throughout the whole territory of the Czech Republic, and to conclude agreements with foreign entities in order to provide international telecommunications services from other countries to the Czech Republic and from the Czech Republic to other countries. We are required to pay minimum annual spectrum fees of approximately CZK 176 million. We are also obliged (1) to adhere to the provisions of the Telecommunications Act and other generally applicable legal regulations, measures and price decisions issued by the CTU, and the numbering plans and the Czech national standards that apply to the assignment and use of telephone numbers, (2) to provide service in compliance with technical parameters corresponding to international recommendations and standards of the European Telecommunications Standards Institute and (3) to maintain the coverage of our public wireless network to 98.1% of the population of the Czech Republic and comply with specific parameters of signal quality defined by our licenses.

We operate in a regulated industry and in the normal course of business our actions are subject to scrutiny by various regulatory agencies, which, from time to time, may initiate administrative proceedings against us for alleged breaches of different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any such proceedings currently in progress will not be materially adverse to us.

Our future performance may be affected by factors such as political changes including, government actions relating to our licenses, changes in technology and competition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT AND MARKET RISK

Credit risk

We have a limited concentration of credit risk due to the composition of our customer base, which includes a large number of individuals and businesses. We evaluate the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establish an allowance for doubtful accounts receivable sufficient to cover probable and reasonable estimated losses. Cash, cash equivalents and derivative instruments are deposited and contracted with a limited number of financial institutions and we manage our risk of loss through a policy of dealing only with large, creditworthy financial institutions.

Market risk

We have used shareholder contributions, bank facilities and publicly traded debt to finance our operations. These on-balance sheet financial instruments expose us to interest rate risk, foreign currency exchange rate risk and market price risk. Additionally, we have interest rate swaps and currency swaps. These off-balance sheet items also create foreign currency exchange rate risk and market price risk exposure.

The carrying amounts of cash and equivalents, trade debtors, amounts payable to minority interests, accounts payable, accrued liabilities and accrued interest payable approximate their fair values due to the short-term nature of these instruments. Cash equivalents consist of term deposits and highly liquid debt instruments purchased with maturity of three months or less. The fair value of Oskar Mobil's 7.5% notes was approximately CZK 10.7 billion. The carrying amount of Oskar Mobil's New Senior Credit Facility approximates its fair value because the interest rate fluctuates with market interest rates.

As at December 31, 2004, a portion of our outstanding financial obligations, in monetary terms, was of a variable-rate nature. However, Oskar Mobil uses interest swap agreements to hedge some interest rate exposure associated with variable-rate on-balance sheet financial instruments. We have not entered into any such arrangements for the purposes of trading or speculation. We have entered into hedging arrangements in the Czech Republic to systematically hedge against foreign currency exchange rate risks on portions of long-term debt denominated in Euro. In certain circumstances, we may decide to accept the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate. We do not anticipate any near-term changes in the nature of our market risk exposures or in management's objectives and strategies with respect to managing such exposures. Further details regarding our existing financial instruments have been detailed under "Sources of financing".

ITEM 4 - MANAGEMENT AND PRINCIPAL SHAREHOLDERS

OSKAR HOLDINGS

Board of management

The board of management of Oskar Holdings, under the supervision of the supervisory board, is responsible for managing the business activities of Oskar Holdings.

The legal authority to represent Oskar Holdings is vested in the board of management as a corporate body and in each member of the board of management acting alone. The board of management must be comprised of at least one member and is currently comprised of three members. An absolute majority of votes cast by all managing directors is necessary to adopt resolutions. Certain resolutions are subject to the approval of Oskar Holdings' supervisory board or of the general meeting of shareholders. Lack of such authorization does not, however, affect the power of the board of management or any of its individual members to legally bind Oskar Holdings.

The members of the board of management are appointed by the general meeting of shareholders from a binding nomination of at least two nominees for each vacancy to be filled.

The general meeting of shareholders has the authority to suspend or dismiss members of the board of management. A suspension shall not last for more than three months under any circumstances. If after that time no decision has been reached on the lifting of the suspension or the removal of the member from office, the suspension shall cease. The remuneration and other conditions of employment of each member of the board of management are determined at the general shareholders' meeting.

Supervisory board

The supervisory board of Oskar Holdings supervises the conduct of its general affairs and business. It also supervises and provides advice to Oskar Holdings' board of management. In fulfilling their duties, members of the supervisory board must at all times serve the best interests of Oskar Holdings and its business.

Members of the supervisory board are appointed by the general meeting of shareholders. Any remuneration for members of the supervisory board is determined at the general meeting of shareholders.

Under the articles of association of Oskar Holdings, the adoption of a valid supervisory board resolution requires the presence of at least a majority of the supervisory board members. Decisions of the supervisory board generally require the approval of a majority of the votes cast. However, certain major business decisions require approval by six of the seven members. Members of the supervisory board may be suspended or dismissed at the general shareholders' meeting in accordance with the articles of association and the shareholders agreement. A suspension may not last longer than three months under any circumstances. If no decision on a termination of the suspension or dismissal has been made following such time, the suspension will cease.

Board members

The following tables list the current members of Oskar Holdings' supervisory board and board of management. Oskar Holdings has no officers other than those board members:

Supervisory board	Municipality of residence

Bruno Ducharme	Montreal, Quebec, Canada
André Gauthier	Saint-Lambert, Quebec, Canada
James J. Jackson	Prague, Czech Republic
Margriet Zwarts	Montreal, Quebec, Canada

Board of management	Municipality of residence

Yves Normand	Amsterdam, The Netherlands
Alexander Tolstoy	Prague, Czech Republic
Cornelis van Ravenhorst	Heemstede, The Netherlands

Bruno Ducharme is Chairman of the Board and Chief Executive Officer of TIW. Prior to August 2004, Mr. Ducharme was President and Chief Executive Officer of TIW. Mr. Ducharme holds a Bachelor's degree in Civil Law from McGill University, a Master's degree in Business Administration from the Wharton School of Business of the University of Pennsylvania and a Master's degree in International Relations from the University of Pennsylvania.

André Gauthier is Executive Vice-President and Chief Financial Officer of TIW. Prior to June 2001, Mr. Gauthier was Vice-President, Finance, and Treasurer of TIW. Prior to May 1999, Mr. Gauthier was Vice-President and Controller, and, prior to May 1997, had been Controller of Telesystem International Wireless Services Inc. since 1994. From 1988 to 1994, Mr. Gauthier held successive positions, including Director, Finance and Administration, at Cosmair Canada Inc., a cosmetics manufacturer. Prior to 1988, Mr. Gauthier was a Senior Manager at Ernst & Young in Montreal. Mr. Gauthier holds a Bachelor's degree in Business Administration from the École des Hautes Études Commerciales in Montreal and is a member of the Canadian Institute of Chartered Accountants.

James J. Jackson was appointed as Senior Vice-President, Corporate Affairs of TIW in July, 2004 and continues as MobiFon's Senior Vice-President and Chief Financial Officer. Between 1999 and July 2004 he was Chief Financial Officer of ClearWave. During this period, Mr. Jackson also served as Chief Financial Officer of Oskar Mobil for a certain period of time. From 1995 to 1997 Mr. Jackson was Vice Chairman, Finance, for Quadrant Amroq Bottling Co. Ltd., a venture capital firm holding the franchise for Pepsi Cola in Romania. Prior to that, he worked for fifteen years at Alcan Aluminium Ltd., including as President of one of its venture capital groups. Mr. Jackson is a member of the Institute of Chartered Accountants of Canada and is a registered Certified Public Accountant in the United States. Mr. Jackson left ClearWave and its subsidiaries in February of 2001 and returned in July 2001.

Yves Normand has been a Managing Director of Telesystem International Wireless Corporation N.V. since April 2001. Mr. Normand joined TIW in July 1996 as a controller and also held other financial positions at TIW. Prior to July 1996, Mr. Normand was a controller at Biochem Immonosystems Inc. in Montreal and was a senior manager at Deloitte & Touche from 1988 to 1993. Mr. Normand holds a bachelors degree in Business Administration from the École des Hautes Études Commerciales in Montreal and is a member of the Canadian Institute of Chartered Accountants.

Cornelis van Ravenhorst has been Managing Director of Oskar Holdings since its incorporation and has been acting as its corporate secretary since then. Mr. van Ravenhorst joined TIW in December 1996 and has been managing the Amsterdam office of Telesystem International Wireless Corporation N.V. since October 1997. Prior to joining TIW, Mr. van Ravenhorst was employed as a legal and financial consultant at BCE Inc. and Bell Canada International between 1993 and 1995 and was a practicing lawyer in Amsterdam since 1981. Mr. van Ravenhorst was first admitted as a member of the Quebec Bar in 1993 and The Netherlands Bar in 1981.

Margriet Zwarts is General Counsel and Secretary of TIW. Prior to her appointment in March 1998, she was in private practice, initially with the law firm Martineau Walker and from 1989 with the law firm Ogilvy Renault, where she was a partner from 1991. She holds a Bachelor's degree in Civil Law and a Bachelor's degree in Common Law from McGill University, and a Master's degree in English literature from the University of Toronto. She is a member of the Quebec Bar and the Law Society of Upper Canada.

OSKAR FINANCE

The board of management of Oskar Finance is responsible for managing the business activities of the company. The board of management must be comprised of at least one member, who can be an individual or a corporate entity. The general legal authority to represent Oskar Finance is vested in the board of management and in each member of the board of management acting alone. An absolute majority of votes cast by all managing directors is necessary to adopt resolutions of the board of management. The members of the board of management are appointed by the general shareholders meeting.

Oskar Holdings is the sole member of the management board of Oskar Finance. Since Oskar Finance's managing director is Oskar Holdings, its board of management assumes responsibility for Oskar Finance's management. Oskar Finance does not have a supervisory board. Oskar Finance's corporate governance structure is set forth in its articles of association and is subject to the applicable provisions of Dutch law. The shareholders' meeting has the authority to, among other things, appoint, suspend and dismiss members of the board of management, amend the articles of association, adopt the annual financial statements of the company and appoint the auditors.

OSKAR MOBIL

Board of directors

The board of directors is the statutory and executive body of Oskar Mobil that manages the business activities of the company and acts in its name in all matters. Members of the board of directors are elected and removed at the general meeting of shareholders by a simple majority of votes and may be elected repeatedly without limitation. The board is composed of five members, each elected for a term of five years. As the majority holder of Oskar Mobil's voting shares, Oskar Finance elects all members of the board of directors. The board of directors is required under the articles of association to meet at least three times a year, and in 2004, the board of directors had 3 meetings. A quorum of a majority of all members and approval by the same majority of all members of the board of directors is required to pass a resolution. The board of directors does not have any committees, such as an audit committee or compensation committee.

All of the members of the board of directors of Oskar Mobil are employees of a subsidiary of TIW, and are assigned to Oskar Mobil under certain management and technical service agreements. See ITEM 5 - Related Parties Transactions.

Supervisory board

The supervisory board of Oskar Mobil oversees the exercise of the board of directors' powers and the conduct of Oskar Mobil's business. In accordance with Czech law and Oskar Mobil's articles of association, the supervisory board has no authority to direct the board of directors to take any action or make any decision. The supervisory board of Oskar Mobil is currently comprised of 3 members. Their term of office is five years, and members may be elected repeatedly without limitation. Under the articles of association as well as Czech law, two-thirds of the members are elected by a simple majority of votes at any general meeting of shareholders, and one third of the members are elected by Oskar Mobil's employees. A quorum of a majority of all members of the supervisory board and the approval by the same majority of all members of the supervisory board is required to pass resolutions.

Board members and officers

The following table lists the current members of Oskar Mobil's board of directors and officers.

Name	Title
Alexander Tolstoy	Chairman of the board of directors and Chief Executive Officer
Karla Stephens	Vice-Chairman of the board of directors and Chief Operating Officer
Muriel Anton	Vice-President and Chief Financial Officer, member of the board of directors
Fred Hrenchuk	Vice-President, Technology, member of the board of directors
Mario Mele	Vice-President, Marketing, member of the board of directors
Francinne Hansen	Vice-President, Learning and Growth
Andreas Laukenman	Vice-President, Corporate and Strategic Planning
Igor P rerovský	Vice-President, Brand and Communications
Andre Jerome	Vice-President, Legal and Regulatory
Ann Hofvander	Vice-President, Sales and Customer Care

Alexander Tolstoy brings a considerable amount of wireless experience to his current position as Chief Executive Officer. Mr. Tolstoy is also President and Chief Operating Officer of TIW and was the first President and continues to be the Chief Executive Officer at MobiFon S.A., TIW's operating subsidiary in Romania. Before that appointment, he managed the establishment of TIW's GSM companies in India and China from 1995 until November 1996. From 1987 to 1994, Mr. Tolstoy was Vice President, Western Canadian Region for Bell Mobility Cellular. From 1970 to 1987, he held various management positions at Bell Canada and Bell Canada International. Mr. Tolstoy served on the board of directors for Nortel Mobility and is a non-executive director of Karneval Media, a cable television operator in the Czech Republic. Mr. Tolstoy is married to Mrs. Stephens, the Vice-Chairman of the board of directors of Oskar Mobil and Oskar Mobil's Chief Operating Officer.

Karla Stephens was appointed Chief Commercial Officer for both Oskar Mobil and ClearWave in August 1999. In 2001, she was appointed as Oskar Mobil's Chief Operating Officer. From November 1996 until September 1999, Mrs. Stephens was the Vice President of Marketing at MobiFon S.A. and, in 1999, assumed additional responsibility for the Sales and Distribution functions. Mrs. Stephens joined TIW in 1995 as Director of Sales and Marketing for China Unicom Hunan. Prior to joining TIW, Mrs. Stephens worked for Bell Mobility Cellular in Canada. Mrs. Stephens is married to Mr. Tolstoy, the Chairman of Oskar Mobil's board of directors and Oskar Mobil's Chief Executive Officer.

Muriel Anton joined Oskar Mobil in January 2000. Ms. Anton was appointed as Chief Financial Officer of Oskar Mobil in August 2004. Prior to that, she had been Oskar Mobil's Vice President, Finance since 2000. Prior to working at Oskar Mobil, Ms. Anton held various financial planning and analysis, management and directorial positions in leading Canadian telecommunications companies such as Telus Corporation, BCT.TELUS Communications Inc., and AGT Limited. Ms. Anton holds a Bachelor's degree in Commerce and a Master's degree in Economics.

Fred Hrenchuk joined Oskar Mobil immediately after its successful bid in October 1999. Mr. Hrenchuk came to Oskar Mobil with 12 years experience in wireless telecommunications, which included the successful network deployment of MobiFon S.A., TIW's operating subsidiary in Romania, and eight years of wireless experience with Rogers AT&T.

Mario Mele joined Oskar Mobil in late 1999. He came to Oskar Mobil with over 13 years of financial and strategic planning telecommunications experience. Prior to joining Oskar Mobil, Mr. Mele held various managerial positions at TELUS Mobility and TELUS Corporation, in Western Canada.

Francinne Hansen joined Oskar Mobil during its start-up phase in November 1999. Ms. Hansen came to Oskar Mobil with over 15 years experience in the telecommunications industry working for Rogers AT&T in various director roles in customer operations and marketing. At Oskar Mobil, she has held various director positions, including Director of Customer Care and Logistics, Director of Customer Relationship Management and Director of Organisational Training and Development.

Andreas Laukenmann joined Oskar Mobil in September 2004. Prior to joining Oskar Mobil, Mr. Laukenmann was consulting on major projects in telecommunication companies throughout Europe as cofounder of the DiamondCluster Munich office.

Igor P rerovský joined Oskar Mobil in July 2000 as Senior Manager Corporate Communication and Spokesperson. In April 2003 he was appointed Director Advertising & Corporate Communication. Prior to joining Oskar Mobil, Mr. P rerovský held similar positions in leading alternative fixed line provider GTS NOVERA a.s. (formerly ALIATEL a.s.) and Czech Television. From 1993 to 1998, he was a Marketing and PR manager for the Czech Olympic and Czech Paralympic Committee.

André Jérome joined Oskar Mobil in February 2002 as General Counsel. In January 2005 he was appointed Vice President, Legal and Regulatory. Prior to joining Oskar Mobil, Mr. Jérome held senior positions at several prominent Canadian telecommunications companies including Stentor, BC Tel and Telus Corp.

Ann Hofvander joined Oskar Mobil in October 2002. In November 2004 she was appointed Vice President, Sales and Customer Care. She arrived with a wealth of experience in the telecommunications and financial sectors in North America.

PRINCIPAL SHAREHOLDERS

Share ownership

OSKAR HOLDINGS

As provided in its articles of association, the authorized share capital of Oskar Holdings amounts to €10,000,000 divided into (a) 4,500,000 convertible class A shares, each with a nominal value of €1, subdivided into: (i) 1,500,000 convertible class A series 1 shares, and (ii) 3,000,000 convertible class A series 2 shares; (b) 5,000,000 convertible class B preference shares with a nominal value of €1; (c) 1 convertible non-cumulative class C preference share, with a nominal value of €1; and (d) 49,999,900 common shares, each share with a nominal value of €0.01.

The class A shares, class B shares and the class C share which each have a nominal value of €1, all carry one hundred votes per share and are convertible into common shares. The common shares, with a nominal value of €0.01 carry one vote per share. The class B shares have some preferences over class A shares as to profit distribution and liquidation. The class A shares, class B shares and class C share convert into common shares, on the basis of different established conversion ratios, upon the consummation of certain liquidity events such as an initial public offering of Oskar Holdings. As of March 31, 2005, ClearWave was the sole shareholder of Oskar Holdings and its issued share capital was €5,257,481.

OSKAR FINANCE

As provided in its articles of association, the authorized share capital of Oskar Finance amounts to €90,000 divided into 900 shares, each with a nominal value of €100.

The total issued share capital of Oskar Finance is €18,100. All of the outstanding share capital of Oskar Finance is held by Oskar Holdings.

OSKAR MOBIL

As provided in its articles of association, the share capital of Oskar Mobil amounts to CZK 13,646,679,380 and is divided into (i) 6,702,000 common registered shares with a nominal value of CZK 1,000 each; (ii) 10 preferred (priority) registered shares with a nominal value of CZK 1,000 each; and (iii) 694,466,938 common registered shares with a nominal value of CZK 10 each. The registered capital of Oskar Mobil has been paid up in full. The rights attached to all common registered shares are identical, except for the nominal value, which creates a disparity in voting power. The common registered shares with a nominal value of CZK 1,000 carry 100 votes per share whereas those with a nominal value of CZK 10 carry 1 vote per share.

Oskar Finance is Oskar Mobil's principal shareholder and the record owner of (i) 6,685,245 common registered shares of Oskar Mobil with a nominal value of CZK 1,000 each; (ii) 10 preferred (priority) registered shares of Oskar Mobil with a nominal value of CZK 1,000 each; and (iii) 694,466,938 common registered shares of Oskar Mobil with a nominal value of CZK 10 each; all such shares in the aggregate representing 99.87% of the registered capital of Oskar Mobil.

United Pan-Europe Communications N.V. ("UPC") is the record owner of 16,755 common registered shares of Oskar Mobil with a nominal value of CZK 1,000 each, representing 0.13% of its registered capital. On June 26, 2003, Oskar Holdings entered into an agreement with UPC to purchase their equity interest in Oskar Mobil for a price of € 150,000. Payment in full has been made for the shares on August 3, 2004. However, closing of the transaction cannot take place until statutory procedures are completed to replace the sold shares, which UPC had lost. These procedures were commenced in July 2004, and normally last for at least 15 months. By agreement as of March 15, 2004, Oskar Holdings may exercise all voting rights for the sold shares, until they are transferred to us.

Upon closing of the transaction with UPC, Oskar Holdings will transfer to Oskar Finance the remaining 0.13% of equity shares in Oskar Mobil and Oskar Finance will be the sole shareholder of Oskar Mobil.

ITEM 5 - RELATED PARTIES TRANSACTIONS

We have in the past engaged and will continue in the future to engage in transactions with entities that may be considered to be related to us under certain standards of disclosure. Set out below is a summary of all material transactions between or among related parties and us since January 1, 2002, excluding intercompany indebtedness. We believe that the transactions described herein were negotiated on terms that, on the whole, were no less favorable to us than those that would have been available from unrelated parties.

  Management and technical services agreements between Oskar Mobil, TIW and certain of its other subsidiaries pursuant to which they provide us services in areas such as engineering, information technology, marketing, human resources, finance and administration. For the financial years ended December 31, 2004 2003 and 2002, we incurred an aggregate amount of CZK 330 million, CZK 256 million, and CZK 294 million under these agreements, for, among other things, compensation of employees who are seconded by TIW and certain of its other subsidiaries to us under these agreements.

  Purchase Agreement dated October 6, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V., J.P. Morgan Securities Inc., ABN AMRO Bank N.V., UBS Limited and West LB AG providing for the issuance and sale by Oskar Mobil of €325 million in 7.50% First Priority Senior Secured Notes due 2011. J.P. Morgan Securities Inc. and ABN AMRO Bank N.V are affiliates of two of our principal shareholders. In connection with this transaction, we paid an aggregate of approximately €4.9 million (CZK 153 million) in fees and commissions to J.P. Morgan Securities Inc. and approximately €1.9 million (CZK 59 million) to ABN AMRO Bank N.V.

  Senior Credit Agreement dated July 19, 2000, and repaid in full on October 13, 2004, between Oskar Mobil a.s. and, inter alia, J.P. Morgan Europe Limited, as facility agent, and JP Morgan Chase Bank, as a lender, who held approximately 12% of the principal amount committed under the loan in 2004. These JP Morgan companies are affiliates of JP Morgan Partners, one of our principal shareholders and they received interest and fees of approximately CZK 61 million, CZK 39 million and CZK 36 million in 2002, 2003 and 2004, respectively, under this agreement. An affiliate of ABN AMRO Capital, one of our principal shareholders held approximately 3.6% of the principal amount committed under the loan in 2004 and also provided a working capital facility and banking services. For such services, they received interest and fees totalling CZK 87 million in 2004 and CZK 90 million in each of the years 2003 and 2002.

  Senior Credit Agreement dated October 6, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V. and, inter alia, J.P. Morgan plc, as a mandated lead arranger, J.P. Morgan Europe Limited, as facility agent and joint security agent, J.P. Morgan Chase International Financing Limited, as a lender, ABN AMRO Bank N.V., as mandated lead arranger and a principal lender. The foregoing JPMorgan companies are affiliates of JPMorgan Partners, a principal shareholder of Oskar Holdings, and of J.P. Morgan Securities Inc., an initial purchaser for the offering of the notes. ABN AMRO Bank N.V. is an initial purchaser for the offering of the notes and an affiliate of ABN AMRO Capital, also a principal shareholder of Oskar Holdings. Fees of €3.0 million (95 million) were paid to the JP Morgan affiliates prior to any re-allocation of fees to credit facility syndicate members and the ABN AMRO affiliate received €0.7 million (CZK 21 million). The senior credit facility consists of a CZK 5,033.6 million and €40.0 million five year amortizing tranche A maturing in 2009, and amortizing from March 2007, and a CZK1,573 six year tranche B repayable in full at maturity. The J.P. Morgan Partners affiliate and the ABN AMRO Capital affiliate provided commitments under Tranche A of the facility of €15 million and CZK 534.8 million, respectively. The senior credit facility is available for drawing, on a revolving basis, over the next 24 months. As of December 31, 2004, CZK 3,963 million and €24 million was drawn under the facility. The senior credit facility is guaranteed on a senior secured basis by Oskar Holdings N.V. and Oskar Finance B.V. The obligations of Oskar Mobil, Oskar Holdings and Oskar Finance and the guarantees are secured by substantially all of their respective assets.

  Interest rate and cross currency swap agreements between Oskar Mobil and, inter alia, affiliates of JP Morgan Partners and of ABN AMRO Capital, two of our principal shareholders, having nominal principal amounts of CZK2.47 billion and €270 million for the interest rate and cross currency arrangements, respectively. Such agreements were terminated in the last quarter of 2004 and approximately €13.1 million (CZK 412 million) was paid to an affiliate of JP Morgan Partners and approximately €3.7 million (CZK 115 million) was paid to an affiliate of ABN AMRO Capital in connection with the settlement of these agreements. In addition, an aggregate amount of CZK 130 million was paid in 2004 (CZK212 million in 2003 and CZK147 million in

2002) under these agreements to such JP Morgan partners' affiliate and CZK 22 million (2003 - CZK 9 million; 2002 - CZK 6 million) to such ABN AMRO Capital affiliate.

  Cross currency swap agreements entered into on October 13, 2004 between Oskar Mobil, J.P. Morgan Chase International Financing Limited and ABN AMRO Bank N.V. for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of CZK 31.625 to one Euro and a fixed interest rate of 8.52%. The counterparties for each of the €162.5 million of notional principal amount of those swap agreements are affiliates of our principal shareholders.

ITEM 6 - MATERIAL CONTRACTUAL ARRANGEMENTS

The following is a list of each material contract, other than contracts entered into in the ordinary course of business, to which Oskar Holdings or its subsidiaries are a party, for the two years preceding publication of this document:

  License awarded to Oskar Mobil to establish and operate a public mobile telecommunication network according to the GSM standard dated June 17, 2002;

  License awarded to Oskar Mobil to establish and operate a public mobile telecommunication network according to the VmTS standard dated June 20, 2002;

  Telecommunication License to establish and operate public mobile telecommunication network under the UMTS standard awarded to Oskar Mobil a.s. on February 23, 2005;

  Indenture dated October 13, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V., JP Morgan Chase Bank, J.P. Morgan Bank Luxembourg S.A., J.P. Morgan Europe Limited and Dexia Banque Internationale à Luxembourg, providing for the issuance of €325 million in 7.50% First Priority Senior Secured Notes due 2011;

  Purchase Agreement dated October 6, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V., J.P. Morgan Securities Inc., ABN AMRO Bank N.V., UBS Limited and West LB AG providing for the issuance and sale by Oskar Mobil of €325 million in 7.50% First Priority Senior Secured Notes due 2011; and

  Senior Credit Agreement dated October 6, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V., arranged by ABN AMRO Bank N.V., J.P. Morgan plc and UBS Limited providing for loans in the amounts of CZK6,606,600,000 and €40 million.

  Interest rate and cross currency swap agreement between Oskar Mobil and JP Morgan Chase Bank and ABN AMRO Bank N.V., entered into prior to 2004, having, in aggregate, nominal principal amounts of CZK 2.47 billion and €270 million for the interest rate and cross currency arrangements, respectively. Such agreements were terminated on October 13, 2004.

  Cross currency swap agreements entered into on October 13, 2004 between Oskar Mobil, J.P. Morgan Chase International Financing Limited and ABN AMRO Bank N.V. for a notional principal amounts of €162.5 million for each counterparty, maturing in April 2009 which establish a fixed exchange rate of CZK 31.625 to one Euro and a fixed interest rate of 8.52%.

  Interest rate swap agreements entered into on November 11, 2004 between Oskar Mobil and WESTLB AG, KBC, SOCIETE GENERALE S.A., and ING BANK N.V. for notional principal amounts of CZK 786.5 million, CZK 629.2 million, CZK 629.2 million and CZK 314.6 million, respectively.

  Uncommitted Combined Facility Agreement dated June 23, 2000 concluded between Oskar Mobil a.s. and ABN AMRO Bank N.V., as amended from time to time. Initially in the amount of €4 million and later converted to CZK 120 million.

  Framework Credit Agreement dated June 1, 2004 concluded between Oskar Mobil a.s. and Interbanka a.s. (now BAWAG Bank CZ a.s.), in the amount of €5 million, which expired on March 9, 2005.

  Credit Line Agreement dated April 8, 2005 concluded between Oskar Mobil a.s. and SOB, a.s. in the amount of CZK 180 million.

ITEM 7 - SIGNIFICANT CHANGES

Change in ownership

In November 2004, TIW entered into an agreement in principal to acquire from minority shareholders 72.9% of the Company's shares. Closing occurred on January 12, 2005 and TIW increased its indirect ownership in the Company to 100%. TIW's interest in the Company continues to be held through ClearWave.

UMTS license

On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions, including minimum coverage requirements. The CZK 2 billion agreed upon price is payable in annual installments from December 2005 through December 2009.

Sale of ClearWave to Vodafone

On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., a wholly owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave. Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) TIW shareholders' approval, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. Upon closing of this sale, the terms of the Notes and the New Senior Credit Facility may require the Company to repay its Senior Credit Facility and to purchase all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

ITEM 8 - FINANCIAL STATEMENTS

Consolidated Financial Statements of Oskar Holdings N.V.

Auditors' Report	F - 1
Consolidated Balance Sheets as at December 31, 2004 and 2003	F - 2
Consolidated Statements of Loss and Comprehensive Loss for the years ended
December 31, 2004, 2003 and 2002	F - 3
Consolidated Statements of Cash Flows for the years ended
December 31, 2004, 2003 and 2002	F - 4
Consolidated Statements of Shareholders' Equity as at
December 31 2004, 2002, 2002 and 2001	F - 5
Notes to Consolidated Financial Statements	F - 6

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF MANAGEMENT AND SHAREHOLDERS OF OSKAR HOLDINGS N.V.

We have audited the accompanying consolidated balance sheets of Oskar Holdings N.V., as of December 31, 2004 and 2003 and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Oskar Holdings N.V.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Oskar Holdings N.V., as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

As described in Note 3, in 2003 the Company changed its method of accounting for asset retirement obligations.

(signed) /s/ERNST & YOUNG LLP

Montréal, Canada
February 22, 2005 [except for Note 15
as to which the date is March 15, 2005]

F - 1

OSKAR HOLDINGS N.V.

CONSOLIDATED BALANCE SHEETS
As at December 31,
[In thousands of CZK]

	2004	2003

ASSETS
Current assets
Cash and cash equivalents	1,226,325	1,565,077
Trade debtors [Note 10]	1,006,621	677,599
Inventories	137,083	238,808
Prepaid expenses	142,651	215,949
Other current assets	10,972	139,931
Total current assets	2,523,652	2,837,364
Property, plant and equipment [Note 5]	16,155,954	16,699,651
License [Note 5]	870,433	931,538
Goodwill [Note 4]	186,930	214,313
Deferred financing and other costs [Note 7]	550,118	266,421
Total assets	20,287,087	20,949,287
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable - Trade	450,140	313,549
Accounts payable - Supply contracts	171,636	504,308
Accounts payable - TIW Group [Note 12]	36,377	5,744
Accrued liabilities	1,136,518	1,172,663
Accrued interest payable	164,394	53,795
Deferred revenues and deferred gains	541,736	532,453
Current portion of long-term debt [Note 7]		486,592
Payable to minority interests [Note 4]		613,869
Total current liabilities	2,500,801	3,682,973
Long-term debt [Note 7]	14,596,245	14,569,063
Derivative financial instruments and other non-current liabilities [Note 14]	848,723	866,518
Total liabilities	17,945,769	19,118,554

Shareholders' equity
Share capital [Note 8]	180,404	172,444
2,670,818 Class A convertible voting shares [2,548,658 at December 31, 2003]
2,586,662 Class B convertible voting shares [2,468,355 at December 31, 2003]
and 1 Class C share at December 31, 2004 and at December 31, 2003
Share premium and other contributed surplus [Note 4]	13,773,907	13,171,184
Deficit	(11,123,675)	(10,790,301)
Accumulated other comprehensive loss
Accumulated changes in fair value of interest rate and cross currency swaps
[Note 14]	(436,907)	(693,396)
Foreign currency translation adjustment	(52,411)	(29,198)
Total shareholders' equity	2,341,318	1,830,733
	20,287,087	20,949,287

Commitments and contingencies [Note 13]
Subsequent events [Note 15]

See accompanying notes

F - 2

OSKAR HOLDINGS N.V.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

Years ended December 31,
[In thousands of CZK]

	2004	2003	2002

Revenues
Services	13,387,564	10,819,594	7,366,402
Equipment	724,356	659,004	655,320
	14,111,920	11,478,598	8,021,722
Costs
Cost of services, excludes related depreciation and amortization of	5,368,807	4,606,761	3,982,965
CZK 2,931.7 million, CZK 2,646.0 million and CZK 2,183.3
million in 2004, 2003 and 2002, respectively
Cost of equipment	1,152,626	1,004,031	823,977
Selling, general and administrative expenses [Notes 10 and 12]	3,443,766	2,975,851	2,570,402
Depreciation and amortization [Note 10]	2,931,751	2,645,988	2,183,378
Operating income (loss)	1,214,970	245,967	(1,539,000)
Interest expense [Note 10]	(1,026,949)	(1,037,149)	(1,023,157)
Loss on early extinguishment of debt [Note 7]	(648,294)
Interest and other income	32,296	11,367	13,566
Foreign exchange gain	94,603	26,163	157,620
Net loss	(333,374)	(753,662)	(2,390,971)
Foreign currency translation adjustment	(23,213)	(6,903)	(20,597)
Change in fair value of interest rate and cross currency swaps
[Note 14]	256,489	261,831	(221,231)
Comprehensive loss	(100,098)	(498,734)	(2,632,799)

See accompanying notes

F - 3

OSKAR HOLDINGS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,
[In thousands of CZK]

	2004	2003	2002

OPERATING ACTIVITIES
Net loss	(333,374)	(753,662)	(2,390,971)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	2,931,751	2,645,988	2,183,378
Amortization of deferred financing costs	73,959	78,079	66,176
Loss on early extinguishment of debt [Note 7]	648,294
Other non-cash items	115,597	95,710	(54,620)
Changes in operating assets and liabilities [Note 11]	(100,735)	(526,753)	522,569
Cash provided by operating activities	3,335,492	1,539,362	326,532

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment [Note 11]	(2,356,026)	(2,246,219)	(4,681,385)
Increase in ownership of subsidiaries [Note 4]	(618,634)
Cash used in investing activities	(2,974,660)	(2,246,219)	(4,681,385)

FINANCING ACTIVITIES
Issuance of shares	610,683	695,638	1,477,364
Proceeds from issuance of long-term debt [Note 7]	14,946,990	1,487,429	2,565,964
Repayment of long-term debt [Note 7]	(14,780,863)
Hedge settlement on debt extinguishment [Note 7]	(913,912)
Deferred financing costs [Note 7]	(562,482)	(95,290)
Cash provided by (used in) financing activities	(699,584)	2,087,777	4,043,328
Net change in cash and cash equivalents	(338,752)	1,380,920	(311,525)
Cash and cash equivalents, beginning of year	1,565,077	184,157	495,682
Cash and cash equivalents, end of year	1,226,325	1,565,077	184,157

See accompanying notes

F - 4

OSKAR HOLDINGS N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
In thousands of CZK]

				Accumulated
		Share Premium and		Other	Total
	Share	Other Contributed		Comprehensive	Shareholders'
	Capital	Surplus	Deficit	Income (Loss)	Equity
Balance as at December
31, 2001	153,546	11,017,080	(7,645,668)	(735,694)	2,789,264
Issuance of shares	9,854	1,467,510			1,477,364
Comprehensive loss			(2,390,971)	(241,828)	(2,632,799)
Balance as at December
31, 2002	163,400	12,484,590	(10,036,639)	(977,522)	1,633,829
Issuance of shares	9,044	686,594			695,638
Comprehensive loss			(753,662)	254,928	(498,734)
Balance as at December
31, 2003	172,444	13,171,184	(10,790,301)	(722,594)	1,830,733
Issuance of shares	7,960	602,723			610,683
Comprehensive loss			(333,374)	233,276	(100,098)
Balance as at December
31, 2004	180,404	13,773,907	(11,123,675)	(489,318)	2,341,318

See accompanying notes

F - 5

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Oskar Holdings N.V. ("Oskar Holdings" or "the Company") formerly known as TIW Czech N.V., was established on August 11th, 1999 under the laws of The Netherlands to develop, own and operate a wireless telecommunications network and provide telecommunications services through a majority-owned equity interest in Oskar Mobil a.s. ("Oskar Mobil") formerly known as Cesky Mobil a.s., which holds licenses to provide cellular services in the Czech Republic. Oskar Mobil is located in Prague, Czech Republic and began the construction of a cellular network in the fall of 1999. Oskar Mobil began commercial operations in March 2000. As of December 31, 2004, Oskar Holdings owned 99.87% of the equity and voting rights of Oskar Mobil, (96.25% in 2003) through its wholly owned subsidiary Oskar Finance B.V. ("Oskar Finance") a newly created holding company incorporated under the laws of The Netherlands. On June 26, 2003, Oskar Holdings entered into an agreement to purchase the remaining 0.13% equity interest in Oskar Mobil for a price of € 150,000 (CZK 4,8 million) which was paid in full on August 3, 2004. Pending closing of the transaction, which cannot take place until certain statutory procedures are completed, the Company is empowered to exercise all the voting rights for shares it has agreed to purchase.

The Company is ultimately controlled by Telesystem International Wireless Inc., ("TIW") a Canadian public company. TIW's controlling interest in Oskar Holdings N.V., is held through ClearWave N.V. ("Clearwave"). As at December 31, 2004, ClearWave, owned 27.1% and 52.7% of the equity and voting rights, respectively, of the Company. On January 12, 2005, Clearwave increased its equity interest in the Company to 100%.

The Company has experienced net losses since inception and expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular network and for the payment of its UMTS license and buildout of a related UMTS network, and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, cash flow from operating activities and from borrowings under its credit arrangements. [See Notes 7 and 15].

The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the Czech Republic. The Company's future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ["U.S. GAAP"].

The summary of significant accounting policies is as follows:

Foreign Currency Translation

The Company reports its consolidated financial statements in Czech Koruna ["CZK"] which is the functional currency of its operating subsidiary, Oskar Mobil. The functional currency of the Company at the corporate holding level is the U.S. dollar and the results of operations at the corporate holding level are translated using the monthly average exchange rates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting foreign currency translation adjustment is reported in accumulated other comprehensive loss as a component of shareholders' equity.

Transactions arising in foreign currencies are translated at the exchange rate in effect at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at year-end rates. The resulting gains or losses are recognized in the consolidated statements of loss.

F - 6

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, Oskar Mobil and Oskar Finance.

Cash Equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. The Company bases its estimates on the aging of the accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different from expected.

Inventories

Inventories consist principally of handsets and accessories held for resale and are stated at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Property, Plant and Equipment and License

Fixed assets and intangible assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Network equipment, infrastructure and related software	10 years
Movable constructions and leasehold improvements	3 to 8 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
License	20 years

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and license, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the consolidated statement of loss and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Goodwill

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the impairment loss, if any. In such case, the implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized.

F - 7

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Financing Costs

Share issue costs are recorded as a reduction of the related share capital. Debt issue costs are deferred and are amortized over the term of the debt to which they relate using the effective interest rate method.

Income Taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment. When handsets, related equipment and access to network are bundled with airtime, the Company considers this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber and is recorded when services are provided. Commissions to dealers are classified within selling, general and administrative expenses.

Loyalty Program

Business customers having met certain requirements, including having been with Oskar Mobil a minimum of twelve months, are awarded points, based on their bill, which can be redeemed towards the purchase of handsets. The Company records an expense for the ultimate expected incremental cost of the redemption of such awards. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Subscriber Acquisition Costs

The excess of the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

Advertising Costs

Advertising costs are expensed as incurred.

Stock-based Compensation

The Company accounts for its stock option and stock appreciation rights plan using the fair value based method of accounting for stock-based employee compensation pursuant to SFAS No. 123.

Derivative Financial Instruments

Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented in other comprehensive loss and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of the Company's derivatives that are designated as hedges at December 31, 2004 and 2003 are designated as cash flow hedges.

F - 8

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

3. CHANGE IN ACCOUNTING POLICIES

Asset Retirement Obligations

Effective January 1, 2003, the U.S. Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Obligations. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. The asset retirement cost is capitalized as part of the related asset and is amortized into earnings over time. Over time, the corresponding liability is increased each period to reflect an accretion element considered in its initial measurement at fair value and reduced as related payments are made.

Under its site leases, the Company is generally committed to returning each site to its original state. In 2003, the Company determined its obligation for asset retirement in accordance with SFAS 143 not to be significant and did not adjust its opening deficit because the amount was not material and was compensated by charges made under the prior accounting policy which was to expense such costs as incurred. In order to calculate a provision for asset retirement obligations, the Company used the following significant assumptions: The Company expects that most of its lease sites will be renewed at their expiry consistent with its history of lease renewals; the Company expects that approximately 1% of its sites per year will have to be changed based on operational needs or vocation changes and as a result, the Company will have to return these sites to their original state; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; and credit adjusted risk-free rates that approximate the Company's incremental borrowing rates. On a periodic basis management reassess its obligations for asset retirement and, as at December 31, 2004, determined that its recorded asset retirement obligation remained not significant. The Company accounts for changes in its estimated asset retirement obligations from January 1, 2003, the date on which we applied SFAS 143, on a prospective basis. The Company will continue to evaluate on a periodic basis whether the estimated asset retirement obligations and related financial statement amounts continue to be reasonably stated.

4. INVESTMENTS IN OSKAR MOBIL

Following the capital calls of Oskar Mobil, in 2001 and 2002, in which the shareholders other than the Company did not participate, the Company's equity interest in Oskar Mobil increased from 94.1% to 95.5% at December 31, 2001 and further increased to 96.3% on January 20, 2003 as a result of the registration of the shares issued pursuant to the December 2001 and March and June 2002 calls. No goodwill resulted from these transactions.

In July 2003, the Company advanced €21.5 million (CZK 689.7 million) as a capital contribution to Oskar Mobil, which was financed through shareholder contributions totaling €22.0 million (CZK 699.6 million).

On October 6, 2003, a minority shareholder of Oskar Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Oskar Mobil to the Company at a price of CZK 613.9 million for which the Company entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. The Company financed the acquisition during the first quarter of 2004 via shareholder contributions totaling $22.0 million. The acquisition was accounted for using the purchase method as of the date of the exercise of the put option and resulted in the creation of CZK 144.7 million of goodwill.

F - 9

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

5. PROPERTY, PLANT AND EQUIPMENT AND LICENSE

		Accumulated
		Depreciation and	Net Carrying
	Cost	Amortization	Value

As at December 31, 2004
Property, plant and equipment
Network equipment, infrastructure and related software	21,508,672	7,024,093	14,484,579
Movable construction and leasehold improvements	366,742	149,459	217,283
Computer equipment and software	3,261,225	2,280,285	980,940
Other equipment	111,519	92,004	19,515
Construction in progress	453,637		453,637
	25,701,795	9,545,841	16,155,954

License	1,154,570	284,137	870,433

As at December 31, 2003
Property, plant and equipment
Network equipment, infrastructure and related software	19,373,518	4,770,159	14,603,359
Movable construction and leasehold improvements	321,205	97,514	223,691
Computer equipment and software	3,261,791	1,978,499	1,283,292
Other equipment	102,652	83,713	18,939
Construction in progress	570,370		570,370
	23,629,536	6,929,885	16,699,651

License	1,157,668	226,130	931,538

6. SHORT-TERM LOANS

As at December 31, 2004, Oskar Mobil has available operating credit facilities totaling € 9.0 million (CZK 274.4 million), consisting of a € 4.0 million and a € 5.0 million facility. The € 4.0 million facility, which is being made available by ABN Amro, an affiliate of a shareholder of the Company, bears interest at a rate of EURIBOR, PRIBOR or LIBOR plus 0.6% per annum for EURO, Koruna and U.S. dollar drawings, respectively. There is also an annual stand-by fee of CZK 1.2 million, payable quarterly, on this facility. The € 5.0 million facility, entered into in June 2004 and maturing on March 9, 2005, bears interest at a rate of EURIBOR or PRIBOR plus 0.95% per annum for EURO and Koruna drawings, respectively, and is not available for drawing until certain conditions are fulfilled.

As at December 31, 2004 and December 2003, there were no outstanding borrowings under either of these facilities.

F - 10

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

7. LONG-TERM DEBT

	2004	2003
Oskar Mobil
New syndicated senior credit facility
Tranche "A" [€24.0 million and Koruna 3.0 billion]	3,751,320
Tranche "B" [Koruna 0.9 billion]	943,800
Senior Notes [€325.0 million]	9,901,125
Syndicated senior credit facility
Tranche "A" [€269.1 million and Koruna 3.8 billion]		12,476,726
Tranche "B" [€26.6 million and Koruna 1.7 billion]		2,578,929
	14,596,245	15,055,655
Less current portion		(486,592)
	14,596,245	14,569,063

On October 13, 2004, Oskar Mobil issued in a private placement €325 million (CZK 10,227.8 million) Senior Notes ("Notes") due October 15, 2011. Oskar Mobil has also entered into a credit agreement for a €250 million (CZK 7,867.5 million) equivalent senior credit facility (the "New Senior Credit Facility").

The Notes bear interest at 7.5% which will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2005. The net proceeds were approximately €313.1 million (CZK 9,855 million), after deducting underwriting discounts and other related expenses. The Notes will be callable at the option of the issuer after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Notes.

The New Senior Credit Facility consists of a CZK 5,033.6 million and €40.0 million (CZK 1,218.2 million) five year amortizing Tranche A maturing in 2009, and amortizing in quarterly instalments from March 2007 through maturity in October 2009, and a CZK 1,573 million six year Tranche B repayable in full at maturity in October 2010. Both tranches bear interest at EURIBOR or PRIBOR, depending on the currency of the borrowings, plus an applicable margin of 187.5 basis points for Tranche A and 200.0 basis points for Tranche B, subject to adjustment based on the Company's financial performance. The new senior credit facility is available for drawing, on a revolving basis, until October 2006.

The indebtedness under the New Senior Credit Facility ranks pari passu with the Notes as to security. The New Senior Credit Facility and the Notes both are senior secured obligations of Oskar Mobil and both are guaranteed on a senior secured basis by the Company and Oskar Finance. The obligations under the Notes and the guarantees are secured by substantially all of the Company's assets and those of its subsidiaries. The New Senior Credit Facility and the Notes contain customary restrictive covenants including, among other items, limitations regarding the ability to incur indebtedness, pay dividends or make distributions, create liens and sell assets. The Company is also committed to respect certain financial covenants including debt to operating cash flows. As at December 31, 2004 the Company was in compliance with all such financial covenants.

An affiliate of a significant shareholder of the Company and of TIW was an initial purchaser of the Notes and provided an underwriting commitment and acted as a mandated lead arranger and book-runner for the New Senior Credit Facility. Aggregate fees and initial purchasers' discount of €7.9 million (CZK 248.6 million) were paid to this related party prior to any reallocation of fees to credit facility syndicate members. This related party also provided a €15 million (CZK 456.8 million) commitment under Tranche A of the facility. Another affiliate of a significant shareholder of the Company who was also an initial purchaser of the Notes and mandated lead arranger and a principal lender for the New Senior Credit Facility, provided a CZK 534.8 million commitment under Tranche A of the facility and received fees totalling €2.6 million (CZK 80.3 million).

F - 11

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

7. LONG-TERM DEBT (CONT'D)

Concurrently with the issuance of the Notes, Oskar Mobil proceeded with an initial draw consisting of CZK 3,964 million and €24 million (CZK 755.3 million) from Tranches A and B of its New Senior Credit Facility.

The net proceeds from the issuance of the Notes, together with the net proceeds from the initial drawdown under the new senior credit facility, were approximately €457.1 million (CZK 14,385 million), after deducting underwriting discounts and other related expenses of CZK 562.5 million. The Company used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility in the amounts of CZK 5,402.8 million and €290.6 million (CZK 9,144.1 million) and to terminate certain currency and interest rate hedging agreements. As a result of the retirement of the current bank facility and the unwinding of the related hedging agreements, the Company recognized a loss on early extinguishment of debt and related hedges of CZK 648.2 million during the fourth quarter consisting of CZK 436.5 million of the then unrealized loss of such hedging contracts and CZK 211.7 million of unamortized deferred financing costs. In connection with the unwinding of existing hedges, an amount of €29.0 million (CZK 913.9 million), consisting of the fair value of the unwound hedges, was paid to counterparties including €13.1 million (CZK 412.2 million) to an affiliate of a significant shareholder of the Company and of TIW and €3.7 million (CZK 114.9 million) to an affiliate of another significant shareholder of the Company.

On October 13, 2004, the Company also entered into currency swap agreements to manage the currency exposure related to its Notes, which constitute significantly all of its aggregate Euro exposure. Specifically, the Company entered into cross currency swaps for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of CZK 31.625 to one Euro and a fixed interest rate of 8.52%. The counterparties for each €162.5 million of notional principal amount of those new swap agreements are both affiliates of significant shareholders of the Company and in the case of one of these counterparties, of TIW. Furthermore to manage exposure to interest rate risk through drawings on its New Senior Credit Facility, in November 2004, the Company entered into interest rate swaps that fixed the rate on CZK 2,360 million of floating rate debt drawn under Tranche A of the credit facility at 3.83% plus the applicable margin until March 30, 2009. The Company has designated all of these currency and interest rate swap arrangements as cash flow hedges.

In addition to the unwind payments noted above, the Company paid an aggregate amount of CZK 130 million (2003 - CZK 212 million; 2002 - CZK 147 million) under interest rate swap, foreign exchange and other hedging arrangements to an affiliate of a significant shareholder of the Company and of TIW and CZK 22 million (2003 - CZK 9 million; 2002 -- CZK 6 million) under similar hedging arrangements to an affiliate of another significant shareholder of the Company.

The affiliate of a significant shareholder of the Company and of TIW, who was also a party to Oskar Mobil's senior credit facility that was repaid in October 2004, received related interest and fees of approximately CZK 61 million, CZK 39 million and CZK 36 million in the years 2002, 2003 and 2004, respectively. The other significant shareholder of the Company who was also a party to Oskar Mobil's senior credit facility that was repaid in October 2004 and provided banking arrangements for Oskar Mobil received related interest and fees totalling CZK 87 million in 2004 (CZK 90 million in each of 2003 and 2002).

The risk of non-performance by counter-parties to the swap agreements in Oskar Mobil are low, as the agreements have been concluded with large, credit worthy financial institutions.

Minimum annual principal repayments of long-term debt outstanding at December 31, 2004 during the next five years are as follows:

2005
2006
2007	625,220
2008	1,250,440
2009	1,875,660

F - 12

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

8. SHARE CAPITAL

Authorized Share Capital

The total authorized share capital of the Company amounts to € 10,000,000 divided as follows:

Type of Shares	Quantity	Nominal Value (€)	Total Nominal Value (€)
A- Series 1	1,500,000	1.00	1,5000,000
A- Series 2	3,000,000	1.00	3,000,000
B	5,000,000	1.00	5,000,000
C	1	1.00	1
Common	49,999,900	0.01	499,999

	Class A		Class B		Class C
	Convertible		Convertible		Convertible
	Voting Shares		Voting Shares		Voting Shares		Total
	Number	CZK	Number	CZK	Number	CZK	Number	CZK
Balance as at
December 31, 2002	2,404,015	80,640,460	2,328,271	82,759,007	1	36	4,732,287	163,399,503
Issuance of shares	144,643	5,396,130	140,084	3,648,825	-	-	284,727	9,044,955
Balance as at
December 31, 2003	2,548,658	86,036,590	2,468,355	86,407,832	1	36	5,017,014	172,444,458
Issuance of shares	122,160	4,043,654	118,307	3,916,082			240,467	7,959,736
Balance as at
December 31, 2004	2,670,818	90,080,244	2,586,662	90,323,914	1	36	5,257,481	180,404,194

Each Class A, Class B and Class C share carries the right to cast one hundred votes and each is convertible into common shares upon the consummation of certain liquidity events such as an initial public offering (the "Trigger Events") on the basis of established conversion ratios. Each authorized common share has a nominal value of €0.01 and carries the right to cast one vote. The Class B shares have some preferences over Class A shares as to profit distribution and liquidation. The Class A and Class B share conversion ratios are a function of the number of common shares issued pursuant to the Class C share conversion right, their relative paid in capital and the shares outstanding in each particular class.

The Class C share issued to ClearWave as a performance incentive automatically converts into additional common shares upon a trigger event. The additional number of common shares issued, if any, will be based on an agreed increase in implied equity value of the Company from inception until the time of the Trigger Event to the extent a threshold internal rate of return has been met. The implied equity value of the Company is measured against invested capital increased by an amount that would constitute an agreed upon internal rate of return. No amounts have been recorded to the conversion feature. In the event that the Trigger Event occurs and there is an increase in the implied equity value of the Company in excess of the minimum required internal rate of return, accounting charges may be required.

At December 31, 2004, the Company had a stock option and stock appreciation rights plan for employees of Oskar Mobil and the grant of options thereunder. After a vesting period, options issued in connection with this plan would allow, subject to an initial public offering or a change of control of Oskar Holdings (the "Events") or Oskar Mobil, holders to acquire in aggregate up to a maximum of approximately 3% of the shares of Oskar Holdings or the cash equivalent thereof at a price which is not lower than the then fair value. Immediately prior to ClearWave's acquisition of the remaining shares of Oskar Holdings in January 2005 (see Note 15), this plan was terminated, cash payments were made to current and past employees of Oskar Mobil and some of these employees were also granted stock based incentives under TIW's stock based plans.

F - 13

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

9. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities, which arose entirely from Oskar Mobil, are as follows:

As at December 31,	2004	2003
Deferred tax assets
Loss carryforwards	491,068	817,733
Tax value of assets in excess of their carrying value	1,923,561	1,600,734
Total deferred tax assets before valuation allowance	2,414,629	2,418,467
Valuation allowance for deferred tax assets	(2,414,629)	(2,418,467)
Deferred tax assets	-	-

As at December 31, 2004 Oskar Mobil had net operating loss carryforwards that are available to reduce taxable income in future years, as follows:

Losses expiring in:
2008	1,933,636
2009	112,479
2,046,115

The tax loss carryforwards above are subject to finalization of the tax returns and the tax assessment process. Furthermore, the amount of such losses may be adjusted due to the utilization of other temporary differences in which case there is no impact on total temporary differences. The deferred tax assets relating to Oskar Mobil have been fully offset by a valuation allowance due to its history of losses.

The reconciliation of income tax computed at the statutory tax rates in The Netherlands with income tax expense is as follows:

	2004	2003	2002
Tax at statutory rate of 35%	116,681	263,782	836,840
Differences in effective rate attributable to income taxes of the
Czech Republic	(23,050)	(30,033)	(95,386)
Non tax deductible expenses and other permanent differences	(24,975)	(138,729)	(39,389)
Valuation allowance	(68,656)	(95,020)	(702,065)
Income tax expense	-	-	-

The Czech Republic currently has a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include value added tax, corporate tax, and payroll (social) taxes. In addition, laws related to these taxes have not been in force for significant periods, in contrast with more developed market economies; therefore, implemented regulations are often unclear or nonexistent. Accordingly, few precedents with regard to tax issues have been established. Often, differing opinions regarding legal interpretations exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Management believes that it has adequately provided for tax liabilities in the accompanying financial statements.

F - 14

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

10. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF LOSS AND OTHER INFORMATION

	2004	2003	2002
Depreciation and amortization:
Property, plant and equipment	2,873,016	2,587,029	2,124,174
License	58,735	58,959	59,204
	2,931,751	2,645,988	2,183,378
Interest expense:
Interest on long-term financing	938,037	931,912	949,285
Interest on short-term financing	14,953	27,158	7,696
Amortization of deferred financing costs	73,959	78,079	66,176
	1,026,949	1,037,149	1,023,157
Other information:
Bad debt expense	119,465	56,995	61,609
Advertising costs	786,965	723,483	648,023

License amortization for the next five years is expected to be CZK 59 million per year.

Depreciation and amortization in 2004 and 2003 includes asset write-offs in the amount CZK 162 million and 20 million, respectively.

In the years ending December 31, 2004 and 2003, Oskar Mobil capitalized interest in the amount of nil and CZK 4 million, respectively.

As further described in Note 2, Oskar Mobil implemented a loyalty points program during the fourth quarter of 2004; accordingly, operating income for 2004 also includes an expense of CZK 24.1 million related to this program and other accrued liabilities at December 31, 2004 includes CZK 21.9 million in connection with this program.

Other Information:

	2004	2003	2002
Allowance for doubtful accounts
Balance, beginning of year	63,245	55,095	43,033
Bad debt expense	119,465	56,995	61,609
Uncollectible accounts written off, net of recoveries	(94,047)	(48,845)	(49,547)
Balance, end of year	88,663	63,245	55,095

F - 15

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

11. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF CASH FLOWS AND OTHER INFORMATION

	2004	2003	2002
Changes in operating assets and liabilities
Trade debtors	(326,585)	(175,077)	(181,827)
Inventories	92,850	(74,325)	35,766
Prepaid expenses and other current assets	198,825	48,220	330,466
Accounts payable - Trade	(173,510)	(22,466)	(690,273)
Accounts payable - TIW Group	30,633	(46,407)	12,328
Accrued liabilities	(42,830)	(198,844)	901,643
Accrued interest payable	110,599	(54,506)	53,281
Deferred revenues and deferred gain	9,283	(3,348)	61,185
	(100,735)	(526,753)	522,569

Other cash flow information
Interest paid	848,828	983,633	919,780
Significant non-cash investing activities:
Unpaid acquisitions of property, plant and equipment financed
under supply contracts	171,636	504,308	818,679

12. RELATED PARTY TRANSACTIONS

The consolidated financial statements include fees and costs charged to the Company for technical services provided by companies within the TIW group of related companies (the "TIW Group") and interests and fees charged to the Company by financial institutions within the ABN Amro Group and JP Morgan Group which are affiliates of certain significant shareholders of the Company and, in the case of JP Morgan, also of TIW.

The fees and costs from TIW Group companies represented principally compensation of the TIW Group's employees involved directly in Oskar Mobil's operations in areas such as engineering, information technology, marketing, human resource, finance and administration and other costs incurred by the TIW Group on behalf of the Company. These fees and costs included within selling, general and administrative expenses, amount to CZK 329.7 million, CZK 256.3 million and CZK 294.1 million in 2004, 2003 and 2002, respectively. The fees and costs charged by the ABN Amro Group and JP Morgan Group, as well as the participation of these Companies in the financing transactions of Oskar Mobil have been described in Note 7.

13. COMMITMENTS AND CONTINGENCIES

Commitments Under Long-term Operating Leases

The future minimum lease payments over the next five years under operating leases originate entirely at Oskar Mobil and relate primarily to properties and sites, the contracts for which can be terminated subject to a 6-month lease payment penalty and amount to CZK 168 million annually. Semi-annual microwave lease payments and line lease payments amount to CZK 127 million and CZK 85 million, respectively. Annual head office operating lease payments total CZK 68 million for each of the next five years.

Rental expenses amounted to CZK 379.9 million, CZK 345.7 million and CZK 246.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

F - 16

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

13. COMMITMENTS AND CONTINGENCIES (CONT'D)

Commitments Under Supply Contracts

Oskar Mobil entered into contracts with two telecommunication equipment suppliers for development and improvement of its cellular telecommunication network during 2004. The aggregate value of the remaining purchase commitments under these contracts is approximately €2.5 million [CZK 75.0 million] as at December 31, 2004.

As at December 31, 2004, Oskar Mobil had other commitments of approximately CZK 229 million primarily for network maintenance and information systems purchases.

License Agreements

The conditions to Oskar Mobil's license agreement require Oskar Mobil to substantially meet the deployment plans set out in license agreements and provide a specified level of services in respective coverage areas. the Company is committed to pay minimum annual spectrum fees of approximately CZK 176 million and is also required to contribute annually to certain costs associated with the provision of universal service.

Regulatory claims and litigations

In the normal course of business, Oskar Mobil's actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against the Company for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any of such proceedings will not be materially adverse to the Company.

14. FINANCIAL INSTRUMENTS

Fair Value

The carrying amounts of cash and cash equivalents, trade debtors, accounts payable, accrued liabilities, accrued interest payable and payable to minority interests approximate their fair values due to the short-term maturity of these instruments. The fair value and effective interest rate of Oskar Mobil's Notes based on their trading on the over-the-counter market, were approximately CZK 10,693 million and 6.0%, respectively.

The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Derivative Financial Instruments

As further described in Note 7, concurrent with the repayment of the Company's senior credit facility, the company terminated its related currency and interest rate hedging arrangements. The net loss associated with these arrangements, which was recorded in Accumulated Other Comprehensive Loss ("AOCI") within shareholders' equity and amounted to CZK 693.4 million as of December 31, 2003, was entirely recognized in income in 2004. CZK 463.5 million of this is included with the loss on early extinguishment of debt while the remainder was recognized through interest expense prior to the October 13, 2004 refinancing.

In addition, as also described in Note 7, to hedge the variable interest rates and Euro based debt currency exposures which arose from the new financing, the Company has entered into a number of new cross currency and interest rate swap arrangements, all of which have been designated as cash flow hedges. As of December 31, 2004, total unrealized losses, of approximately CZK 436.9 million related to these swap agreements were recorded in AOCI since the Company's assessment of the hedging relationship revealed no ineffectiveness.

F - 17

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

14. FINANCIAL INSTRUMENT (CONT'D)

For the years ended December 31, 2004, 2003 and 2002, respectively, the net change in the fair value of the Company's interest rate and cross-currency swaps was CZK 74.2 million, CZK 430.5 million and CZK 226.5 million, respectively, of which a loss of 182.3 million in 2004 (income of CZK 168.7 million and CZK 5.3 million in 2003 and 2002, respectively) was reflected in income against the change in carrying value of the related hedge foreign currency debt and as an increase in interest expense; the net effect on AOCI in 2004, 2003 and 2002 was CZK 256.5 million, CZK 261.8 million and CZK 221.2 million, respectively. The unrealized losses were included in long-term liabilities.

The movements in AOCI were as follows:

Total

Balance as at December 31, 2001	734,008
Net change in derivative value for the year	221,219

Balance as at December 31, 2002	955,227
Net change in derivative value for the year	(261,831)

Balance as at December 31, 2003	693,396
Unwind of hedges in October 2004	(463,475)
Net change in derivative value for the year	206,986

Balance as at December 31, 2004	436,907

Interest rate risk

The Company has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and the collection or repayment of these instruments.

Credit risk

The concentration of credit risk with respect to trade debtors is limited due to the composition of the customer base, which includes a large number of individuals and businesses. Generally, the Company requires deposits. The Company evaluates the credit worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses.

Cash and cash equivalents are deposited with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of only dealing with large, creditworthy financial institutions.

Currency Risk

The Company is exposed to currency risk with regards to fluctuations between the Euro and Czech Koruna, as a result of unhedged Euro denominated borrowings by Oskar Mobil and certain revenue and expenditures which are Euro-denominated in Oskar Mobil.

F - 18

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

15. SUBSEQUENT EVENTS

UMTS license

On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar Mobil to honour certain license conditions. The CZK 2 billion agreed upon price is payable in annual instalments from December 2005 through December 2009.

Sale of ClearWave to Vodafone

On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V., a wholly owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of all of its interests in ClearWave. Closing of the sale is subject to (i) court approval pursuant to the plan of arrangement, (ii) TIW shareholders' approval, and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislations. Upon closing of this sale, the terms of the Notes and the New Senior Credit Facility may require the Company to repay its Senior Credit Facility and to purchase all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.

F - 19